Form 10-K, Exhibit 13
period 1996-12-31
MERIT MEDICAL SYSTEMS INC
filed 1997-03-31
CIK 856982

Pursuant to item 601(b)(13)(ii) of Regulation S-K, only those portions of the Merit Medical Systems, Inc. 1996 Annyal Report to Shareholders which are incorporated by reference into the Registrant's Annual Report on Form 10-K are filed in electronic format as an exhibit to such Annual Reoprt on Form 10-K.


Merit
REPORT
MAGAZINE

EXECUTIVE OFFICERS

Fred P. Lampropoulos
Chairman, President/Chief Executive Officer

Kent W. Stanger
Secretary-Treasurer, Chief Financial Officer

Brian L. Ferrand
Vice President, Sales and Marketing

Leigh Weintraub
Vice President, Operations

BOARD OF DIRECTORS

Fred P. Lampropoulos
Chairman, President/Chief Executive Officer

Kent W. Stanger
Secretary-Treasurer, Chief Financial Officer

Rex C. Bean, Private Investor
Ogden, Utah

Richard W. Edelman, Vice President
Southwest Securities, Inc.
West Palm Beach, Florida

James J. Ellis
Senior Executive
Mutual of New York, Dallas, Texas

Michael E. Stillabower, M.D.
Chief, Cardiology
Medical Center of Delaware
Wilmington, Delaware

CORPORATE OFFICES
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095
(801) 253-1600

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
Salt Lake City, Utah

LEGAL COUNSEL
Kimball, Parr, Waddoups, Brown & Gee
Securities/General Counsel
Workman, Nydegger & Jensen
Patent Counsel

FORM 10-K
Merit Medical Systems, Inc. filed an annual report on Form 10-K with the Securities and Exchange Commission for the fiscal year ended December 31, 1996. A copy may be obtained by written request from Kent W. Stanger, Secretary, at the company offices.

ANNUAL MEETING
All shareholders are welcome to attend our Annual Meeting on Wednesday, May 21, 1997 at 3:00 p.m. at the company's corporate offices in South Jordan, Utah.



                          1                                Merit REPORT MAGAZINE

Merit
REPORT
MAGAZINE


STOCK TRANSFER AGENT/REGISTRAR
Atlas Stock Transfer
5899 South State Street
Salt Lake City, Utah 84107

PRIMARY MARKET MAKERS
Dain Bosworth Incorporated
Piper Jaffray Companies Inc.
Mayer & Schweitzer, Inc.
Herzog, Heine, Geduld, Inc.
Sherwood Securities Corp.
Nash Weiss/Div. of Shatkin Inv.
Knight Securities L.P.
Wilson-Davis & Co.
Olsen Payne &
Company
Wien Securities Corp.
Ernst & Company
Oscar Gruss & Son, Inc.

MARKET INFORMATION
The Company's common stock is traded on the NASDAQ National Market System under the symbol "MMSI." As of December 31, 1996, there were 6,942,290 shares of common stock outstanding. The following chart sets forth the high and low closing sale prices for the company's common stock for the last two years:

                             High       Low
1996
First Quarter                $7.88    $6.63
Second Quarter               11.75     7.00
Third Quarter                 9.25     7.25
Fourth Quarter                8.50     6.50

1995
First Quarter                $5.50    $4.25
Second Quarter               10.00     5.44
Third Quarter                 8.75     6.75
Fourth Quarter                7.13     5.69

As of March 27, 1997, the Company had 319 shareholders of record, not including shareholders whose shares are held in securities position listings.

The Company has never declared or paid any cash dividends on its common stock. The Company intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

INVESTOR RELATIONS COUNSEL Jordan Richard Assoc.
Salt Lake City, Utah, (801) 595-8611

FOR MORE INFORMATION, CONTACT
Kent W. Stanger, Chief Financial Officer
Merit Medical Systems, Inc.
(801) 253-1600



                          3                                Merit REPORT MAGAZINE

Merit Medical Systems, Inc. and Subsidiaries
Selected Financial Data

                                                                                     Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------
                                                  1996             1995              1994             1993           1992
----------------------------------------------------------------------------------------------------------------------------
Operating Data:
         Sales                             $50,455,766      $42,587,284       $33,324,245      $25,431,180    $18,393,338
         Cost of sales                      29,319,617       24,987,998        18,999,015       13,653,379      8,653,792

         Gross profit                       21,136,149       17,599,286        14,325,230       11,777,801      9,739,546
         Selling, general, and
                  administrative expenses   14,311,049       12,808,805        10,232,215        7,836,018      6,958,011
         Research and
                  development expenses       2,533,171        2,330,324         2,069,882        1,306,782      1,044,277
         Income from operations              4,291,929        2,460,157         2,023,133        2,635,001
         1,737,258
         Other income (expense)               (661,777)        (459,462)          (29,868)           4,860        (46,988)
         Income before
                  income tax expense         3,630,152        2,000,695         1,993,265        2,639,861      1,690,270
         Income tax expense                  1,277,431          700,418           775,453          799,650        502,856
         Minority interest in (income)
                  loss of subsidiary          (190,113)         (79,040)           33,035
         Net income                          2,162,608        1,221,237         1,250,847        1,840,211      1,187,414
         Net income per share                    $ .31            $ .18             $ .19            $ .28          $ .19
         Weighted average
                  shares outstanding         7,051,911        6,851,164         6,678,041        6,679,758      6,310,499

Balance Sheet Data:
         Working capital                   $12,761,211     $  9,518,971       $ 9,032,899      $10,226,533     $7,392,771
         Total assets                       41,718,553       34,503,858        27,024,267       20,479,384     16,360,112
         Long-term debt                      4,822,126        1,778,953           827,592          841,921        810,418
         Stockholders' equity              $22,487,123      $19,264,525       $17,537,029      $15,705,152    $13,286,782



                          9                                Merit REPORT MAGAZINE

Merit Medical Systems, Inc. and Subsidiaries
Management's Discussion

OVERVIEW

         The Company experienced significant improvements in many aspects of its business for the year ended December 31, 1996. Sales increased, particularly in Europe, as conversion to a direct sales force in Europe is well underway (up 179% for 1996 compared to 1995). The decline in selling, general and administrative expense, as a percentage of sales, reflects establishment of the direct sales force in Germany, France and the United Kingdom and increasing production by the European sales force. Sentir, a majority-owned (72%) subsidiary, experienced a significant year-over-year improvement in net income (up 132% in 1996 compared to 1995). Cash flow from operations in 1996 was a positive $3.4 million, an improvement of over $5.2 million as compared to 1995. Gross margin as a percentage of sales increased, compared to the prior year, for the first time since 1991. Net income was up 77% in 1996 over 1995, reflecting all of the positive trends.
         Results in 1996, though gratifying, were tempered by several factors, particularly the need to continue substantial expenditures related to development and introduction of technologies and new products and preparation for manufacturing of those products in Ireland. These expenses, together with costs incurred in establishing and supporting the European sales force, resulted in approximately $1 million in net losses from European operations. The Company continues to experience pressures on margins from price competition, particularly in Europe, as more competitors enter European markets. As markets for the Company's existing product lines begin to mature, the Company's future sales growth and margin improvements are expected to come from the introduction of new technologies and products, including needles, guide wires, sheath introducers and catheters. The Company's near-term focus will be on these several objectives. The resulting investment and startup costs required to support introduction and sale of new products and to support the direct sales in Europe will necessarily impact near-term profitability. Sales increases and margin improvements related to these new product lines are expected to begin later in 1997 and continue to ramp up in the immediate future. Selling, general and administrative expenses continue to reflect improved efficiencies and higher sales production, particularly in Europe. Sentir must broaden its markets to sustain revenue growth and profitability.
         In January 1997, the Company acquired Universal Medical Investments Corp. ("UMI"), a New York based manufacturer of needles, guide wires, sheath introducers and catheters. The Company will incur substantial costs of integrating UMI's operations and completing enhancements to UMI's product lines prior to their release to Merit's sales force and customers. The Company expects that the UMI division can be profitable by the end of 1997. The addition of up to 14 new technical and engineering employees to support product development will accelerate introduction of new products but will also impact near-term results.



                         10                                Merit REPORT MAGAZINE

RESULTS OF OPERATIONS


The following table sets forth, for the periods indicated, certain operational data as a percentage of sales:


                                                     Year ended December 31,

                                                   1996       1995       1994

Sales                                             100.0%     100.0%     100.0%
Gross profit                                       41.9       41.3       43.0
Selling, general and administrative expenses       28.4       30.1       30.7
Research and development expenses                   5.0        5.5        6.2
Income from operations                              8.5        5.8        6.1
Income before income tax expense                    7.2        4.7        6.0
Net income                                          4.3        2.9        3.8


Sales increased by $7,868,482, or 18.5%, in 1996 compared to an increase of $9,263,039, or 27.8%, in 1995 and an increase of $7,893,065, or 31.0%, in 1994.
Company sales growth from 1994 through 1996 was favorably affected by introductions of new and existing products sold separately and packaged in custom kits, increased penetration of the market for inflation devices and introduction and sale of new products. International sales in 1996 were approximately $11,900,000 compared to $8,319,000 in 1995 and $5,450,000 in 1994.
These increases were primarily attributable to the ongoing transition to a direct sales force in Europe (direct sales in France, Germany and the U.K. were $5,259,870 in 1996 compared to $1,882,648 in sales in 1995) as well as greater acceptance of the Company's products in other international markets, such as Japan.
         Gross profit as a percentage of sales was 41.9%, 41.3% and 43.0% in 1996,1995 and 1994, respectively. The increase in gross profit from 1995 to 1996 was attributable to increased production volumes and efficiencies which continue to be achieved in the Company's new facility. Gross profit was also favorably affected by higher margins on international sales made through the Company's direct sales force, although these margins have been declining in recent months as competitors enter European markets.

         The decline in gross profit in 1995 from 1994 was attributable to increased custom kit sales where margins are lower than on proprietary products sold separately. Pricing pressure has also been experienced over the three year period to varying degrees in each of the Company's markets, particularly with custom kits, as the Company has entered this well-established market. Selling, general and administrative expenses increased $1,502,244, or 11.7%, in 1996 compared to 1995 and $2,576,590, or 25.2% in 1995 compared to 1994. These additional expenditures were related principally to the costs of training and supporting the Company's growing sales force in international and domestic markets. Although total selling, general and administrative expenses have increased during the periods, these expenses, as a percentage of sales, declined to 28.4% in 1996 compared to 30.1% in 1995 and 30.7% in 1994. These reductions have been accomplished (despite substantial expenditures related to starting up the Company's European operations) in part through a Company-wide focus on achieving greater individual productivity. Increased sales have also permitted the spread of fixed costs over a greater number of units (economies of scale).

         The income tax provision for 1996 was $1,277,431, an effective rate of 35.2%, compared to $700,418, or 35.0% in 1995 and $775,453, or 38.9%, in 1994.
The Company's effective tax rate in 1994 was higher principally because of expenses and losses of approximately $290,000 associated with the acquisition of Sentir, Inc. and the start -up of international operations for which related tax benefits were not recognized. The tax rate for 1996 and 1995 decreased compared to 1994 because of tax benefits recorded for prior year losses of Sentir, Inc. The benefits of these net operating losses have all been recognized and therefore the Company's effective tax rate is expected to rise until there are Ireland manufacturing profits, which are taxed at 10% rate, later in 1997.




                         11                                Merit REPORT MAGAZINE

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1996, the Company's working capital was $12,761,211, which represented a current ratio of 2.1 to 1. During 1995, the Company increased its secured bank line of credit to $8.5 million and obtained $2.2 million in term debt due in October 2000. The Company had $4,533,873 outstanding under the bank line of credit at December 31, 1996. At March 27, 1997 the outstanding balance was $3,873,156. The Company has financed leasehold improvements and equipment acquisitions through secured notes payable and capital lease arrangements with an outstanding balance of $6,210,702 at December 31,1996. For the year ended December 31, 1996, the Company generated cash from operations in the amount of $3,418,361, which represented an increase of $5,229,567 over 1995. In addition to the improved profitability of the Company, better management of accounts receivable and inventories were the primary factors contributing to increased cash flows from operations.
         Historically, the Company has incurred significant expenses in connection with product development and introduction of new products. This has particularly been true in 1995 and 1996 with regard to the development of new products and the start-up of operations in Europe. Substantial capital has also been required to finance growth in inventories and receivables. The Company's principal source of funding for these and other expenses has been the sale of equity, cash generated from operations, secured loans on equipment and bank lines of credit. The Company believes that its present sources of liquidity and capital are adequate for its current operations.





                         12                                Merit REPORT MAGAZINE

Merit Medical Systems, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 1996 and 1995

ASSETS                                                                             1996                     1995

CURRENT ASSETS:
         Cash (Note 1)                                                  $     1,262,950          $       270,841
         Trade receivables - net of allowance for uncollectible
                  accounts:  1996 - $75,324; 1995 - $65,237 (Note 5)          7,379,079                6,727,960
         Employee and related party receivables (Note 9)                        327,425                  363,266
         Irish Development Agency grant receivable (Note 6)                     416,891                  544,725
         Inventories (Notes 1, 3, and 5)                                     13,852,360               12,156,795
         Prepaid expenses and other assets                                      518,823                  403,414
         Deferred income tax assets (Note 4)                                    729,060                  655,609
                                                                      --------------------------------------------
                           Total current assets                              24,486,588               21,122,610
                                                                      --------------------------------------------
PROPERTY AND EQUIPMENT (Notes 1, 5, and 6):
         Land                                                                 1,107,351                  595,959
         Building                                                             1,043,804                  782,195
         Automobiles                                                            144,535                  174,651
         Manufacturing equipment                                              8,656,145                7,959,952
         Furniture and fixtures                                               3,816,402                3,005,093
         Leasehold improvements                                               2,673,897                3,087,602
         Construction-in-progress                                             5,193,993                1,465,945
                                                                      --------------------------------------------
                           Total                                             22,636,127               17,071,397
         Less accumulated depreciation and amortization                      (7,605,728)              (5,479,589)
                                                                      --------------------------------------------
                           Property and equipment - net                      15,030,399               11,591,808
                                                                      --------------------------------------------
OTHER ASSETS:
         Intangible assets - net of accumulated amortization:
                  1996 - $636,059; 1995 - $535,155 (Notes 1 and 5)            1,839,532                1,463,885
         Prepaid royalty - net of accumulated amortization:
                  1996 - $407,143; 1995 - $321,429 (Notes 1 and 10)             192,857                  278,571
         Deposits                                                               169,177                   46,984
                                                                      --------------------------------------------
                           Total other assets                                 2,201,566                1,789,440
                                                                      --------------------------------------------
TOTAL                                                                    $   41,718,553           $   34,503,858
                                                                      ============================================



                                                                     (Continued)



                         13                                Merit REPORT MAGAZINE

LIABILITIES AND STOCKHOLDERS' EQUITY                                               1996                1995

URRENT LIABILITIES:
         Line of credit (Note 5)                                        $     4,533,873     $     5,871,539
         Current portion of long-term debt (Notes 5 and 6)                    1,388,576             778,088
         Trade payables                                                       2,709,869           3,056,289
         Accrued expenses                                                     2,969,246           1,715,075
         Advances from employees                                                107,907              52,863
         Income taxes payable (Note 4)                                           15,906             129,785
                                                                      ---------------------------------------
                           Total current liabilities                         11,725,377          11,603,639

DEFERRED INCOME TAX LIABILITIES (Note 4)                                        852,578             616,652

LONG-TERM DEBT (Notes 5 and 6)                                                4,822,126           1,778,953

DEFERRED CREDITS (Note 6)                                                     1,467,660           1,066,513
                                                                      ---------------------------------------
                           Total liabilities                                 18,867,741          15,065,757
                                                                      ---------------------------------------
MINORITY INTEREST IN SUBSIDIARY (Notes 1 and 2)                                 363,689             173,576
                                                                      ---------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 6, 10, 11 and 12)

STOCKHOLDERS' EQUITY (Notes 1, 7, and 11):
         Common stock - no par value; authorized:  10,000,000 shares;
                  issued:  1996 - 6,942,290 shares; 1995 - 6,786,239 shares  14,184,975         13,088,265
         Foreign currency translation adjustment                                (14,089)            22,631
         Retained earnings                                                    8,316,237          6,153,629
                                                                      --------------------------------------
                           Total stockholders' equity                        22,487,123         19,264,525

                                                                      --------------------------------------

TOTAL                                                                    $   41,718,553     $   34,503,858
                                                                      ======================================


See notes to consolidated financial statements.                      (Concluded)




                         14                                Merit REPORT MAGAZINE

Merit Medical Systems, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31, 1996, 1995 and 1994



                                                                       1996              1995              1994

SALES (Notes 8 and 9)                                        $   50,455,766    $   42,587,284    $   33,324,245

COST OF SALES (Notes 9 and 10)                                   29,319,617        24,987,998        18,999,015

GROSS PROFIT                                                     21,136,149        17,599,286        14,325,230

EXPENSES:
         Selling, general, and administrative (Note 11)          14,311,049       12,808,805         10,232,215
         Research and development                                 2,533,171        2,330,324          2,069,882

                           Total                                 16,844,220       15,139,129         12,302,097

INCOME FROM OPERATIONS                                            4,291,929        2,460,157          2,023,133

OTHER INCOME (EXPENSE):
         Interest income (Note 9)                                    23,377           15,185             86,947
         Interest expense                                          (707,878)        (428,038)          (113,347)
         Miscellaneous income (expense)                              22,724          (46,609)            (3,468)

                           Other expense - net                     (661,777)        (459,462)           (29,868)

INCOME  BEFORE INCOME TAX EXPENSE                                 3,630,152        2,000,695          1,993,265

INCOME TAX EXPENSE (Note 4)                                      (1,277,431)        (700,418)          (775,453)

MINORITY INTEREST IN (INCOME) LOSS
         OF SUBSIDIARY (Notes 1 and 2)                             (190,113)         (79,040)            33,035

NET INCOME                                                  $     2,162,608    $   1,221,237     $    1,250,847

NET INCOME PER COMMON AND
         COMMON EQUIVALENT SHARE (Note 1)                   $           .31    $         .18     $          .19

WEIGHTED AVERAGE NUMBER OF
         COMMON AND COMMON EQUIVALENT
         SHARES OUTSTANDING (Note 1)                              7,051,911        6,851,164          6,678,041


See notes to consolidated financial statements.




                         15                                Merit REPORT MAGAZINE

Merit Medical Systems, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 1996, 1995 and 1994

                                                                                                                Foreign
                                                                                                               Currency
                                                                                                             Translation    Retained
                                                                  Common Stock              Treasury Stock    Adjustment    Earnings
                                                            ------------------------------------------------------------------------
                                                              Shares          Amount     Shares        Amount

BALANCE, JANUARY 1, 1994                                      6,437,086  $12,023,607       NONE          NONE       NONE $ 3,681,545

Net income                                                                                                                 1,250,847
Issuance of common stock for cash (Note 11)                      13,657       58,063
Options and warrants exercised for cash (Note 7)                167,000      380,290
Options and warrants exercised and treasury
         stock acquired through stock option settlement
         agreements including the recording of payroll
         tax liabilities in the amount of $328,906 (Note 7)     145,301      135,873     85,173      (464,779)
Treasury stock acquired for cash                                                         14,406       (21,967)
Treasury stock acquired for cancellation
         of note receivable                                                              29,102      (149,148)
Treasury stock sold for cash (Note 11)                                                  (56,466)      293,142
Retirement of treasury stock                                    (72,215)    (342,752)   (72,215)      342,752
Foreign currency translation adjustment (Note 1)                                                               $ (1,662)
Tax benefit attributable to appreciation
         of common stock options exercised                                   351,218
                                                            ------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                                    6,690,829   12,606,299       NONE          NONE    (1,662)   4,932,392

Net income                                                                                                                 1,221,237
Issuance of common stock for cash (Note 11)                      15,949       99,106
Options and warrants exercised for cash (Note 7)                 79,461      370,339
Options to purchase 1,939 shares surrendered in
         exchange for the recording of payroll tax liabilities
         (Note 7)                                                             (9,453)
Foreign currency translation adjustment (Note 1)                                                                 24,293
Tax benefit attributable to appreciation
         of common stock options exercised                                    21,974
                                                            ------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                                    6,786,239   13,088,265       NONE          NONE    22,631    6,153,629

Net income                                                                                                                 2,162,608
Issuance of common stock for cash (Note 11)                      39,996      309,370
Options and warrants exercised for cash (Note 7)                104,117      643,028
Issuance of common stock under
         Employee Stock Purchase Plan (Note 7)                   11,938       78,633
Foreign currency translation adjustment (Note 1)                                                                (36,720)
Tax benefit attributable to appreciation
         of common stock options exercised                                    65,679
                                                            ------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                    6,942,290  $14,184,975       NONE          NONE  $(14,089  $ 8,316,237
                                                            ========================================================================

See notes to consolidated financial statements.



                         16                                Merit REPORT MAGAZINE

Merit Medical Systems, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 1996, 1995 and 1994

                                                                                          1996           1995             1994
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income                                                             $    2,162,608  $   1,221,237    $   1,250,847
                                                                                ------------------------------------------------
         Adjustments to reconcile net income to net cash
                  provided by (used in) operating activities:
                  Depreciation and amortization                                      2,497,850      1,718,901        1,561,982
                  Bad debt expense                                                      17,708         33,509            2,728
                  Losses on sales and abandonment of
                     property and equipment                                              6,867         61,138           11,778
                  Amortization of deferred credits (Note 6)                            (73,619)       (55,761)
                  Deferred income taxes                                                162,475       (200,768)          33,818
                  Tax benefit attributable to appreciation of
                     common stock options exercised                                     65,679         21,974          351,218
                  Minority interest in income (loss) of subsidiary                     190,113         79,040          (33,035)
                  Changes in operating assets and liabilities net of
                     effects from purchase of Sentir, Inc. (Notes 1 and 2):
                     Trade receivables                                                (668,827)    (1,654,077)      (1,448,376)
                     Employee and related party receivables                             35,841       (151,802)         (22,212)
                     Irish Development Agency grant receivable                         142,637       (194,440)         (77,612)
                     Income tax refund receivable                                                     133,048         (133,048)
                     Inventories                                                    (1,695,565)    (3,786,342)      (2,397,710)
                     Prepaid expenses and other assets                                (115,409)      (219,725)         (10,630)
                     Deposits and other                                               (158,913)        85,861          (51,617)
                     Trade payables                                                   (346,420)       547,550        1,323,933
                     Accrued expenses                                                1,254,171        413,470          103,717
                     Advances from employees                                            55,044          6,196           14,670
                     Income taxes payable                                             (113,879)       129,785         (118,416)
                                                                                ------------------------------------------------
                           Total adjustments                                         1,255,753     (3,032,443)        (888,812)
                                                                                ------------------------------------------------
                           Net cash provided by (used in) operating activities       3,418,361     (1,811,206)         362,035
                                                                                ------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
         Collections  on  construction  advances  receivable  2,184,630  Capital expenditures for:
                  Property and equipment                                            (2,736,477)    (2,497,060)      (3,516,100)
                  Intangible assets                                                   (486,414)      (410,982)        (363,446)
         Proceeds from the sale of property and equipment                               41,156                           6,765
         Purchase of Sentir, Inc. - net of cash acquired                                                              (140,741)
                                                                                ------------------------------------------------
                           Net cash used in investing activities                    (3,181,735)      (723,412)      (4,013,522)
                                                                                ------------------------------------------------

                                                                     (Continued)



                         17                                Merit REPORT MAGAZINE


                                                                                          1996            1995            1994
CASH FLOWS FROM FINANCING ACTIVITIES:
         Borrowing under line of credit                                         $   22,551,386  $   25,390,713  $   25,162,956
         Proceeds from:
                  Issuance of common and treasury stock                              1,031,031         469,445         731,495
                  Long-term debt                                                     2,200,000
         Principal payments on:
                  Line of credit                                                   (23,889,052)    (22,982,819)    (22,885,708)
                  Long-term debt                                                    (1,068,415)       (631,887)       (338,918)
                  Deferred credits                                                     (69,467)        (54,227)
         Purchase of treasury stock                                                                                    (21,967)
         Proceeds included in deferred credits                                                         448,398         289,294
         Proceeds from sale of subsidiary stock to
                  minority shareholders                                                                 10,000
                                                                                ------------------------------------------------
                           Net cash provided by financing activities                   755,483       2,649,623       2,937,152
                                                                                ------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                        992,109         115,005        (714,335)

CASH AT BEGINNING OF YEAR                                                              270,841         155,836         870,171
                                                                                ------------------------------------------------
CASH AT END OF YEAR                                                             $    1,262,950  $      270,841  $      155,836
                                                                                ================================================
SUPPLEMENTAL  DISCLOSURES  OF CASH FLOW  INFORMATION - Cash paid during the year for interest (including capitalized interest of $177,133,
         $152,469, and $402,059 during 1996, 1995, and 1994, respectively)      $      761,430  $      361,062  $      516,001
                                                                                ================================================
                           Income taxes                                         $    1,163,156  $      638,353  $      641,881
                                                                                ================================================

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

o         During 1996,  1995,  and  1994, the Company entered into capital lease
          obligations   and   notes  payable  for  $2,522,076,  $1,997,992,  and
          $415,835, respectively, for manufacturing equipment.

o During 1996, 1995, and 1994, the Company increased common stock by $65,679, $21,974, and $351,218, respectively, for the tax benefit attributable to appreciation of common stock options exercised.

o During 1995, options to purchase 1,939 shares of the Company's common stock were surrendered in exchange for the Company's recording of payroll tax liabilities in the amount of $9,453.

o During 1994, the Company acquired 29,102 shares of treasury stock in exchange for the cancellation of a note receivable in the amount of $149,148.

o During 1994, the Company settled stock option agreements whereby options to purchase 145,301 shares of the Company's common stock were exercised in exchange for 85,173 shares of previously issued common shares of the Company. In addition, options to purchase an additional 59,449 shares of the Company's common stock were surrendered in exchange for the Company's recording of payroll tax liabilities in the amount of $328,906.

o During 1994, the Company acquired 73% of the outstanding common stock of Sentir, Inc. (see Note 2). In connection with this acquisition, the Company recorded the following as of the acquisition date:

                  Assets acquired                       $      772,028
                  Liabilities assumed                         (476,453)
                  Minority interest                           (117,571)
                                                  ----------------------
                           Total purchase price         $      178,004
                                                  ======================
See notes to consolidated financial statements.                      (Concluded)




                         18                                Merit REPORT MAGAZINE

Merit Medical Systems, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 1996, 1995 and 1994

1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Merit Medical Systems, Inc. (Merit) and its wholly owned subsidiaries, Merit Holdings, Inc., and Merit Medical International, Inc., and Merit's majority-owned subsidiary, Sentir, Inc., (collectively, the Company) develop, manufacture, and market disposable medical products primarily for use in the diagnosis and treatment of cardiovascular disease. The Company manufactures its products in plants located in the United States and beginning in 1997 in Ireland. The Company has export sales to dealers (see Note 8) and has direct sales forces in the United States, Canada and Western Europe.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The following is a summary of the more significant of such policies.

Use of Estimates in Preparing Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation - The consolidated financial statements include those of Merit, Merit Medical International, Inc., Merit Holdings, Inc., and Merit's majority-owned subsidiary, Sentir, Inc. (Sentir) (see Note 2). All material intercompany balances and transactions have been eliminated in consolidation.

Inventories - Inventories are stated at the lower of cost (computed on a first-in, first-out basis) or market.

Long-lived Assets - Impairment of long-lived assets is determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-lived Assets and of Long-lived Assets to be Disposed Of," which was adopted on January 1, 1996. There were no impairments as of December 31, 1996.

Property  and   Equipment  -  Property  and  equipment  are  recorded  at  cost.
Depreciation and amortization are computed using the straight-line method over estimated useful lives as follows:

         Building                                 30 years
         Automobiles                               5 years
         Manufacturing equipment             5 to 10 years
         Furniture and fixtures              5 to 10 years
         Leasehold improvements              4 to 25 years

Intangible Assets - Costs associated with obtaining patents, issued and pending, and trademarks have been capitalized and are amortized over the patent or trademark period or charged to expense if not approved. Costs associated with obtaining customer lists are amortized over two years.

Prepaid Royalty - The prepaid royalty paid by the Company under an agreement which grants to the Company a license and certain rights to technology has been capitalized. Amortization of the prepaid royalty is computed using the straight-line method over the seven year term of the agreement.

Net Income Per Common and Common Equivalent Share - Net income per common and common equivalent share is based on the weighted average number of shares outstanding during each year and for common stock equivalents, which assumes the exercise of stock options and warrants.

Statements of Cash Flows - For purposes of the statements of cash flows, the Company considers interest-bearing deposits with an original maturity date of three months or less to be cash equivalents.




                         19                                Merit REPORT MAGAZINE

Foreign  Currency  Translation  Adjustment  - The  financial  statements  of the
Company's foreign subsidiaries are measured using local currencies as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange and results of operations are translated at average rates for the year. Gains and losses resulting from these translations are accumulated in a separate component of stockholders' equity.

2.       ACQUISITION OF SENTIR

On July 1, 1994, the Company acquired 2,702,900 shares, or approximately 73%, of the issued and outstanding common stock of Sentir, a Santa Clara, California-based developer and manufacturer of sensors and transducers for medical and other applications, from Fred P. Lampropoulos, the founder and President of Sentir, and the Company's President and Chief Executive Officer. The shares were acquired from Mr. Lampropoulos for an aggregate of $178,004 of which $40,000 represented the exercise price of an option granted to the Company by Mr. Lampropoulos for the purchase of 2,176,000 shares of Sentir in 1992 and the balance was the amount negotiated by an independent committee of the Board of Directors for the purchase of the balance of the 526,900 shares owned by Mr. Lampropoulos.

The Company's acquisition of Sentir was accounted for as a purchase and, accordingly, the results of operations of Sentir are included in the Company's consolidated financial statements from the date of acquisition. The total purchase price was allocated to the assets and liabilities of Sentir based on their fair values with no resulting goodwill.

The pro forma consolidated results of operations of the Company for the year ended December 31, 1994 (assuming the acquisition of Sentir had occurred as of January 1, 1994) are as follows:

Sales                                                   $    33,347,749
Net income                                                    1,145,183
Net income per common and common equivalent share                  0.17

3.       INVENTORIES

Inventories consist of the following at December 31, 1996 and 1995:
                                                 1996                1995

Finished goods                        $     6,284,200    $      5,727,801
Work-in-process                             3,806,150           3,337,315
Raw materials                               4,025,497           3,333,644
Less reserve for obsolete inventory          (263,487)           (241,965)
                                     -------------------------------------
Total                                 $    13,852,360    $     12,156,795
                                     =====================================




                         20                                Merit REPORT MAGAZINE

4.       INCOME TAXES

Deferred income tax assets and liabilities at December 31, 1996 and 1995 consist of the following temporary differences and carryforward items:



                                                                  Current                        Long-Term
                                                  ----------------------------------------------------------------
                                                            1996            1995           1996             1995
Deferred income tax assets:
         Allowance for uncollectible
                  accounts receivable              $      29,404   $      27,044
         Accrued compensation expense                     82,447          58,060
         General business credits                         21,757         170,690
         Inventory capitalization for
                  tax purposes                           116,608         165,127
         Inventory obsolescence reserve                  105,497          84,688
         Other                                            62,122
         Net operating losses of
                  subsidiaries                           311,225         150,000                   $     481,878
                                                  ----------------------------------------------------------------
Total                                                    729,060         655,609                         481,878

Less deferred income tax asset
         valuation allowance                                                                            (353,710)
                                                  ----------------------------------------------------------------
Total net deferred income tax assets                     729,060         655,609                         128,168
                                                  ----------------------------------------------------------------
Deferred income tax liabilities - differences
         between tax basis and financial reporting
         basis of property and equipment                                           $   (852,578)        (744,820)
                                                  ----------------------------------------------------------------
Net                                                 $    729,060    $    655,609   $   (852,578)    $   (616,652)
                                                  ================================================================

Income tax expense for the years ended December 31, 1996, 1995, and 1994 differs from amounts computed by applying the statutory Federal rate to pretax income as follows:

                                                                            1996           1995             1994

Computed Federal income tax expense at  statutory rate of 35%     $    1,270,553   $    700,243     $    697,643
State income taxes                                                       231,126        160,562          149,333
Creation of tax credits                                                  (61,435)       (52,104)        (103,970)
Tax benefit of foreign sales corporation                                 (85,614)       (46,628)         (45,868)
Losses of subsidiaries recorded at foreign rates                         289,594        105,000          101,775
Change in deferred income tax asset valuation allowance                 (353,710)      (150,000)
Other - including the effect of graduated rates                          (13,083)       (16,655)         (23,460)
                                                                 -------------------------------------------------
Total income tax expense                                          $    1,277,431  $     700,418     $    775,453
                                                                 =================================================
Consisting of:
         Current                                                  $    1,114,956  $     901,186     $    741,635
         Deferred                                                        162,475       (200,768)          33,818
                                                                 -------------------------------------------------
Total                                                             $    1,277,431  $     700,418     $    775,453
                                                                 =================================================



                         21                                Merit REPORT MAGAZINE

5.       LINE OF CREDIT AND LONG-TERM DEBT

Line of Credit - As of December 31, 1996 and 1995, the Company had a line of credit for $8,500,000. The credit line is collateralized by trade receivables, inventories, property and equipment, and intangible assets and accrues interest at the bank's prime rate plus .25%. Under the terms of the line, among other things, the Company is required to maintain positive earnings for each fiscal quarter during the term of the loan, maintain a ratio of total liabilities to tangible net worth not to exceed 1.0 to 1.0, maintain a ratio of current assets to current liabilities of at least 1.5 to 1.0, maintain minimum working capital of $7,000,000, and is restricted from paying dividends to shareholders. As of December 31, 1996 and 1995, the Company owed $4,533,873 and $5,871,539, respectively, under this line of credit.

Long-term Debt - Long-term debt consists of the following at December 31, 1996 and 1995:

                                                                                      1996               1995
Notes payable to financial institutions; payable in monthly installments through 2001, including interest at rates ranging from 6.50% to 11.96%;
collateralized by equipment                                                $     4,847,317     $     2,240,322

Capital lease obligations (see Note 6)                                           1,363,385             316,719
                                                                           -------------------------------------
Total                                                                            6,210,702           2,557,041
Less current portion                                                             1,388,576             778,088
                                                                           -------------------------------------
Long-term portion                                                          $     4,822,126     $     1,778,953
                                                                           =====================================

Scheduled maturities  of long-term debt at December  31,  1996,  are as follows:

                  Year       ending      December       31:
                  1997                      $    1,388,576
                  1998                           1,415,981
                  1999                           1,179,565
                  2000                           1,675,235
                  2001                             501,638
                  Thereafter                        49,707
                                   -------------------------
         Total                              $    6,210,702
                                   =========================
6.       COMMITMENTS AND CONTINGENCIES

Leases - The Company has noncancelable operating lease agreements for off-site office and production facilities and equipment. The leases for the off-site office and production facilities are for five years and have renewal options of one to five years. The Company has subleased these facilities during 1996 and 1995. Total rental income from these subleases for the years ended December 31, 1996 and 1995 was approximately $153,000 and $69,000, respectively. Total rental expense on these operating leases and on the Company's new manufacturing and office building (see below) for the years ended December 31, 1996, 1995, and 1994 approximated $2,448,000, $2,058,000, and $864,000, respectively.

The Company leases manufacturing and office equipment under long-term capital lease agreements. Capital leases are collateralized by equipment approximating $1,635,000 and $595,000 with accumulated amortization of approximately $249,000 and $285,000 as of December 31, 1996 and 1995, respectively.




                         22                                Merit REPORT MAGAZINE

In June 1993, the Company entered into a 25 year lease agreement with a developer (an unrelated party) for a new manufacturing and office building. Under the agreement, the Company was granted an option to purchase the building at fair market value after 10 years and, if not exercised, after 25 years. Upon the building's completion in February 1995, monthly rental payments were approximately $108,000. In connection with this lease agreement, the Company in 1993 sold to the developer 10 acres of land on which the building was constructed. The $166,136 gain on the sale of the land has been recorded as a deferred credit and is being amortized as a reduction of rent expense over ten years. During 1996 and 1995, $16,614 and $15,230, respectively, of this deferred credit was amortized as a reduction of rent expense. In connection with the construction of the building, the Company capitalized interest costs of approximately $402,000 during the year ended December 31, 1994. Such capitalized costs are included in leasehold improvements as of December 31, 1996 and 1995. In connection with the lease agreement, the Company issued to the developer warrants to purchase 155,461 shares of the Company's common stock at $4.95 subject to carrying cost increases of 3% per year. The warrants expire in ten years.

The future minimum lease payments, together with the present value of the net minimum lease payments as of December 31, 1996, are as follows:

                                                                    Operating             Capital
                                                                       Leases              Leases
         Year ending December 31:
                  1997                                       $      2,602,774     $       411,669
                  1998                                              2,409,124             357,690
                  1999                                              2,097,860             330,164
                  2000                                              1,886,946             315,632
                  2001                                              1,413,645             221,738
                  Thereafter                                       23,459,328
                                                            ---------------------------------------
Total minimum lease payments                                 $     33,869,677           1,636,893
Less amount representing interest and executory costs                                     273,508
                                                            ====================
                                                                                -------------------
Present value of net minimum lease payments (see Note 5)                           $    1,363,385
                                                                                ===================

Irish Government Development Agency Grants - Through December 31, 1996, the Company has entered into several grant agreements with the Irish Government Development Agency of which $416,891 and $544,725 remained in receivables at December 31, 1996 and 1995, respectively. The grant agreements reimburse the Company for a portion of the cost of property and equipment purchased in Ireland, specific research and development projects in Ireland and costs of hiring and training employees located in Ireland. The Company has recorded the grants related to research and development projects and costs of hiring and training employees as a reduction of operating expenses in 1996, 1995, and 1994 in the amounts of $230,654, $194,440, and $36,227, respectively. Grants related to the acquisition of property and equipment purchased in Ireland are recorded as deferred credits and are amortized to income over lives corresponding to the depreciable lives of such property. During 1996 and 1995, $57,005 and $40,531, respectively, of the deferred credit was amortized as a reduction of operating expenses.

Other Deferred Credits - The Company has also received non-interest bearing advances from a utility company under a program whereby such advances are made available for the cost of energy reduction improvements made to the Company's facilities. Through December 31, 1996, the Company had received total advances under this program of $521,419. As of December 31, 1996 and 1995, the balance owing and included in deferred credits totaled $397,724 and $467,191, respectively. The advances are payable over eleven years in monthly installments.

Litigation - Bennett vs. Merit Medical Systems, Inc., et. - On February 4, 1994, an action was filed in the Third District Court of Salt Lake County, State of Utah by an individual claiming to be a shareholder of the Company and naming the Company, Fred P. Lampropoulos, President of the Company, and Sentir, a company founded by Mr. Lampropoulos, as defendants. The complaint asserted claims on behalf of the Company (derivative claims) against Mr. Lampropoulos and




                         23                                Merit REPORT MAGAZINE

Sentir, alleging breach of fiduciary duty and the improper taking of a corporate opportunity in connection with the formation of Sentir. The relief sought in connection with the derivative claims included disgorgement, costs, and attorneys' fees. The Company appointed an independent Special Litigation Committee of the Board to determine the Company's course of action on the derivative claims which engaged counsel separate from the Company's usual counsel for purposes of the derivative claims. On November 7, 1995, pursuant to a Motion filed on behalf of the Company's Special Litigation Committee, the Court made a minute entry granting the Motion to Dismiss the derivative claims, without prejudice. On November 4, 1996, the Special Litigation Committee delivered its report essentially concluding that the derivative claims were not well founded. Nevertheless, on November 22, 1996, the plaintiff refiled the derivative claims in the Third District court of Salt Lake County, State of Utah and on January 22, 1997, a motion to dismiss was filed on behalf of the Company, seeking to terminate the litigation and asserting that the report of the Special Litigation Committee is entitled to deference under the law. Plaintiff has not yet responded.

7.       EMPLOYEE STOCK PURCHASE PLAN AND STOCK OPTIONS AND WARRANTS

The Company offers to its employees an Employee Stock Purchase Plan which allows the employee on a quarterly basis to purchase shares of the Company's common stock at the lesser of 85% of the market value on the offering commencement date or offering termination date. The total number of shares available to employees to purchase under this plan is 250,000 of which 11,938 have been purchased as of December 31, 1996.

The Company has a long-term incentive plan which provides for the issuance of incentive stock options, nonstatutory stock options, and certain corresponding stock appreciation rights. The maximum number of shares of common stock for which options may be granted is 2,400,000. Options may be granted to directors, officers, outside consultants, and key employees of the Company and may be granted upon such terms and such conditions as the Compensation Committee in its sole discretion shall determine. In no event, however, shall the exercise price be less than the fair market value on the date of grant.

Changes in stock options and warrants for the years ended December 31, 1996, 1995, and 1994 are as follows:

                                                                   Options                         Warrants
                                                       ----------------------------------------------------------
                                                                            Weighted                      Weighted
                                                                           Average or                    Average or
                                                                            Range of                      Range of
                                                             Shares          Price          Shares         Price
1996:
         Granted                                            340,000          $8.19             517         $6.83
         Exercised                                           84,850           6.08          19,267          6.65
         Forfeited/expired                                   43,750           6.02
         Outstanding at December 31                         804,700           6.96         215,461          5.85
         Exercisable                                        364,600           6.64         215,461          5.85

Weighted average fair value of
         options and warrants granted during year                            $4.50

Weighted average fair value of
         shares issued under Employee
         Stock Purchase Plan                                                  1.16

1995:
         Granted                                            182,000     $5.63  - $9.63     155,461     $    4.95
         Exercised                                           43,511      3.29  -  7.00      35,950       3.20-4.67
         Options surrendered to the
                  Company in exchange for the
                  recording of payroll tax liabilities        1,939               4.87
         Forfeited/expired                                   56,250      4.87  -  9.63     10,900           3.20
         Outstanding at December 31                         593,300      4.87  -  9.63    234,211        4.95-7.65
         Exercisable                                        279,150      4.87  -  9.63    234,211        4.95-7.65




                         24                                Merit REPORT MAGAZINE


                                                                        Options                          Warrants
                                                            ------------------------------   ------------------------------
                                                                              Weighted                          Weighted
                                                                             Average or                        Average or
                                                                              Range of                          Range of
                                                              Shares           Price            Shares           Price

1994:
         Granted                                             112,200      $ 4.88 - $ 5.50
         Exercised                                           297,301        2.27 -   3.29       15,000       $    1.33
         Options surrendered to the
                  Company in exchange for the
                  recording of payroll tax liabilities        59,449        2.27 -   3.29
         Forfeited/expired                                    19,450        5.50 -   6.25        9,999            1.33
         Outstanding at December 31                          513,000        3.29 -   8.50      125,600         3.20-7.65
         Exercisable                                         251,870        3.29 -   8.50      125,600         3.20-7.65

The following table summarizes information about stock options and warrants outstanding at December 31, 1996:

                                                                                 Options and Warrants
                        Options and Warrants Outstanding                              Exercisable
          -------------------------------------------------------------------   -------------------------
                                                  Weighted
                                                   Average
                                                  Remaining        Weighted                     Weighted
                  Range of                       Contractual       Average                       Average
                  Exercise         Number           Life           Exercise         Number      Exercise
                  Prices         Outstanding     (in years)          Price        Exercisable     Price

   Options:
              $4.875 - $7.25       546,700          2.21          $    6.12         307,400     $    5.91
                7.50 - 10.625      258,000          4.60               8.71          57,200         10.56

   Warrants:
                        $5.10      155,461          8.00          $    5.10         155,461     $    5.10
                         7.65       60,000          0.42               7.65          60,000          7.65

The Company accounts for stock options granted using Accounting Principles Board
(APB) Opinion 25. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards (SFAS) No. 123, the Company's net income and net income per common and common equivalent share would have changed to the pro forma amounts indicated below (in thousands):

                                                                         1996              1995
         Net income:
                  As reported                                  $    2,162,608    $    1,221,237
                  Pro forma                                         1,753,765         1,146,934

         Net income per common and common equivalent share:
                  As reported                                           $0.31             $0.18
                  Pro forma                                              0.25              0.17




                         25                                Merit REPORT MAGAZINE

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, dividend yield of 0%; expected volatility of 55%; risk-free interest rates ranging from 5.30% to 7.36%; and expected lives of approximately 2.8 years following vesting date.

8. EXPORT SALES

During the years ended December 31, 1996, 1995, and 1994, the Company had sales of approximately $11,900,000, $8,319,000, and $5,450,000 or approximately 24%,
20%, and 16%, respectively, of total sales primarily in Japan, Germany, France, United Kingdom and Canada.

9. RELATED PARTY TRANSACTIONS

The following summarizes the Company's transactions with Sentir (see Note 2) for the six months ended June 30, 1994:

         Sales                              $         3,193
         Purchases                                  363,445
         Interest income                             16,265

Receivables from employees at December 31, 1996 and 1995 totaled $274,548 and $269,208, respectively, (including $143,879 and $67,459, respectively, from officers of the Company).

10.       ROYALTY AGREEMENT

On April 8, 1992, the Company settled litigation involving, among other things, allegations that certain of the Company's inflation device products infringed patents issued to another medical product manufacturing company (the Licensor).

Pursuant to the settlement, the Company entered into a license agreement with the Licensor, whereby the Licensor granted to the Company a nonexclusive right and license to manufacture and sell products which are subject to the patents issued to the Licensor. For the rights and license granted under the agreement, the Company paid the Licensor a nonrefundable prepaid royalty in the amount of $600,000. The royalty was paid upon execution of the agreement and represents a prepaid royalty covering the first seven years of the agreement. In addition to the prepaid royalty, the Company agreed to pay the Licensor a continuing royalty beginning January 1, 1992 of 5.75% of sales (which will not exceed $450,000 for any calendar year) made in the United States, of products covered by the license agreement. Royalties of $450,000 were paid or accrued in each of the years ended December 31, 1996, 1995, and 1994.

The Licensor has released the Company from all damages, claims, or rights of action which the Licensor may have had related to the alleged infringement of the patents issued to the Licensor. The Company has also agreed to not proceed against the Licensor for the alleged misappropriation by the Licensor of the Company's confidential and proprietary information.

11.       EMPLOYEE BENEFIT PLAN

The Company has a contributory 401(k) savings and profit sharing plan (the Plan) covering all fulltime employees who are at least 21 years of age and have a minimum of one year of service to the Company. The Company may contribute at its discretion matching contributions up to 2.25% of the employees' compensation. Additional employer contributions are determined at the discretion of the Board of Directors. The Company did not contribute to the Plan for the year ended December 31, 1995. Contributions made by the Company to the Plan for the years ended December 31, 1996 and 1994 totaled approximately $227,000 and $108,000, respectively.




                         26                                Merit REPORT MAGAZINE

The Plan purchased shares of the Company's common stock at market value during each of the three years ended December 31, 1996 as follows:

                                  Treasury Shares          Unissued Shares
                             ------------------------  ------------------------
                                              Market                    Market
                              Shares           Value    Shares           Value
Years ended December 31:
         1996                                           39,996    $    309,370
         1995                                           15,949          99,106
         1994                 56,466    $    293,142    13,657          58,063

12. SUBSEQUENT EVENT

On January 14, 1997, the Company announced that the shareholders of Universal Medical Instrument Corp. (UMI), had approved the sale of substantially all operating assets in exchange for 152,420 shares of the Company's common stock which was valued at approximately $1.5 million. UMI is a privately held company located in Saratoga County, New York.

The Company's acquisition of UMI's assets will be accounted for using the purchase method of accounting. The total purchase price of approximately $1.5 million will be allocated to the acquired assets based on their fair values with the excess purchase price over the fair value of assets acquired of approximately $625,000 being allocated to goodwill.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Merit Medical Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Merit Medical Systems, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Merit Medical Systems, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/S/Deloitte & Touche LLP
March 7, 1997
Salt Lake City, Utah




                         27                                Merit REPORT MAGAZINE