Form 10-K, Exhibit 13
period 1997-12-31
MERIT MEDICAL SYSTEMS INC
filed 1998-03-31
CIK 856982

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
--------------------------------------------

Selected Financial Data

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------
                                               1997            1996            1995            1994           1993
---------------------------------------------------------------------------------------------------------------------

Operating Data:

        Sales                             $ 60,579,011    $ 50,455,766    $ 42,587,284    $ 33,324,245   $ 25,431,180
        Cost of sales                       37,766,116      29,319,617      24,987,998      18,999,015     13,653,379
        Gross profit                        22,812,895      21,136,149      17,599,286      14,325,230     11,777,801
        Selling, general, and
                administrative expenses     15,726,651      14,311,049      12,808,805      10,232,215      7,836,018
        Research and
                development expenses         4,446,795       2,533,171       2,330,324       2,069,882      1,306,782
        Income from operations               2,639,449       4,291,929       2,460,157       2,023,133      2,635,001
        Other income (expense)                 863,933        (661,777)       (459,462)        (29,868)         4,860
        Income before
                income tax expense           1,775,516       3,630,152       2,000,695       1,993,265      2,639,861
        Income tax expense                     944,981       1,277,431         700,418         775,453        799,650
        Minority interest in (income)
                loss of subsidiary             (33,003)       (190,113)        (79,040)         33,035
        Net income                             797,532       2,162,608       1,221,237       1,250,847      1,840,211
        Net income per share              $        .11    $        .31    $        .18    $        .19   $        .28
        Weighted average
                shares outstanding           7,369,668       7,051,911       6,851,164       6,678,041      6,679,758
Balance Sheet Data:
        Working capital                   $ 14,737,971    $ 12,761,211    $  9,518,971    $  9,032,899   $ 10,226,533
        Total assets                        45,269,678      41,718,553      34,503,858      27,024,267     20,479,384
        Long-term debt                       3,913,686       4,822,126       1,778,953         827,592        841,921
        Stockholders' equity              $ 25,802,149    $ 22,487,123    $ 19,264,525    $ 17,537,029   $ 15,705,152

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
--------------------------------------------

Management's Discussion & Analysis

OVERVIEW

                Since its inception in 1987, Merit Medical has made significant progress toward accomplishing Its business plan objectives, including becoming a world leader for accessories in the cardiology and radiology markets; establishing a quality direct sales force in the United States and in many important international markets; and developing world-class facilities with manufacturing, quality and regulatory capabilities supported by state-of-the-art accounting, data and communications systems.
                There have been many challenges in accomplishing Merit's business objectives, such as major changes and reforms in the health care industry, particularly in the United States. The Company has experienced increased product and price competition in its markets. The Company also has been required to manage rapid growth with limited capital.
                Near the end of 1996 Merit's management evaluated the Company's market position in diagnostic and therapeutic accessory products and determined that bold new initiatives would be required to expand the Company's technology bases and product lines. This strategy would focus on new product development to complement existing product lines, resulting in growth in revenues, margins and profitability.
                Merit's growth strategy resulted in expansion of its marketing department in 1997, followed by increased research and development expenditures to design, develop and deliver new, proprietary niche products. These new products are being marketed through the Company's distribution system to existing and new customers.
                Merit's product development strategy has focused on vascular access markets with product families such as angiographic needles, introducers, guide wires and catheters. To accomplish this expansion, the Company has made long-term investments, increasing its marketing and research and development capabilities in Salt Lake City, Utah, California, New York and Ireland. In January, 1997, Merit acquired a small, medical device company in New York which offered products in the vascular access arena. The acquired technology has led to the introduction of a line of angiographic needles, a thrombolytic catheter and a specialty guide wire, with other new, proprietary products to follow.
                The Company's facility in Ireland has developed and has begun to manufacture a significant new product-a PTCA (balloon angioplasty) guide wire. The Sentir Division in California has expanded its marketing of high-quality sensors to new markets such as the defense and automotive industries. These initiatives have required subsequent expenditures, resulting in lower earnings in 1997; however, management believes the Company is now well positioned for growth and expansion of products, markets and profits.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
--------------------------------------------

Management's Discussion & Analysis


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain operational data as a percent of sales:


                                                 1997     1996     1995
-------------------------------------------------------------------------
Sales                                           100.0%   100.0%   100.0%

        Gross profit                             37.7     41.9     41.3
        Selling, general and administrative      26.0     28.4     30.1
        Research and development                  7.3      5.0      5.5
        Income from operations                    4.4      8.5      5.8
        Income before income tax expense          2.9      7.2      4.7
        Net income                                1.3      4.3      2.9

                Sales increased by $10,123,245, or 20.1%, in 1997 compared to an increase of $7,868,482, or 18.5%, in 1996 and an increase of $9,263, 039, or
27.8%, in 1995. Sales growth from 1995 through 1997 was favorably affected by the introduction of new products and increased sales of existing products sold separately and packaged in custom kits, and increased penetration of the market by Merit's inflation devices. International sales in 1997 were approximately $13,722,000, or 23%, compared to $11,900,000, or 24%, in 1996 and $8,319,000, or
20%, in 1995. These increases were primarily a result of the ongoing transition to a direct sales force in Europe, as well as greater acceptance of the Company's products in other international markets. Direct sales in France, Germany, U.K., Belgium, Holland and Canada were $6,615,697, $5,350,786 and $1,882,648 in 1997, 1996 and 1995, respectively.
                Gross profit as a percent of sales was 37,7%, 41.9% and 41.3% in 1997, 1996 and 1995, respectively. The decrease in gross profit in 1997 from 1996 was due to several factors, including increased sales of lower-margin custom kits; price competition, especially in European markets; a strong U.S. dollar affecting the currency translation of the Company's European sales; and domestic wage increases in response to competition for direct-labor employees. Gross margins were also affected by start-up and transition costs in the Company's newly organized Vascular Access Division relating to acquisition of assets from UMI. Margins improved in 1996 compared to 1995 through increased production volumes, automation and efficiencies in the new facility as well as the conversion to a direct international sales force.
                Selling, general and administrative expenses increased $1,415,602, or 9.9%, in 1997 over 1996 and $1,502,244, or 11.7% in 1996 compared to 1995. These additional expenditures were related principally to the costs of training and supporting the Company's growing sales force in domestic and international markets. Although total selling, general and administrative expenses have increased during the periods, these expenses as a percent of sales declined to 26.0% in 1997 compared to 28.4% in 1996 and 30.1% in 1995. These reductions have been accomplished-despite substantial expenditures related to starting up the Company's European operations-in part through a Company-wide

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
--------------------------------------------

Management's Discussion & Analysis



focus on achieving greater productivity. In addition, increased sales have permitted the Company to achieve economies of scale through the spread of fixed costs over a greater number of units.
                Research and development expenditures for 1997 were $4,446,795, an increase of 76% over $2,533,171 in 1996. Research and development costs in 1996 grew by only 9% from 1995, which as a percent of sales was 7.3%, 5.0% and 5.5% for 1997, 1996 and 1995, respectively. This major increase is related to new product development and reflects management's decision to expand into new markets for the future growth of the Company.

                Net income from operations in 1997 decreased to $2,639,449, or 38.5%, compared to $4,291,929 in 1996, an increase of 74.5% from $2,460,157 in
1995. The income tax provision for 1997 was $944,981, an effective rate of 53.2%, compared to $1,277,431, or 35.2%, in 1996 and $700,418, or 35.0%, in
1995. The Company's consolidated effective tax rate in 1997 was higher principally because the tax benefits of losses associated with the start-up of international operations were limited to Ireland's manufacturing tax rate of 10%. The effective tax rate is expected to improve significantly as the Ireland facility becomes profitable and the 10% tax rate becomes a benefit.

LIQUIDITY AND CAPITAL RESOURCES

                As of December 31, 1997 the Company's working capital was $14,737,971, representing a current ratio of 2.2 to 1. During 1997 the Company increased its secured bank line of credit to $10.5 million. The Company had $4,624,727 outstanding under its line of credit at December 31, 1997. Merit has financed leasehold improvements and equipment acquisitions through secured notes payable and capital lease arrangements with an outstanding balance of $5,716,618 at December 31, 1997. For the year ended December 31, 1997 the Company generated cash from operations in the amount of $1,719,508.
                Historically, the Company has incurred significant expenses in connection with product development and introduction of new products. This was particularly true in 1997 with regard to new product development and the start-up of European operations. Substantial capital has also been required to finance growth in inventories and receivables. The Company's principal source of funding for these and other expenses has been the cash generated from operations, secured loans on equipment, bank lines of credit and sales equity.
The Company believes that its present sources of liquidity and capital are adequate for its current operations.

MARKET RISK DISCLOSURES

                The Company does not engage in significant derivative financial instruments. The Company does experience risk associated with foreign currency fluctuations, and interest rate risk associated with its variable rate debt; however, such risks have not been material to the Company and, accordingly, the Company has not deemed it necessary to enter into agreements to hedge such risks. The Company may enter into such agreements in the event that such risks become material in the future.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
--------------------------------------------

Consolidated Balance Sheets


DECEMBER 31, 1997 AND 1996


ASSETS                                                                    1997            1996

CURRENT ASSETS:
        Cash and cash equivalents                                   $    976,692    $  1,262,950
        Trade receivables - net of allowance for uncollectible
                accounts:  1997 - $175,114; 1996 - $75,324             9,599,443       7,379,079
        Employee and related party receivables                           288,812         327,425
        Irish Development Agency grant receivable                        747,888         416,891
        Inventories                                                   14,535,440      13,852,360
        Prepaid expenses and other assets                                538,259         518,823
        Deferred income tax assets                                       782,435         729,060
                                                                         -------         -------

                        Total current assets                          27,468,969      24,486,588
                                                                      ----------      ----------


PROPERTY AND EQUIPMENT:
        Land                                                           1,101,544       1,107,351
        Building                                                         932,448       1,043,804
        Automobiles                                                      112,633         144,535
        Manufacturing equipment                                       10,909,529       8,656,145
        Furniture and fixtures                                         4,817,738       3,816,402
        Leasehold improvements                                         4,483,071       2,673,897
        Construction-in-progress                                       2,747,414       5,193,993
                                                                       ---------       ---------

                        Total                                         25,104,377      22,636,127
        Less accumulated depreciation and amortization                (9,648,746)     (7,605,728)
                                                                      ----------      ----------

                        Property and equipment - net                  15,455,631      15,030,399
                                                                      ----------      ----------

OTHER ASSETS:
        Intangible assets - net of accumulated amortization:
                1997 - $821,641; 1996 - $636,059                       2,024,050       1,839,532
        Cost in excess of the fair value of assets acquired - net
                of accumulated amortization:  1997 -  $15,015            167,273
        Prepaid royalty - net of accumulated amortization:
                1997 - $492,857; 1996 - $407,143                         107,143         192,857
        Deposits                                                          46,612         169,177
                                                                          ------         -------

                        Total other assets                             2,345,078       2,201,566
                                                                       ---------       ---------

TOTAL                                                               $ 45,269,678    $ 41,718,553
                                                                    ============    ============


                                                                     (Continued)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
--------------------------------------------

Consolidated Balance Sheets



DECEMBER 31, 1997 AND 1996

LIABILITIES AND STOCKHOLDERS' EQUITY                                                     1997            1996

CURRENT LIABILITIES:
        Line of credit                                                             $  4,624,727    $  4,533,873
        Current portion of long-term debt                                             1,802,932       1,388,576
        Trade payables                                                                3,438,349       3,437,477
        Accrued expenses                                                              2,414,050       2,241,638
        Advances from employees                                                          81,245         107,907
        Income taxes payable                                                            369,695          15,906
                                                                                        -------          ------

                        Total current liabilities                                    12,730,998      11,725,377

DEFERRED INCOME TAX LIABILITIES                                                         883,002         852,578

LONG-TERM DEBT                                                                        3,913,686       4,822,126

DEFERRED CREDITS                                                                      1,543,151       1,467,660
                                                                                      ---------       ---------

                        Total liabilities                                            19,070,837      18,867,741
                                                                                     ----------      ----------

MINORITY INTEREST IN SUBSIDIARY                                                         396,692         363,689
                                                                                        -------         -------

COMMITMENTS AND CONTINGENCIES (Notes 6, 10, and 11)

Stockholders' EQUITY:
        Preferred stock - 5,000,000 shares authorized as of
                December 31, 1997, no shares issued
        Common  stock  --  no par value; 20,000,000 and 10,000,000 shares authorized,  respectively; 7,395,091 and 6,942,290 shares issued
                at December 31, 1997 and 1996, respectively                          17,178,971      14,184,975
        Foreign currency translation adjustment                                        (490,591)        (14,089)
        Retained earnings                                                             9,113,769       8,316,237
                                                                                      ---------       ---------

                        Total stockholders' equity                                   25,802,149      22,487,123
                                                                                     ----------      ----------




TOTAL                                                                              $ 45,269,678    $ 41,718,553
                                                                                   ============    ============



See notes to consolidated financial statements.                      (Concluded)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995


                                                       1997            1996            1995

SALES                                          $ 60,579,011    $ 50,455,766    $ 42,587,284

COST OF SALES                                    37,766,116      29,319,617      24,987,998
                                                 ----------      ----------      ----------

GROSS PROFIT                                     22,812,895      21,136,149      17,599,286
                                                 ----------      ----------      ----------

EXPENSES:
        Selling, general, and administrative     15,726,651      14,311,049      12,808,805
        Research and development                  4,446,795       2,533,171       2,330,324
                                                  ---------       ---------       ---------

                        Total                    20,173,446      16,844,220      15,139,129
                                                 ----------      ----------      ----------

INCOME FROM OPERATIONS                            2,639,449       4,291,929       2,460,157
                                                  ---------       ---------       ---------

OTHER INCOME (EXPENSE):
        Interest income                              28,223          23,377          15,185
        Interest expense                           (854,859)       (707,878)       (428,038)
        Miscellaneous income (expense)              (37,297)         22,724         (46,609)
                                                  ---------       ---------       ---------

                        Other expense - net        (863,933)       (661,777)       (459,462)
                                                  ---------       ---------       ---------

INCOME  BEFORE INCOME TAX EXPENSE                 1,775,516       3,630,152       2,000,695

INCOME TAX EXPENSE                                 (944,981)     (1,277,431)       (700,418)

MINORITY INTEREST IN INCOME OF
        SUBSIDIARY                                  (33,003)       (190,113)        (79,040)
                                                  ---------       ---------       ---------

NET INCOME                                     $    797,532    $  2,162,608    $  1,221,237
                                               ============    ============    ============

EARNINGS  PER COMMON SHARE -
        Basic and diluted                      $        .11    $        .31    $        .18
                                               ============    ============    ============


AVERAGE COMMON SHARES -
        Basic and diluted                      $  7,369,668    $  7,051,911    $  6,851,164
                                               ============    ============    ============




See notes to consolidated financial statements.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Consolidated Statements of stockholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995



                                                                                     Foreign
                                                           Common Stock              Currency
                                                        --------------------        Translation       Retained
                                                        Shares        Amount         Adjustment       Earnings

BALANCE, JANUARY 1, 1995                              6,690,829    $ 12,606,299    $     (1,662)    $ 4,932,392

Net income                                                                                            1,221,237
Issuance of common stock for cash                        15,949          99,106
Options and warrants exercised for cash                  79,461         370,339
Options to purchase 1,939 shares
        surrendered in exchange for the
        recording of payroll tax liabilities                             (9,453)
Foreign currency translation adjustment                                                  24,293
Tax benefit attributable to appreciation of
        common stock options exercised                                   21,974
                                                    -----------     -----------    ------------     -----------
BALANCE, DECEMBER 31, 1995                            6,786,239      13,088,265          22,631       6,153,629

Net income                                                                                            2,162,608
Issuance of common stock for cash                        39,996         309,370
Options and warrants exercised for cash                 104,117         643,028
Issuance of common stock under Employee
        Stock Purchase Plan                              11,938          78,633
Foreign currency translation adjustment                                                 (36,720)
Tax benefit attributable to appreciation of
        common stock options exercised                                   65,679
                                                    -----------     -----------    ------------     -----------

BALANCE, DECEMBER 31, 1996                            6,942,290      14,184,975         (14,089)      8,316,237

Net income                                                                                              797,532
Issuance of common stock for cash                        35,582         273,202
Options and warrants exercised for cash                 227,200       1,316,812
Issuance of common stock under Employee
        Stock Purchase Plan                              42,056         245,129
Foreign currency translation adjustment                                                (476,502)
Tax benefit attributable to appreciation of
        common stock options exercised                                  222,887
Stock issued in connection with UMI acquisition         152,424         975,000
Shares surrendered in exchange for the recording
        of payroll tax liabilities                         (861)         (7,534)
Shares surrendered in exchange for the exercise
        of stock options                                 (3,600)        (31,500)
                                                    -----------     -----------    ------------     -----------

BALANCE, DECEMBER 31, 1997                            7,395,091    $ 17,178,971    $   (490,591)    $ 9,113,769
                                                    ===========     ===========    ============     ===========


See notes to consolidated financial statements.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                                          1997           1996           1995

CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income                                                 $   797,532    $ 2,162,608    $ 1,221,237
                                                                   -----------    -----------    -----------
        Adjustments to reconcile net income to
                net cash provided by (used in)
                operating activities:
                Depreciation and amortization                        2,796,425      2,497,850      1,718,901
                Bad debt expense                                        99,790         17,708         33,509
                Losses on sales and abandonment
                   of property and equipment                            11,245          6,867         61,138
                Amortization of deferred credits                       (91,155)       (73,619)       (55,761)
                Deferred income taxes                                  (22,951)       162,475       (200,768)
                Tax benefit attributable to appreciation
                   of common stock options exercised                   222,887         65,679         21,974
                Minority interest in income of subsidiary               33,003        190,113         79,040
                Changes in operating assets and liabilities,
                   net of effects from  purchase of UMI:
                   Trade receivables                                (2,320,154)      (668,827)    (1,654,077)
                   Employee and related party receivables               38,613         35,841       (151,802)
                   Irish Development Agency
                      grant receivable                                (330,997)       142,637       (194,440)
                   Income tax refund receivable                                                      133,048
                   Inventories                                         (79,236)    (1,695,565)    (3,786,342)
                   Prepaid expenses and other assets                   (19,436)      (115,409)      (219,725)
                   Deposits and other                                  122,565       (122,193)        61,568
                   Trade payables                                          872        381,188        547,550
                   Accrued expenses                                    133,378        526,563        413,470
                   Advances from employees                             (26,662)        55,044          6,196
                   Income taxes payable                                353,789       (113,879)       129,785
                                                                   -----------    -----------    -----------

                        Total adjustments                              921,976      1,292,473     (3,056,736)
                                                                   -----------    -----------    -----------

                        Net cash provided by (used in)
                           operating activities                      1,719,508      3,455,081     (1,835,499)
                                                                   -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
        Collections on construction
                advances receivable                                                                2,184,630
        Capital expenditures for:
                Property and equipment                              (1,046,890)    (2,736,477)    (2,497,060)
                Intangible assets                                     (521,270)      (486,414)      (410,982)
                UMI acquisition                                        (70,486)
        Proceeds from the sale of property
                and equipment                                           22,645         41,156
                                                                   -----------    -----------    -----------

Net cash used in investing activities                               (1,616,001)    (3,181,735)      (723,412)
                                                                   -----------    -----------    -----------

                                                                     (Continued)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                                          1997            1996            1995

CASH FLOWS FROM FINANCING ACTIVITIES:
        Borrowings under line of credit                         $   22,954,925    $ 22,551,386    $ 25,390,713
        Proceeds from:
                Issuance of common stock                             1,835,143       1,031,031         469,445
                Long-term debt                                                       2,200,000
        Principal payments on:
                Line of credit                                     (22,864,071)    (23,889,052)    (22,982,819)
                Long-term debt                                      (1,764,343)     (1,068,415)       (631,887)
                Deferred credits                                       (74,917)        (69,467)        (54,227)
        Proceeds included in deferred credits                                                          448,398
        Proceeds from sale of subsidiary stock
                to minority shareholders                                                                10,000
                                                                   -----------     -----------     -----------

                        Net cash provided by financing
                           activities                                   86,737         755,483       2,649,623
                                                                   -----------     -----------     -----------

EFFECT OF EXCHANGE RATES ON CASH                                      (476,502)        (36,720)         24,293
                                                                   -----------     -----------     -----------

NET INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS                                              (286,258)        992,109         115,005

CASH AND CASH EQUIVALENTS AT
        BEGINNING OF YEAR                                            1,262,950         270,841         155,836
                                                                   -----------     -----------     -----------

CASH AND CASH EQUIVALENTS
        AT END OF YEAR                                            $    976,692    $  1,262,950    $    270,841
                                                                  ============    ============    ============

SUPPLEMENTAL DISCLOSURES OF CASH
        FLOW INFORMATION - Cash paid during the year
                for interest (including capitalized interest
                of $109,701,  $177,133, and $152,469 during
                1997, 1996, and 1995, respectively)               $    782,676    $    761,430    $    361,062
                                                                  ============    ============    ============

                Income taxes                                      $    591,192    $  1,163,156    $    638,353
                                                                  ============    ============    ============


SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING
ACTIVITIES:

--       During 1997,  1996,  and 1995,  the Company  entered into capital lease
         obligations   and  notes  payable  for  $1,270,259,   $2,522,076,   and
         $1,997,992, respectively, for manufacturing equipment.

-- During 1997, 1996, and 1995, the Company increased common stock by $222,887, $65,679, and $21,974, respectively, for the tax benefit attributable to appreciation of common stock options exercised.

-- During 1997 and 1995, respectively, options to purchase 861 and 1,939 shares, respectively, of the Company's common stock were surrendered in exchange for the Company's recording of payroll tax liabilities in the amount of $7,534 and $9,453, respectively.

-- During 1997, 3,600 shares of Merit common stock with a value of $31,500 were surrendered in exchange for the exercise of stock options.


-- During 1997, the Company acquired UMI for 152,424 shares of Merit restricted common stock. In connection with this acquisition, the Company recorded the following as of the acquisition date:

                Assets acquired                                     $   863,198
                Cost in excess of fair market value                     182,288
                                                                        -------

                Total purchase price                                 $1,045,486
                                                                     ==========

See notes to consolidated financial statements.                      (Concluded)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

1.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Merit Medical Systems, Inc. (Merit) and its wholly-owned subsidiaries, Merit Holdings, Inc. (MHI), and Merit Medical International, Inc.
(MMI), and Merit's majority-owned subsidiary, Sentir, Inc. (Sentir), (collectively, the Company) develop, manufacture, and market disposable medical products primarily for use in the diagnosis and treatment of cardiovascular disease. The Company manufactures its products in plants located in the United States and, beginning in 1997, in Ireland. The Company has export sales to dealers and has direct sales forces in the United States, Canada, and Western Europe.

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

Principles of Consolidation - The consolidated financial statements include those of Merit, MMI, MHI, and Sentir. All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition - Sales are recognized at the time the products are shipped.

Inventories - Inventories are stated at the lower of cost (computed on a first-in, first-out basis) or market.

Long-lived Assets - Impairment of long-lived assets is determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and of Long-lived Assets to be Disposed Of," which was adopted on January 1, 1996. There were no impairments as of December 31, 1997 or 1996.

Property  and   Equipment  -  Property  and  equipment  are  recorded  at  cost.
Depreciation and amortization are computed using the straight-line method over estimated useful lives as follows:

        Building                             30 years
        Automobiles                           4 years
        Manufacturing  equipment        5 to 10 years
        Furniture  and  fixtures        5 to 10 years
        Leasehold improvements          4 to 25 years

Intangible Assets - Costs associated with obtaining patents, issued and pending, and trademarks have been capitalized and are amortized over the patent or trademark period or charged to expense if not approved. Costs associated with obtaining customer lists are amortized over two years.

Earnings per Common Share - Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share", and retroactively restated its earnings per share for 1996 and 1995, to conform with the statement. Accordingly, net income per common share is computed by both the basic method, which uses the weighted average number of the Company's common shares outstanding, and the diluted method, which includes the dilutive common shares from stock options and warrants, as calculated using the treasury stock method. The amounts of such options and warrants are not significant and, accordingly, the Company's basic and diluted earnings per share are the same.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements


Prepaid Royalty - The prepaid royalty paid by the Company under an agreement which grants to the Company a license and certain rights to technology has been capitalized. Amortization of the prepaid royalty is computed using the straight-line method over the seven year term of the agreement.

Financial Instruments - The Company's financial instruments, when valued using market interest rates, would not be materially different from the amounts presented in the consolidated financial statements.

Statements of Cash Flows - For purposes of the statements of cash flows, the Company considers interest bearing deposits with an original maturity date of three months or less to be cash equivalents.

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

Reclassifications - Certain amounts in prior year consolidated financial statements have been reclassified to conform with current year presentation.

2.      ACQUISITION OF UNIVERSAL MEDICAL INSTRUMENT CORPORATION (UMI)

On January 31, 1997, the Company acquired certain assets of Universal Medical Instrument Corporation ("UMI") in exchange for 152,424 shares of the Company's restricted common stock. UMI is a privately held company located in Saratoga County, New York.

The Company's acquisition of UMI's assets was accounted for as a purchase and, accordingly, the results of operations of UMI are included in the Company's consolidated financial statements from the date of acquisition. The total purchase price, including related costs, was allocated to the assets acquired based on their fair values with the excess purchase price over the fair value of assets acquired of $182,288 being allocated to goodwill, which is being amortized over 12 years. The proforma financial information reflecting this transaction for 1996 and 1995 has not been presented as it is not materially different from the Company's historical results.

3.      INVENTORIES

Inventories consist of the following at December 31, 1997 and 1996:


                                              1997            1996
Finished goods                        $  6,261,203    $  6,284,200
Work-in-process                          4,305,202       3,806,150
Raw materials                            4,635,593       4,025,497
Less reserve for obsolete inventory       (666,558)       (263,487)
                                          --------        --------

Total                                 $ 14,535,440    $ 13,852,360
                                      ============    ============

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements


4.      INCOME TAXES

Deferred income tax assets and liabilities at December 31, 1997 and 1996 consist of the following temporary differences and carryforward items:

                                                         Current                   Long-Term
                                                    1997         1996         1997         1996
                                               ------------------------  ------------------------
Deferred income tax assets:
        Allowance for uncollectible
                accounts receivable            $  70,535    $  29,404
        Accrued compensation expense             124,997       82,447
        General business credits                  29,990       21,757
        Inventory capitalization for
                tax purposes                      82,411      116,608
        Inventory obsolescence reserve           181,729      105,497
        Other                                     36,128       62,122
        Net operating losses of subsidiaries     256,645      311,225
                                               ---------    ---------    ---------    ---------

Total deferred income tax assets                 782,435      729,060

Deferred income tax liabilities -
        differences between tax basis
        and financial reporting basis
        of property and equipment                                        $(883,002)   $(852,578)
                                               ---------    ---------    ---------    ---------

Net                                            $ 782,435    $ 729,060    $(883,002)   $(852,578)
                                               =========    =========    =========    =========


Income tax expense for the years ended December 31, 1997, 1996, and 1995 differs from amounts computed by applying the statutory Federal rate to pretax income as follows:

                                                                  1997           1996           1995
Computed Federal income tax expense at
        statutory rate of 35%                              $   621,431    $ 1,270,553    $   700,243
State income taxes                                             124,878        231,126        160,562
Creation of tax credits                                       (164,319)       (61,435)       (52,104)
Tax benefit of foreign sales corporation                      (106,574)       (85,614)       (46,628)
Losses of subsidiaries recorded at
        foreign rates                                          496,685        289,594        105,000
Change in deferred income tax asset
        valuation allowance                                                  (353,710)      (150,000)
Other - including the effect of graduated rates                (27,120)       (13,083)       (16,655)
                                                               -------        -------        -------

Total income tax expense                                   $   944,981    $ 1,277,431    $   700,418
                                                           ===========    ===========    ===========

Consisting of:
        Current                                            $   967,932    $ 1,114,956    $   901,186
        Deferred                                               (22,951)       162,475       (200,768)
                                                               -------        -------       --------

Total                                                      $   944,981    $ 1,277,431    $   700,418
                                                           ===========    ===========    ===========

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

5.      LINE OF CREDIT AND LONG-TERM DEBT

Line of Credit - As of December 31, 1997, the Company had a line of credit for $10,500,000. The credit line is collateralized by trade receivables, inventories, property and equipment, and intangible assets and accrues interest at the bank's prime rate. Under the terms of the line, among other things, the Company is required to maintain positive earnings for each fiscal quarter during the term of the loan, maintain a ratio of total liabilities to tangible net worth not to exceed 1.1 to 1.0, maintain a ratio of current assets to current liabilities of at least 1.5 to 1.0, maintain minimum working capital of $9,000,000, and is restricted from paying dividends to shareholders. As of December 31, 1997 and 1996, the Company owed $4,624,727 and $4,533,873, respectively, under this line of credit.

Long-term Debt - Long-term debt consists of the following at December 31, 1997 and 1996:

                                                    1997         1996
Notes payable to  financial  institutions;
        payable  in  monthly  installments
        through 2002, including interest at
        rates ranging from 6.5% to 10.34%;
        collateralized by equipment           $4,777,090   $4,847,317

Capital lease obligations (see Note 6)           939,528    1,363,385
                                                 -------    ---------

Total                                          5,716,618    6,210,702
Less current portion                           1,802,932    1,388,576
                                               ---------    ---------

Long-term portion                             $3,913,686   $4,822,126
                                              ==========   ==========

Scheduled maturities of long-term debt at December 31, 1997 are as follows: Year ending December 31:
        1998                       $    1,802,932
        1999                            1,702,069
        2000                            1,288,177
        2001                              728,518
        2002                              194,922
                                     ------------

Total                                $  5,716,618
                                     ============

6.      COMMITMENTS AND CONTINGENCIES

Leases - The Company has noncancelable operating lease agreements for off-site office and production facilities and equipment. The leases for the off-site office and production facilities are for 5 years and have renewal options of one to five years. The Company has subleased these facilities during 1997, 1996, and 1995. Total rental income from these subleases for the years ended December 31, 1997, 1996, and 1995 was approximately $97,000, $153,000, and $69,000, respectively. Total rental expense on these operating leases and on the Company's new manufacturing and office building (see below) for the years ended December 31, 1997, 1996, and 1995 approximated $2,783,000, $2,448,000, and
$2,058,000, respectively.

In June 1993, the Company entered into a 25 year lease agreement with a developer for a new manufacturing and office building. Under the agreement, the Company was granted an option to purchase the building at fair market value after 10 years and, if not exercised, after 25 years. Upon the building's completion in February 1995, monthly rental payments were approximately $108,000. In connection with this lease agreement, the Company in 1993 sold to the developer 10 acres of land on which the building was constructed. The $166,136 gain on the sale of the land has been recorded as a deferred credit and is being amortized as a reduction of rent expense over ten years.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements


During 1997, 1996, and 1995, $16,614,  $16,614,  and $15,230,  respectively,  of this deferred credit was amortized as a reduction of rent expense. In connection with the construction of the building, the Company capitalized interest costs of approximately $402,000 during the year ended December 31, 1994. In connection with the lease agreement, the Company issued to the developer warrants to purchase 155,461 shares of the Company's common stock at $4.95 subject to carrying cost increases of 3% per year. The warrants expire in 2005.

The Company leases manufacturing and office equipment under long-term capital lease agreements. Capital leases are collateralized by equipment approximating $1,607,000 and $1,635,000 with accumulated amortization of approximately $296,000 and $249,000 as of December 31, 1997 and 1996, respectively.

The future minimum lease payments, together with the present value of the net minimum lease payments as of December 31, 1997, are as follows:

                                        Operating Leases        Capital Leases
Year ending December 31:
        1998                            $    3,311,164          $      314,707
        1999                                 3,053,800                 296,317
        2000                                 2,101,075                 281,785
        2001                                 1,608,249                 200,686
        2002                                 1,490,558
        Thereafter                          24,209,544
                                         -------------          --------------
Total minimum lease payments             $  35,774,390               1,093,495
Less amount representing interest        =============
     and executory costs                                              (153,967)
                                                                --------------

Present value of net minimum lease
     payments (see Note 5)                                       $     939,528
                                                                 =============

Irish Government Development Agency Grants - Through December 31, 1997, the Company has entered into several grant agreements with the Irish Government Development Agency of which $747,888 and $416,891 remained in receivables at December 31, 1997 and 1996, respectively. The grant agreements reimburse the Company for a portion of the cost of property and equipment purchased in Ireland, specific research and development projects in Ireland, and costs of hiring and training employees located in Ireland. The Company has recorded the grants related to research and development projects and costs of hiring and training employees as a reduction of operating expenses in 1997, 1996, and 1995 in the amounts of $146,476, $230,654, and $194,440, respectively. Grants related to the acquisition of property and equipment purchased in Ireland are recorded as deferred credits and are amortized to income over lives corresponding to the depreciable lives of such property. During 1997, 1996, and 1995, $74,541, $57,005, and $40,531, respectively, of the deferred credit was amortized as a reduction of operating expenses.

Other Deferred Credits - The Company has also received non-interest bearing advances from a utility company under a program whereby such advances are made available for the cost of energy reduction improvements made to the Company's facilities. Through December 31, 1997, the Company had received total advances under this program of $521,419. As of December 31, 1997 and 1996, the balance owing and included in deferred credits totaled $328,257 and $397,724, respectively. The advances are payable over eleven years in monthly installments.

Preferred Share Purchase Rights - In August 1997, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock which entitles the holder of a Right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $40 in the event a person or group acquires or announces an intention to acquire 15% or more of the Company's Common Stock. Until such an event, the Rights are not exercisable, and are transferable with the Common Stock and may be redeemed at a price of $.0001 per Right.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Litigation - Bennett vs. Merit Medical Systems, Inc., et al. - On February 4, 1994, an action was filed in the Third District Court of Salt Lake County, State of Utah by an individual claiming to be a shareholder of the Company and naming the Company, Fred P. Lampropoulos, President of the Company, and Sentir, a company founded by Mr. Lampropoulos, as defendants. The claims against the Company were subsequently dismissed. The complaint also asserted claims on behalf of the Company (derivative claims) against Mr. Lampropoulos and Sentir, alleging breach of fiduciary duty and the improper taking of a corporate opportunity in connection with the formation of Sentir. The relief sought in connection with the derivative claims included disgorgement, costs, and attorneys' fees. The Company appointed an independent Special Litigation Committee of the Board to determine the Company's course of action on the derivative claims which engaged counsel separate from the Company's usual counsel for purposes of the derivative claims. On November 7, 1995, pursuant to a Motion filed on behalf of the Company's Special Litigation Committee, the Court made a minute entry granting the Motion to Dismiss the derivative claims, without prejudice. On November 4, 1996, the Special Litigation Committee delivered its report essentially concluding that the derivative claims were not well founded. Nevertheless, on November 22, 1996, the plaintiff refiled only the derivative claims in the Third District Court of Salt Lake County, State of Utah and on January 22, 1997, a Motion to Dismiss was filed on behalf of the Company, seeking to terminate the litigation and asserting that the report of the Special Litigation Committee is entitled to deference under the law.

7.      EMPLOYEE STOCK PURCHASE PLAN AND STOCK OPTIONS AND WARRANTS

The Company offers to its employees an Employee Stock Purchase Plan which allows the employee on a quarterly basis to purchase shares of the Company's common stock at the lesser of 85% of the market value on the offering commencement date or offering termination date. The total number of shares available to employees to purchase under this plan is 250,000 of which 53,994 have been purchased as of December 31, 1997.

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

Changes in stock options and warrants for the years ended December 31, 1997, 1996, and 1995 are as follows:

                                               Options                 Warrants
                                        ---------------------    --------------------

                                                    Weighted                Weighted
                                                   Average or              Average or
                                                    Range of                Range of
                                                    Exercise                Exercise
                                        Shares        Price      Shares      Price
1997:
        Granted                          522,700   $   6.65
        Exercised                        227,200       5.80
        Forfeited/expired                 43,100       7.19      60,000    $   7.65
        Outstanding at December 31     1,057,100       7.04      155,461       5.25
        Exercisable                      315,100       7.48      155,461       5.25

Weighted average fair value of
        options and warrants granted
        during year                                    6.65

Weighted average fair value of
        shares issued under Employee
        Stock Purchase Plan                            1.03

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements


                                                                 Options                        Warrants
                                                                 -------                        --------
                                                                         Weighted                        Weighted
                                                                        Average or                      Average or
                                                                         Range of                        Range of
                                                                         Exercise                        Exercise
                                                        Shares             Price          Shares          Price
1996:
        Granted                                        340,000             $8.19              517         $6.83
        Exercised                                       84,850              6.08           19,267          6.65
        Forfeited/expired                               43,750              6.02
        Outstanding at December 31                     804,700              6.96          215,461          5.85
        Exercisable                                    364,600              6.64          215,461          5.85

Weighted average fair value of
        options and warrants granted
        during year                                                         4.50

Weighted average fair value of
        shares issued under Employee
        Stock Purchase Plan                                                 1.16

1995:
        Granted                                        182,000        $5.63 -  9.63       155,461         $4.95
        Exercised                                       43,511         3.29 -- 7.00        35,950       3.20 -- 4.67
        Options surrendered to the
                Company in exchange for the
                recording of payroll tax liabilities     1,939              4.87
        Forfeited/expired                               56,250         4.87 -- 9.63        10,900          3.20
        Outstanding at December 31                     593,300         4.87 -- 9.63       234,211       4.95 -- 7.65
        Exercisable                                    279,150         4.87 -- 9.63       234,211       4.95 -- 7.65

The following table summarizes information about stock options and warrants outstanding at December 31, 1997:

                                                            Options and Warrants
               Options and Warrants Outstanding                  Exercisable
         -----------------------------------------------    ---------------------
                                    Weighted
                                     Average
                                    Remaining   Weighted                 Weighted
         Range of                  Contractual  Average                  Average
         Exercise       Number        Life      Exercise      Number     Exercise
         Prices       Outstanding  (in years)    Price      Exercisable   Price

Options:
        4.875 - 7.25    575,100      3.52        $6.09        159,700   $   6.15
        7.50 - 10.625   482,000      4.08         8.17        155,400       8.84

Warrants:
            $5.25       155,461      7.00        $5.25        155,461   $   5.25

The Company accounts for stock options granted using Accounting Principles Board
(APB) Opinion 25. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, the Company's net income and net income per common and common equivalent share would have changed to the pro forma amounts indicated below (in thousands):

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements




                                           1997            1996            1995
Net income:
        As reported               $     797,532  $    2,162,608  $    1,221,237
        Pro forma                       385,340       1,753,765       1,146,934

Net income per common (both basic
        and diluted) share:
        As reported               $        0.11  $         0.31  $         0.18
        Pro forma                          0.05            0.25            0.17

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996, and 1995, dividend yield of 0%; expected volatility of 57.5%, 55%, and 55% for 1997, 1996, and 1995, respectively; risk-free interest rates ranging from 5.30% to 7.36%; and expected lives ranging from 2.8 to 4.5 years.

8.      SEGMENT REPORTING AND FOREIGN OPERATIONS

During the years ended December 31, 1997, 1996, and 1995, the Company had sales of approximately $13,722,000, $11,900,000, and $8,319,000 or approximately 23%,
24%, and 20%, respectively, of total sales primarily in Japan, Germany, France, and United Kingdom.

The Company operates primarily in one industry in which it develops, manufactures, and markets disposable medical products, primarily for use in the diagnosis and treatment of cardiovascular disease. Major operations outside the United States include a manufacturing and distribution facility in Ireland and sales subsidiaries in Europe. The following is a summary extract of the Company's foreign operations by geographic area for fiscal year 1997, 1996, and 1995:

                                                                Transfers
                                                 Sales to         Between                             Net
                                             Unaffiliated      Geographic                          Income    Identifiable
                                                Customers           Areas         Revenue          (Loss)         Assets

Fiscal  year ended December 31, 1997:
        United States, Canada, and
                international distributors   $ 54,226,210    $    860,482    $ 55,086,692    $  2,774,516    $ 36,322,060
        Europe direct                           6,352,801         838,219       7,191,020      (2,110,415)      8,947,618
        Eliminations                                           (1,698,701)     (1,698,701)        133,431
                                             ------------    ------------    ------------    ------------    ------------

Consolidated                                 $ 60,579,011            None    $ 60,579,011    $    797,532    $ 45,269,678
                                             ============    ============    ============    ============    ============

Fiscal year ended
        December 31, 1996:
        United States, Canada, and
                international distributors   $ 45,106,815    $  1,212,962    $ 46,319,777    $  3,315,534    $ 33,770,512
        Europe direct                           5,348,951          89,081       5,438,032      (1,029,204)      7,948,041
Eliminations                                                   (1,302,043)     (1,302,043)       (123,722)
                                             ------------    ------------    ------------    ------------    ------------

Consolidated                                 $ 50,455,766            None    $ 50,455,766    $  2,162,608    $ 41,718,553
                                             ============    ============    ============    ============    ============

Fiscal  year ended December 31, 1995:
        United States, Canada, and
                international distributors   $ 40,704,636    $  1,031,014    $ 41,735,650    $  2,513,653    $ 31,081,451
        Europe direct                           1,882,648                       1,882,648      (1,289,135)      3,422,407
Eliminations                                                   (1,031,014)     (1,031,014)         (3,281)
                                             ------------    ------------    ------------    ------------    ------------

Consolidated                                 $ 42,587,284            None    $ 42,587,284    $  1,221,237    $ 34,503,858
                                             ============    ============    ============    ============    ============

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements


Transfers between geographic areas are accounted for at amounts which are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Net income by geographic areas reflects foreign earnings reported by the foreign entities. Identifiable assets are those assets that can be directly associated with a particular foreign entity and thus do not include assets used for general corporate purposes.

9. RELATED PARTY TRANSACTIONS

Receivables from employees at December 31, 1997 and 1996 totaled approximately $245,000 and $275,000, respectively (including approximately $120,000 and $144,000, respectively, from officers of the Company).

10.     ROYALTY AGREEMENT

On April 8, 1992, the Company settled litigation involving, among other things, allegations that certain of the Company's inflation device products infringed patents issued to another medical product manufacturing company (the Licensor).

Pursuant to the settlement, the Company entered into a license agreement with the Licensor, whereby the Licensor granted to the Company a nonexclusive right and license to manufacture and sell products which are subject to the patents issued to the Licensor. For the rights and license granted under the agreement, the Company paid the Licensor a nonrefundable prepaid royalty in the amount of $600,000. The royalty was paid upon execution of the agreement and represents a prepaid royalty covering the first seven years of the agreement. In addition to the prepaid royalty, the Company agreed to pay the Licensor a continuing royalty beginning January 1, 1992 of 5.75% of sales (which will not exceed $450,000 for any calendar year) made in the United States, of products covered by the license agreement. Royalties of $450,000 were paid or accrued in each of the years ended December 31, 1997, 1996, and 1995.

The Licensor has released the Company from all damages, claims, or rights of action which the Licensor may have had related to the alleged infringement of the patents issued to the Licensor. The Company has also agreed to not proceed against the Licensor for the alleged misappropriation by the Licensor of the Company's confidential and proprietary information.

11.     EMPLOYEE BENEFIT PLAN

The Company has a contributory 401(k) savings and profit sharing plan (the Plan) covering all full-time employees who are at least 21 years of age and have a minimum of one year of service to the Company. The Company may contribute at its discretion matching contributions up to 2.25% of the employeesO compensation. Additional employer contributions are determined at the discretion of the Board of Directors. The Company did not contribute to the Plan for the year ended December 31, 1995. Contributions made by the Company to the Plan for the years ended December 31, 1997 and 1996 totaled approximately $223,000 and $227,000, respectively.

The Plan purchased unissued shares of the Company's common stock at market value during each of the three years ended December 31, 1997 as follows:
                                                       Market
                                        Shares          Value
Years ended December 31:
        1997                            35,582   $    273,202
        1996                            39,996        309,370
        1995                            15,949         99,106

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements


12.     RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 will require the Company to add disclosure to the financial statements about comprehensive income.

In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The adoption of SFAS No. 131 may result in additional disclosures about the Company's segments.

                                     ******

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Merit Medical Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Merit Medical Systems, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Merit Medical Systems, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/Deloitte & Touch LLP
March 5, 1998
Salt Lake City, Utah