Form 10-K, Exhibit 13
period 1998-12-31
MERIT MEDICAL SYSTEMS INC
filed 1999-03-31
CIK 856982

Annual Report 1998
                          MERIT MEDICAL SYSTEMS, INC.

Table of Contents and Financial Highlights


--------------------------------------------------------------------------------

Letter from the President                                                      1

--------------------------------------------------------------------------------

Products and Technology                                                        5

--------------------------------------------------------------------------------

Selected Financial Data                                                       15

--------------------------------------------------------------------------------

Management's Discussion and Analysis                                          16

--------------------------------------------------------------------------------

Financial Information                                                         20

--------------------------------------------------------------------------------

Corporate Information                                                         35

================================================================================

                                 Year Ended December 31,
------------------------------------------------------------------------------------------------
                                 1998          1997          1996          1995          1994
------------------------------------------------------------------------------------------------
Operating Data:

Sales                        $68,377,357   $60,579,011   $50,455,766   $42,587,284   $33,324,245

Gross profit                  25,943,484    22,812,895    21,136,149    17,599,286    14,325,230

Income before taxes            4,290,346     1,775,516     3,630,152     2,000,695     1,993,265

Net income                     2,451,159           787,532 2,162,608     1,221,237     1,250,847

Net income per share         $       .33   $       .11   $       .31   $       .18   $       .19

Weighted average

        shares outstanding     7,488,225     7,369,668     7,051,911     6,851,164     6,678,041

Balance Sheet Data:

Working capital              $15,779,725   $14,737,971   $12,761,211   $ 9,518,971   $ 9,032,899

Total assets                  50,664,786    45,269,678    41,718,553    34,503,858    27,024,267

Long-term debt                 3,388,835     3,913,686     4,822,126     1,778,953       827,592

Stockholders' equity         $29,086,368   $25,802,149   $22,487,123   $19,264,525   $17,537,029


Corporate Headquarters
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah  84095
801-253-1600

President's letter to Shareholders


Dear Shareholders:

     Your Company experienced a very rewarding and exciting year in 1998. Merit recorded the highest revenues and net income in its history, despite continuing challenges in health care reform. Considerable improvements made in Merit's European operations, which includes the Ireland manufacturing facility and the European direct sales force, were the major contributing factors to these financial benchmarks.

     During 1998 the Ireland facility became profitable by converting research and development expenditures into manufacturing allocations for the new Tomcat(tm) PTCA guide wire. In addition, this facility began producing other products for sale by the Company's European and domestic sales forces. Merit created additional manufacturing space at the Ireland facility by moving its warehouse and customer service functions to a more central location in Maastricht, The Netherlands, thereby improving the Company's distribution capabilities and response times in foreign markets.

     Also, management effected cost-cutting measures during the year. Particularly, the manufacturing facility in New York was closed. Guide wire and catheter technologies were transferred from this facility to either Ireland or the Salt Lake headquarters to assist with our primary use strategy. By moving these operations to existing facilities, Merit saves approximately $250,000 per year in duplicate operating expenses.

Financial Performance

     Merit's strategy of marketing its existing and new products by a direct sales force both domestically and in Europe resulted in a record year in terms of revenues and earnings per share. Revenues for the fiscal year were $68.4 million compared with $60.6 million in 1997, a gain of 13 percent. Net income rose to a record $2.452 million, or $0.33 per share, compared to $0.787 million, or $0.11 per share in 1997. The Company's cost of sales rose only 12.4 percent and its gross profit margin expanded two basis points to 37.9 percent.

        Revenue growth slowed somewhat from previous years due to changes in the health care environment and Merit's close monitoring of its margin-sensitive custom kits, as well as effects on sales from discontinued items pertaining to the closure of our manufacturing facility in New York. Margins continued to increase due to several factors, including pricing strategies on kits, a better sales mix of higher margin products, economies of scale and contributions from new products.

     Merit maintained its control on overall costs throughout the year. With the Ireland manufacturing facility becoming operational, research and development costs declined to 4.7 percent from 7.3 percent in 1997. The Company continues to invest heavily in research and development, however, with over thirty projects ongoing. As selling, general and administrative costs are mostly fixed, these expenditures continued to decline as a percent of sales to 25.6 percent from 26 percent in 1997. Income from operations grew to 7.6 percent of sales from 4.4 percent of sales the prior year, and income before taxes grew to 6.4 percent of sales compared with 2.9 percent in 1997.

Changing Environment

     As most people are now aware, the health care industry has been going through sweeping changes for the last several years. These changes are being driven by the ways in which hospitals are reimbursed for the procedures they perform and the products they purchase. These reimbursement procedures have caused hospitals to maximize purchasing efficiencies and reduce overall costs, resulting in rapid consolidation among industry vendors as they attempt to provide "one-stop shopping" for the hospitals. In addition, hospitals have been purchased by large hospital product purchasing consortium groups which are becoming more dominant on a nationwide basis.

     These purchasing groups are now determining the vendors and products used by their hospitals in an attempt to consolidate suppliers, bundle products together and further reduce costs. Merit recognizes that hospital buying groups are now looking at cardiac catheterization labs as an area for cost reduction. The Company has developed an internal team solely for the purpose of responding to these organizations, and for submitting and securing bids for their hospital members. In November 1998, a national contract was awarded to Merit by Tenet Healthcare Corporation for Merit's proprietary inflation devices. Additional contracts with other national groups are being negotiated for many of Merit's products.

        In order to evolve its core competency of injection and insert molding of plastic parts, Merit is developing a rapidly growing OEM contract business for third parties. A small sales force has been established to meet the growing demands of our OEM customers. New, proprietary opportunities in emerging technologies are being identified that have not come under the scrutiny of purchasing organizations. In the first quarter of 1999 Merit established a presence on the Internet with the web site, www.merit.com. One of the major focuses of this new site is the Company's OEM business. Merit plans to further develop the OEM portion of this site to include an E-commerce application from which a customer can design and directly order his own product. By utilizing its strengths in national accounts and OEM manufacturing, along with the continued introduction of new products, Merit should be able to preserve and grow its existing business in a steady and profitable manner.

     Merit Medical is the world market leader in inflation devices used for PTCA balloon angioplasty and/or stent deployment and has a strong market position with other molded plastic products used in cardiology and radiology. We have made a conscious decision to augment our base business in this molded parts arena to include differentiated, high-quality components like new needles, syringes, manifolds, hemostasis valves, check relief valves and other products with sustainable competitive advantages. Last year the Company introduced nine new products, including the Tomcat(tm) guide wire, the Fountain(tm) Infusion Catheter and the Squirt(tm) Fluid Delivery System. Merit's new product pipeline has many products under development, several of which are planned for 1999 introduction.

Looking Ahead

     In order to continue its growth strategy beyond the year 2000, Merit has developed a carefully structured plan centered on several fronts. We have focused on cardiology and radiology procedures by developing primary use products for emerging technologies that provide better outcomes for patients or better safety for hospital personnel. This expansion has provided several opportunities for new product ideas and improvements to products currently used in these procedures.

     For the last two years, Merit has been directing its research and development efforts toward primary use products-those that are more invasive in nature such as guide wires and catheters-and has plans to extend this strategy into multiple fronts. Merit Medical has developed a state-of-the-art guide wire manufacturing facility in Galway, Ireland. In 1998 the Company launched its first interventional PTCA guide wire and will be introducing many different types of guide wires in 1999 and beyond. It is Merit's intention to expand these capabilities and utilize existing resources in Ireland to create a Center of Excellence in guide wire technology and production.

     Merit's satellite manufacturing facility in Salt Lake City has been developing expertise in catheter technology, some of which was acquired in 1997 from the facility in New York. Several different types of catheters are being researched and the Company anticipates designating this facility as a Center of Excellence in catheter technology.

     For over two years, your company has been in the process of implementing a new Oracle database system for use with its accounting, operations and computer systems. I am happy to report that the system went live last November. This system ensures that Merit is Y2K compliant, as well as enabling the Company to better monitor and control its day-to-day operations. Merit is investing in its labor force to address availability of new hires, turnover and a number of other issues. Last year the Company began a new pilot program for Spanish-speaking employees to learn English. Called the "English as a Second Language Program," or ESL, this program is designed to broaden the capabilities of its Spanish-speaking employees, presenting them with additional career opportunities within Merit and better utilizing their excellent work ethics. If the pilot program is deemed successful, Merit intends to expand its ESL program to other nationalities within its work force.

     There are considerable challenges facing us in 1999, particularly in terms of maintaining and growing the base business. Stabilizing the pricing of our products and securing national accounts will be two hurdles we face. We believe these challenges create opportunities. Merit has secured the European CE mark for most of its products. This allows us the opportunity to develop distribution relationships with small medical device companies with fine products but lacking the CE mark and no distribution capabilities. As an adjunct to this philosophy, our European sales network is being expanded. Merit currently has 13 direct sales representatives, with plans to add two more sales people in 1999.

     With the addition of many new products in primary use niches and by closely monitoring the margin-sensitive portions of our business, we believe we have an excellent opportunity to continue top-line growth and expand the bottom line. We look forward to 1999 with enthusiasm as we implement these strategies. I thank you, the shareholders, for your continued support and confidence in Merit Medical and its drive for excellence throughout the years to come.

Best personal regards,
/s/ Fred P. Lampropoulos
Fred P. Lampropoulos
Chairman, Chief Executive Officer and President

Products and Technology


     Worldwide, cardiology procedures including balloon angioplasty and stent placement are growing at an average rate of about 15 percent per annum. The aging population rate, along with the use of new technology, has fueled this growth. Radiology procedures, such as diagnostic angiograms, and the use of thrombolytic procedures to dissolve and remove blood clots has kept pace with the aging population, growing at about 10 percent per annum. Worldwide, over 11 million people each year are referred to either a radiology or cardiology laboratory in a hospital to undergo diagnostic angiograms.

Serving Customers' Needs Through Innovation

     The driving force behind Merit Medical's growth has been its strength in serving customers' needs by producing high-quality products that improve clinical and economic outcomes. Many of Merit's key products have been developed by collaborating with clinical users. Merit Medical is well known in cardiac catheterization and radiology laboratories around the world for its innovation and quality of products. Developing these customer relationships over time has enabled Merit to maintain and expand its leadership position.

     Several years ago, it became evident to Merit that clinicians used varied methods of combining Merit's products to perform diagnostic and therapeutic procedures according to their particular needs. In order to address the many different techniques used, Merit developed a custom kit strategy that allows each hospital or clinician to order exactly the type of products they want in a bundled format. Merit's custom kit program has become enormously popular since its inception in the early 1990's and now accounts for about 50 percent of its overall business.

     Merit Medical has long been a leader in many of the disposable products needed to perform diagnostic and therapeutic procedures in the cardiology and radiology markets. These products include inflation devices, syringes, needles, pressure monitoring devices, contrast administration kits, manifold kits, hemostasis valves, blood management systems, diagnostic and therapeutic catheters, guide wires, introducers, stopcocks, and high-pressure tubing. The market segments into which these products are sold account for roughly $600 million annually.

Existing Products

     Stand-alone products consist of the same products a hospital might purchase in a kit, but are sold separately. Merit's inflation devices are the Company's leading stand-alone product line and, through their innovation and quality, have established a world market leadership position. The inflation devices, which are used to inflate angioplasty balloons or deploy stents, come in three different models, depending upon the amount and accuracy of information the clinician desires during the procedure.

     The Basix(tm) inflation device provides the means for a clinician to safely and effectively inflate a balloon during an angioplasty procedure, or deploy a stent. Its features include a 20ml syringe barrel with unmatched visual clarity, and it provides a strong vacuum during deflation. In addition it has a simple, analog gauge attached to the barrel which allows the clinician to view the inflation pressure being applied to the balloon or stent.

     The second model, the Monarch25(tm), features a patented, digital display attached to the barrel of the syringe. It features higher-pressure performance and lets clinicians toggle display readings from ATM to PSI. It also allows access to previous inflations, highest pressure and duration of the inflation.

     The third model, the IntelliSystem25(tm), is the flagship of this product line. Rather than having a small display attached to the barrel of the syringe, the IntelliSystem25(tm) provides a separate, patented digital monitor with a microprocessor. The monitor clearly displays the pressure, time and number of each inflation. It also tracks the time elapsed from the previous inflation, highest inflation pressure, and other information the clinician may need for an extremely accurate reading during the procedure. Merit is the only company that offers all three inflation device choices for clinicians around the world.

     Merit frequently receives proposals involving new product development opportunities. A careful assessment is made to determine how well each opportunity fits with Merit's core competencies in injection and insert molding of plastics, electronic and sensor-based technologies, and wire and catheter technologies. With these basic guidelines in mind, Merit has developed a new product strategy to enter markets with devices that involve more invasive procedures and will yield higher margins.

New Products


     The Fountain(tm) Infusion Catheter, introduced last year, fits well with Merit's existing catheter technology and strategy to enter more invasive markets. This innovative, patented catheter line was developed to help address the need for clinicians to dissolve, or lyse, blood clots in peripheral arteries and veins in order to restore blood flow. Pulsed infusion of thrombolytic drugs to dissolve these obstructions has been successful in dialysis grafts, peripheral bypass grafts, and peripheral arteriesand veins. The procedure to dissolve blood clots essentially combines the use of thrombolytic drugs with mechanical delivery to the site of the obstruction using Merit's Fountain(tm) Infusion Catheter.

     As an adjunct to the Fountain(tm) catheter, the Squirt(tm) Infusion System was developed to allow doctors to deliver fluid into a patient's blood vessels using a one-handed method. Previously, doctors had to bring together syringes and other devices and create a small pumping system to infuse the fluid through the catheter. In order to activate the pumping system, it was necessary to use both hands to alternately pulse the syringes. The patented Squirt(tm) Infusion System saves doctors time and effort and, importantly, allows them a free hand to manipulate the position of the catheter during the lysing process.

     Merit Medical's new product development efforts have been extremely active over the last several years and are accelerating. In 1998, Merit introduced nine new products, three of which have the potential to significantly impact Merit's revenues and earnings. Two of these products, the Tomcat(tm) guide wire and the Fountain(tm) Infusion Catheter, were introduced in response to Merit's strategy to enter new market segments with more invasive products. The third product, the Squirt(tm) Infusion System, is a proprietary delivery system that works in conjunction with the Fountain(tm) catheter to infuse fluids into a peripheral vessel.

     The Tomcat(tm) line of PTCA guide wires was an important new product introduced in 1998. This device is used to guide a balloon angioplasty catheter through a vessel's tortuous pathway, penetrating an arterial lesion (blockage in an artery) in the patient's heart. Following over two years in the development process, Merit is proud of the high quality and excellent performance of this guide wire. Clinicians have labeled this product as one of the very best guide wires on the market. The technology and know-how needed to produce this product have been developed internally over the last several years and allow Merit to continue developing new guide wires for additional market niches.

New Products


     Merit Medical was one of the first companies to introduce a 25 ATM inflation device, which is used for angioplasty balloon inflation for PTCA and stent deployment, and has since broadened its product offering in that line. The most recent addition to the 25 ATM product line came in April 1998 with the addition of the new basixCOMPAK(tm) inflation syringe with an angled gauge for easier visibility. The basixCOMPAK(tm) syringe is substantially smaller than its predecessors and takes less room on the procedure table, yet combines all of the features and benefits of larger devices. Sales of this device have rapidly expanded during 1998 and show the market's strong acceptance for this fine product. In addition to the basixCOMPAK(tm) device, Merit is developing a new, improved IntelliSystem(tm) monitor. Introduction of this new device is scheduled for late fiscal 1999.

     To complement the Company's industry-leading line of inflation devices, Merit developed a complete angioplasty accessory pack. These packs include a new Access-Plus(tm) hemostasis valve to complement the Passage(tm) or Access-9(tm) hemostasis valves, torque device and guide wire introducer. Merit's hemostasis valves include a special, airless rotator to eliminate bubbles, exclusive Sherlock(tm) connector for easier connection, and a clear inner lumen for improved visualization. The Access-9(tm) model has a 9-french inner diameter which allows the entry of alternate therapy devices while maintaining hemostasis.

     Tiny balloons are placed via long, thin catheters into an artery obstructed by plaque or blood clots. The balloon is seated directly in the center of the lesion and inflated with contrast solution under pressure using Merit's inflation device, compressing the obstruction into the wall of the artery.

New Products


     The acceleration of Merit's research and development program goes hand in hand with its strategy of improving the overall product mix to yield higher margins. New products are under development to expand Merit's clinical expertise and broaden its offerings in both the guide wire and catheter arenas. Early in 1999, Merit plans to introduce three new products-two catheter lines and a guide wire extension with tool-which leverages and strengthens Merit's current technology.

     The Company is expanding its existing products into new markets. There is a growing interest in markets outside of cardiology and radiology for the use of the IntelliSystem(tm) monitor to more accurately measure pressures in clinical applications such as discography, trigeminal nerve compression, esophageal dilation and retinal detachment. Another example is the use of the Squirt(tm) universal fluid dispensing syringe for wound irrigation in trauma centers, emergency rooms, burn units and alternate care units such as nursing homes.

     Other new products are upgrades in quality and performance to existing devices; some are line extensions which broaden Merit's product offering; while others are innovative, new products which will allow Merit to gain entry into new niches. In conjunction with the sale of existing products, the impact upon sales from these new products will help continue Merit's revenue growth.

     There are more than twenty products in the pipeline with intended introduction dates later in 1999 and 2000. Some of these include line extensions to Merit's guide wire and catheter technologies. For example, the 5 french size Fountain(tm) Infusion Catheter is used primarily in the upper to mid-leg and arms. In the first half of 1999 Merit will make available to clinicians a new line of smaller 4 French Fountain(tm) catheters which will expand the market to include lower arms and areas below the knee.

Selected Financial Data


                                                  Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                               1998            1997            1996            1995            1994
----------------------------------------------------------------------------------------------------------------------
Operating Data:

        Sales                             $ 68,377,357    $ 60,579,011    $ 50,455,766    $ 42,587,284    $ 33,324,245

        Cost of sales                       42,433,873      37,766,116      29,319,617      24,987,998      18,999,015

        Gross profit                        25,943,484      22,812,895      21,136,149      17,599,286      14,325,230

        Selling, general, and

                administrative expenses     17,528,002      15,726,651      14,311,049      12,808,805      10,232,215

        Research and

                development expenses         3,244,477       4,446,795       2,533,171       2,330,324       2,069,882

        Income from operations               5,171,005       2,639,449       4,291,929       2,460,157       2,023,133

        Other expense                          880,659         863,933         661,777         459,462          29,868

        Income before

                income tax expense           4,290,346       1,775,516       3,630,152       2,000,695       1,993,265

        Income tax expense                   1,687,379         944,981       1,277,431         700,418         775,453

        Minority interest in (income)

                loss of subsidiary            (151,808)        (33,003)       (190,113)        (79,040)         33,035

        Net income                           2,451,159         797,532       2,162,608       1,221,237       1,250,847

        Net income per share              $        .33    $        .11    $        .31    $        .18    $        .19

        Weighted average

                shares outstanding           7,488,225       7,369,668       7,051,911       6,851,164       6,678,041

Balance Sheet Data:

        Working capital                   $ 15,779,725    $ 14,737,971    $ 12,761,211    $  9,518,971    $  9,032,899

        Total assets                        50,664,786      45,269,678      41,718,553      34,503,858      27,024,267

        Long-term debt                       3,388,835       3,913,686       4,822,126       1,778,953         827,592

        Stockholders' equity              $ 29,086,368    $ 25,802,149    $ 22,487,123    $ 19,264,525    $ 17,537,029

Management's Discussion & Analysis

OVERVIEW

     Since its inception in 1987, Merit has made significant progress toward accomplishing its business plan objectives, including becoming a world leader for accessories in the cardiology and radiology markets, and developing world-class facilities with manufacturing, quality and regulatory capabilities supported by state-of-the-art accounting, data and communications systems.

     There have been many challenges in accomplishing Merit's business objectives, such as major changes and reforms in the health care industry, particularly in the United States. The Company has experienced increased product and price competition in its markets. The Company also has managed rapid growth with limited capital.

     Near the end of 1997, Merit's management evaluated the Company's market position in diagnostic and therapeutic accessory products and determined that bold new initiatives would be required to expand the Company's technology bases and product lines, resulting in growth in revenues, margins and profitability. Merit's growth strategy resulted in increased research and development expenditures to design, develop and deliver new, proprietary niche products. These new products are being marketed though the Company's distribution system to existing and new customers.

     Merit's product development strategy has focused on vascular access markets with product families such as angiographic needles, guide wires, and catheters. To accomplish this expansion, the Company has made long-term investments, increasing its marketing and research and development capabilities in Utah, California, and Ireland. In January, 1997, Merit acquired a small, medical device company in New York which offered vascular access products. The acquired technology, along with major R&D efforts in both Salt Lake and Ireland, have led to the introduction of a line of angiographic needles, a thrombolytic catheter and a specialty guide wire with other new, proprietary products to follow.

     The Company's facility in Ireland has developed and begun to manufacture a significant new product-a PTCA (balloon angioplasty) guide wire. The Company's 72% owned subsidiary, Sentir, has expanded its marketing of high-quality sensors to new markets such as the defense and automotive industries. These initiatives required substantial expenditures, resulting in lower earnings in 1997. However, management believes the Company is now well positioned for growth and expansion of products, markets and profits.

     1998 proved to be a record-breaking year for the Company, and Merit was able to achieve substantially all of its major financial objectives: Sales growth of 13% while achieving an increase in gross margin percentage; the ramp-up of manufacturing in our Galway, Ireland facility including the transfer of our hemostasis product; the completion of the development of the TomCat guide wire, and the ramp-up of production of this product with the associated reduction in R&D expenses. The resulting profitability in Ireland caused a significant improvement in Merit's effective tax rate of 39%, down from 53% in 1997. All of these factors resulted in an increase in earnings compared to 1997.

Management's Discussion & Analysis

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain operational data as a percent of sales:

                                                 1998     1997     1996
                                                100.0%   100.0%   100.0%
                                                ------   ------   ------
Sales
        Gross profit                             37.9     37.7     41.9
        Selling, general and administrative      25.6     26.0     28.4
        Research and development                  4.7      7.3      5.0
        Income from operations                    7.6      4.4      8.5
        Income before income tax expense          6.3      2.9      7.2
        Net Income                                3.6      1.3      4.3


     Sales increased by $7,798,346, or 12.9%, in 1998 compared to an increase of $10,123,245, or 20.1%, in 1997, and an increase of $7,868,482, or 18.5%, in
1996. Sales growth from 1996 through 1998 was favorably affected by the introduction of new products and increased sales of existing products sold separately and packaged in custom kits, and increased penetration of the market by Merit's inflation devices. International sales in 1998 were approximately $15,198,000, or 22%, compared to $13, 722,000, or 23%, in 1997, and $11,900,000, or 24%, in 1996. These increases were primarily a result of the ongoing growth in the direct sales force in Europe, as well as greater acceptance of the Company's products in other international markets. Direct sales in France, Germany, the U.K., Belgium, the Netherlands and Canada were $7,334,793, $6,615,697, and $5,350,786 in 1998, 1997 and 1996, respectively.

     Gross profit as a percent of sales was 37.9%, 37.7%, and 41.9% in 1998, 1997, and 1996, respectively. Margins improved in 1998 compared to 1997 through increased production volumes, automation and efficiencies in the manufacturing, and some tighter price controls on some of the Company's low margin products. The decrease in gross profit in 1997 from 1996 was due to several factors, including increased sales of lower-margin custom kits; price competition, especially in European markets; a strong U.S. dollar affecting the currency translation of the Company's European sales; and domestic wage increases in response to competition for direct-labor employees. Gross margins were also affected by start-up and transition costs in the Company's newly organized Vascular Access Division relating to acquisition of assets from UMI.

        Selling, general and administrative expense increased $1,801,351, or 11.5%, in 1998 over 1997 and $1,415,602, or 9.9%, in 1997 over 1996. These additional expenditures were related principally to the costs of implementing and supporting the Company's new Oracle system and the development of new business opportunities such as acquisitions, product distribution agreements, and the O.E.M segment of the business. Although total selling, general and administrative expenses have increased during the periods, these expenses as a percent of sales declined to 25.6% in 1998 compared to 26.0% in 1997 and 28.4% in 1996. These reductions have been accomplished - despite substantial expenditures related to starting up the Company's European operations- in part through a Company-wide focus on achieving greater productivity. In addition, increased sales have permitted the Company to achieve economies of scale through the spread of fixed costs over a greater number of units.

Management's Discussion & Analysis

     Research and development expenditures for 1998 were $3,244,477, a decrease of 27%, compared to $4,446,795 in 1997. This decrease primarily was due to the conversion of much of the R&D expenses in Ireland to production resources for the manufacture of the newly introduced line of guide wires. Research and development costs in 1997 grew by 76% from 1996, which as a percent of sales was 4.7%, 7.3% and 5.0% for 1998, 1997 and 1996, respectively. This major increase in 1997 was related to new product development and reflected management's decision to expand into new markets for the future growth of the Company.

     These factors significantly affected income from operations in 1998 which increased to $5,171,005, up 95.9%, compared to $2,639,449 in 1997, a decrease of 38.5% from $4,291,929 in 1996. The income tax provision for 1998 was $1,687,379, an effective rate of 39.3%, compared to $944,981, or 53.2 % in 1997 and $1,277,431or 35.2% in 1996. The Company's consolidated effective tax rate in 1997 was high principally because the tax benefits of losses associated with the start-up of international operations were limited to Ireland's manufacturing tax rate of 10%. The effective tax rate improved significantly in 1998 as Ireland became profitable and their lower tax rate improved the Company's overall effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1998 the Company's working capital was $15,779,725, representing a current ratio of 2.0 to 1. During 1997 the Company increased its secured bank line of credit to $10.5 million. In 1998 the Company negotiated a reduction in the interest rate and fees for its line of credit, significantly reducing the cost of this capital. The Company had $7,634,607 outstanding under its line of credit at December 31, 1998. Merit has financed leasehold improvements and equipment acquisitions through secured notes payable and capital lease arrangements with an outstanding balance of $5,197,805 at December 31, 1998. For the year ended December 31, 1998 the Company generated cash from operations in the amount of $1,674,728.

     Historically, the Company has incurred significant expenses in connection with product development and introduction of new products. This was particularly true in 1998 with regard to an increase in inventory and equipment and the ramp-up of European operations. Substantial capital has also been required to finance growth in inventories and receivables in the U.S.. The Company's principal source of funding for these and other expenses has been the cash generated from operations, secured loans on equipment, bank lines of credit and sales of equity. The Company believes that its present sources of liquidity and capital are adequate for its current operation.

MARKET RISK DISCLOSURES

     The Company does not engage in significant derivative financial instruments. The Company does experience risk associated with foreign currency fluctuations, and interest rate risk associated with its variable rate debt; however, such risks have not been material to the Company and , accordingly, the Company has not deemed it necessary to enter into agreements to hedge such risks. The Company may enter into such agreements in the event that such risks become material in the future.

Management's Discussion & Analysis

YEAR 2000

     In 1996 the Company began the conversion of the principal computer software systems to a new integrated system to support future growth and improve productivity. The Company has completed a review of its business information systems with regard to Year 2000 compliance and is either replacing or correcting those computer systems that have been found to have date-related deficiencies. A new Oracle integrated business information system for the order administration, financial and manufacturing processes was implemented and completed in November 1998.

     Through December 31, 1998 the Company has incurred approximately $3.5 million in costs to improve the Company's information technology systems and for Year 2000 readiness efforts. Of this amount, most represents the costs of implementing and transitioning to new computer hardware and software for its Oracle enterprise-wide business systems. Substantially all of these costs have been capitalized. The Company anticipates incurring an additional $500,000 in connection with the Year 2000 readiness efforts. The Company expects to have all Year 2000 readiness efforts completed by September 30, 1999.

        The Company believes its non-IT systems and products being shipped today have been assessed and found to be Year 2000 compliant. The Company relies on third-party providers for materials and services such as telecommunications, utilities, financial services and other key services. Interruption of those materials or services due to Year 2000 issues could affect the Company's operations. The Company has completed the process of contacting its major suppliers and has determined that all major suppliers are in the process of ensuring Year 2000 compliance. However, since the Company is dependent on key third parties, there can be no guarantee that the Company's efforts will prevent a material adverse impact on its financial position, results of operations or liquidity in future periods in the event that a significant number of suppliers and/or customers experience business disruptions as a result of their lack of Year 2000 readiness.

        The Company is in the process of implementing the Oracle system in its Irish facility with a planned completion date for the end of the third quarter of 1999. Both the Company's cost estimates and completion time frames could be influenced by the Company's ability to successfully identify all Year 2000 issues, the nature and amount of corrective action required, the availability and cost of trained personnel in this area and the Year 2000 success that key third parties and customers attain While these and other unforeseen factors could have a material adverse impact on the Company's financial position, results of operations or liquidity in future periods, management believes that it has implemented an effective Year 2000 compliance program that will minimize the possible negative consequences to the Company.

     Throughout 1999, the Company will determine areas where contingency planning is needed. The planning efforts will include, but are not limited to, identification and mitigation of potential serious business interruptions, adjustments of inventory levels to meet customer needs, and establishing crisis response processes to address unexpected problems.

     The foregoing discussion of the Company's Year 2000 readiness includes forward looking statements, including estimates of the time frames and costs for addressing the known Year 2000 issues confronting the Company, and is based upon management's current estimates, which were derived using numerous assumptions. There can be no assurance that these estimates will be achieved, and actual events and results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability of personnel with required remediation skills, the ability of the Company to identify and correct or replace all relevant computer code and the success of third parties with whom the Company does business in addressing their Year 2000 issues.

Consolidated Balance Sheets

DECEMBER 31, 1998 AND 1997

ASSETS                                                                              1998            1997
                                                                               ------------    ------------
CURRENT ASSETS:
        Cash and cash equivalents                                              $    851,910    $    976,692
        Trade receivables - net of allowance for uncollectible
                accounts:  1998 - $197,331; 1997 - $175,114                      10,436,485       9,599,443
        Employee and related party receivables                                      472,994         288,812
        Irish Development Agency grant receivable                                   198,445         747,888
        Inventories                                                              17,785,743      14,535,440
        Prepaid expenses and other assets                                           636,124         538,259
        Deferred income tax assets                                                  739,595         782,435
                                                                               ------------    ------------
                                Total current assets                             31,121,296      27,468,969
                                                                               ------------    ------------
PROPERTY AND EQUIPMENT:
        Land                                                                      1,065,985       1,101,544
        Building                                                                    932,448
        Automobiles                                                                  89,469         112,633
        Manufacturing equipment                                                  13,669,599      10,909,529
        Furniture and fixtures                                                    7,963,835       4,817,738
        Leasehold improvements                                                    5,035,288       4,483,071
        Construction-in-progress                                                  1,182,669       2,747,414
                                                                               ------------    ------------
                                Total                                            29,006,845      25,104,377

        Less accumulated depreciation and amortization                          (12,043,130)     (9,648,746)
                                                                               ------------    ------------
                                Property and equipment - net                     16,963,715      15,455,631
                                                                               ------------    ------------
OTHER ASSETS:
        Intangible assets - net of accumulated amortization:
                1998 - $1,014,617; 1997 - $821,641                                2,333,456       2,024,050
        Cost in excess of the fair value of assets acquired - net
                of accumulated amortization:  1998 - $31,615; 1997 - $15,015        150,673         167,273
        Prepaid royalty - net of accumulated amortization:
                1998 - $578,572; 1997 - $492,857                                     21,428         107,143
        Deposits                                                                     74,218          46,612
                                                                               ------------    ------------
                                Total other assets                                2,579,775       2,345,078
                                                                               ------------    ------------
TOTAL                                                                          $ 50,664,786    $ 45,269,678
                                                                               ------------    ------------

                                                                     (Continued)

Consolidated Balance Sheets

DECEMBER 31, 1998 AND 1997

LIABILITIES AND STOCKHOLDERS' EQUITY                                                    1998             1997
                                                                                   ------------    ------------
CURRENT LIABILITIES:
        Line of credit                                                             $  7,634,607    $  4,624,727
        Current portion of long-term debt                                             1,808,970       1,802,932
        Trade payables                                                                3,573,333       3,438,349
        Accrued expenses                                                              2,055,849       2,414,050
        Advances from employees                                                          74,090          81,245
        Income taxes payable                                                            194,722         369,695
                                                                                   ------------    ------------
                                Total current liabilities                            15,341,571      12,730,998

DEFERRED INCOME TAX LIABILITIES                                                       1,275,651         883,002

LONG-TERM DEBT                                                                        3,388,835       3,913,686

DEFERRED CREDITS                                                                      1,023,861       1,543,151
                                                                                   ------------    ------------
                                Total liabilities                                    21,029,918      19,070,837
                                                                                   ------------    ------------

MINORITY INTEREST IN SUBSIDIARY                                                         548,500         396,692
                                                                                   ------------    ------------
COMMITMENTS AND CONTINGENCIES (Notes 6, 10, and 11)

STOCKHOLDERS' EQUITY:
        Preferred stock - 5,000,000  shares  authorized  as of December 31, 1998 and 1997, no shares issued
        Common stock - no par value; 20,000,000 shares
                authorized; 7,508,914 and 7,395,091 shares issued
                at December 31, 1998 and 1997, respectively                          17,793,094      17,178,971
        Retained earnings                                                            11,564,928       9,113,769
        Accumulated other comprehensive loss                                           (271,654)       (490,591)
                                                                                   ------------    ------------
                                Total stockholders' equity                           29,086,368      25,802,149
                                                                                   ------------    ------------
TOTAL                                                                              $ 50,664,786    $ 45,269,678
                                                                                   ------------    ------------

See notes to consolidated financial statements.


                                                                     (Concluded)

Consolidated Statements of Operations

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                           1998            1997            1996
                                                      ------------    ------------    ------------
SALES                                                 $ 68,377,357    $ 60,579,011    $ 50,455,766

COST OF SALES                                           42,433,873      37,766,116      29,319,617
                                                      ------------    ------------    ------------
GROSS PROFIT                                            25,943,484      22,812,895      21,136,149
                                                      ------------    ------------    ------------
EXPENSES:
        Selling, general, and administrative            17,528,002      15,726,651      14,311,049
        Research and development                         3,244,477       4,446,795       2,533,171
                                                      ------------    ------------    ------------
                                Total                   20,772,479      20,173,446      16,844,220
                                                      ------------    ------------    ------------
INCOME FROM OPERATIONS                                   5,171,005       2,639,449       4,291,929
                                                      ------------    ------------    ------------
OTHER INCOME (EXPENSE):
        Interest income 33,662                              28,223          23,377
        Interest expense                                  (826,778)       (854,859)       (707,878)
        Miscellaneous income (expense)                     (87,543)        (37,297)         22,724
                                                      ------------    ------------    ------------
                                Other expense - net       (880,659)       (863,933)       (661,777)
                                                      ------------    ------------    ------------
INCOME BEFORE INCOME TAX EXPENSE                         4,290,346       1,775,516       3,630,152

INCOME TAX EXPENSE                                      (1,687,379)       (944,981)     (1,277,431)

MINORITY INTEREST IN INCOME OF
        SUBSIDIARY                                        (151,808)        (33,003)       (190,113)
                                                      ------------    ------------    ------------
NET INCOME                                            $  2,451,159    $    797,532    $  2,162,608
                                                      ------------    ------------    ------------
EARNINGS  PER COMMON SHARE -
        Basic and diluted                             $        .33    $        .11    $        .31
                                                      ------------    ------------    ------------
AVERAGE COMMON SHARES -
        Basic                                            7,420,224       7,263,253       6,878,165
                                                      ------------    ------------    ------------
        Diluted                                          7,488,225       7,369,668       7,051,911
                                                      ------------    ------------    ------------

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                                                                        Accumulated
                                                                                                            Other
                                                                                                          Compre-
                                                                 Common Stock                              hensive        Retained
                                                            Total            Shares         Amount           Loss          Earnings
                                                        ------------    ------------    ------------    ------------    ------------
BALANCE, JANUARY 1, 1996                                $ 19,264,525       6,786,239    $ 13,088,265    $     22,631    $  6,153,629
Comprehensive income:
        Net income                                         2,162,608                                                       2,162,608
        Foreign currency translation adjustment              (36,720)                                        (36,720)
                                                        ------------    ------------    ------------    ------------    ------------
Comprehensive income                                       2,125,888
Tax benefit attributable to appreciation of
        common stock options exercised                        65,679                          65,679
Issuance of common stock for cash                            309,370          39,996         309,370
Options and warrants exercised for cash                      643,028         104,117         643,028
Issuance of common stock under Employees
        Stock Purchase Plans                                  78,633          11,938          78,633
                                                        ------------    ------------    ------------    ------------    ------------

BALANCE, DECEMBER 31, 1996                                22,487,123       6,942,290      14,184,975         (14,089)      8,316,237

Comprehensive income:
        Net income                                           797,532                                                         797,532
        Foreign currency translation adjustment             (476,502)                                       (476,502)
                                                        ------------    ------------    ------------    ------------    ------------
Comprehensive income                                         321,030
Tax benefit attributable to appreciation of
        common stock options exercised                       222,887                         222,887
Issuance of common stock for cash                            273,202          35,582         273,202
Options and warrants exercised                             1,316,812         227,200       1,316,812
Issuance of common stock under Employee
        Stock Purchase Plans                                 245,129          42,056         245,129
Stock issued in connection with UMI acquisition              975,000         152,424         975,000
Shares surrendered in exchange for the recording
        of payroll tax liabilities                            (7,534)           (861)         (7,534)
Shares surrendered in exchange for the exercise
        of stock options                                     (31,500)         (3,600)        (31,500)
                                                        ------------    ------------    ------------    ------------    ------------
BALANCE, DECEMBER 31, 1997                                25,802,149       7,395,091      17,178,971        (490,591)      9,113,769

Comprehensive income:
        Net income                                         2,451,159                                                       2,451,159
        Foreign currency translation adjustment              218,937                                         218,937
                                                        ------------    ------------    ------------    ------------    ------------
Comprehensive income                                       2,670,096
Tax benefit attributable to appreciation of
        common stock options exercised                        33,398                          33,398
Issuance of common stock for cash                             81,850          13,819          81,850
Issuance of common stock under Employee
        Stock Purchase Plans                                 267,549          52,425         267,549
Options and warrants exercised                               370,914          64,840         370,914
Shares surrendered in exchange for the
        exercise of stock options                           (139,588)        (17,261)       (139,588)
                                                        ------------    ------------    ------------    ------------    ------------
BALANCE, DECEMBER 31, 1998                              $ 29,086,368       7,508,914    $ 17,793,094    $   (271,654)   $ 11,564,928
                                                        ------------    ------------    ------------    ------------    ------------

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                                                        1998           1997          1996
                                                                                   -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income                                                                 $ 2,451,159    $   797,532    $ 2,162,608
                                                                                   -----------    -----------    -----------
        Adjustments to reconcile net income to net cash
                provided by operating activities:
                Depreciation and amortization                                        2,923,484      2,796,425      2,497,850
                Losses on sales and abandonment of
                        property and equipment                                          46,897         11,245          6,867
                Amortization of deferred credits                                      (114,607)       (91,155)       (73,619)
                Deferred income taxes                                                  435,489        (22,951)       162,475
                Tax benefit attributable to appreciation of
                        common stock options exercised                                  33,398        222,887         65,679
                Minority interest in income of subsidiary                              151,808         33,003        190,113
                Changes in operating assets and liabilities, net of effects from purchase of UMI:
                        Trade receivables                                             (837,042)    (2,220,364)      (651,119)
                        Employee and related party receivables                        (184,182)        38,613         35,841
                        Irish Development Agency grant receivable                      549,443       (330,997)       142,637
                        Inventories                                                 (3,250,303)       (79,236)    (1,695,565)
                        Prepaid expenses and other assets                              (97,865)       (19,436)      (115,409)
                        Deposits and other                                             (27,606)       122,565       (122,193)
                        Trade payables                                                 134,984            872        381,188
                        Accrued expenses                                              (358,201)       133,378        526,563
                        Advances from employees                                         (7,155)       (26,662)        55,044
                        Income taxes payable                                          (174,973)       353,789       (113,879)
                                                                                   -----------    -----------    -----------
                                Total adjustments                                     (776,431)       921,976      1,292,473
                                                                                   -----------    -----------    -----------
                                Net cash provided by operating activities            1,674,728      1,719,508      3,455,081
                                                                                   -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Capital expenditures for:
                Property and equipment                                              (4,138,219)    (1,046,890)    (2,736,477)
                Intangible assets                                                     (522,671)      (521,270)      (486,414)
                UMI acquisition                                                        (70,486)
        Proceeds from the sale of property and equipment                               584,688         22,645         41,156
                                                                                   -----------    -----------    -----------
                                Net cash used in investing activities               (4,076,202)    (1,616,001)    (3,181,735)
                                                                                   -----------    -----------    -----------


                                                                     (Continued)

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                                                    1998           1997            1996
                                                                                 -----------    -----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Net proceeds from (payments on) line of credit                           $ 3,009,880    $    90,854    $(1,337,666)
        Proceeds from:
                Issuance of common stock                                             580,725      1,835,143      1,031,031
                Long-term debt                                                       677,802      2,200,000
        Principal payments on:
                Long-term debt                                                    (2,172,753)    (1,764,343)    (1,068,415)
                Deferred credits                                                     (37,899)       (74,917)       (69,467)
                                                                                 -----------    -----------    ------------
                        Net cash provided by financing activities                  2,057,755         86,737        755,483
                                                                                 -----------    -----------    ------------
EFFECT OF EXCHANGE RATES ON CASH                                                     218,937       (476,502)       (36,720)
                                                                                 -----------    -----------    ------------
NET INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS                                                            (124,782)      (286,258)       992,109

CASH AND CASH EQUIVALENTS
        AT BEGINNING OF YEAR                                                         976,692      1,262,950        270,841
                                                                                 -----------    -----------    ------------
CASH AND CASH EQUIVALENTS
        AT END OF YEAR                                                           $   851,910    $   976,692    $ 1,262,950
                                                                                 -----------    -----------    ------------
SUPPLEMENTAL DISCLOSURES OF CASH
        FLOW INFORMATION - Cash paid during the year for:
                Interest (including capitalized interest
                of $93,142, $109,701, and $177,133 during
                1998, 1997, and 1996, respectively)                              $   995,417    $   782,676    $   761,430
                                                                                 -----------    -----------    ------------
                Income taxes                                                     $ 1,393,465    $   591,192    $ 1,163,156
                                                                                 -----------    -----------    ------------

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

* During 1998, 1997, and 1996, the Company entered into capital lease obligations and notes payable for $867,629, $1,270,259, and $2,522,076, respectively, for manufacturing equipment.
* In connection with the sale in 1998 of the Company's manufacturing facility in Castlerea, Ireland, the buyer assumed debt of the Company in the amount of $258,275.
* During 1997, options to purchase 861 shares of the Company's common stock were surrendered in exchange for the Company's recording of payroll tax liabilities in the amount of $7,534.
* During 1998 and 1997, 17,261 and 3,600 shares of Company common stock with a value of $139,588 and $31,500 were surrendered in exchange for the exercise of stock options.
* During 1997, the Company acquired UMI for 152,424 shares of Company restricted common stock. In connection with this acquisition, the Company recorded the following as of the acquisition date:

Assets acquired                                               $  863,198
Cost in excess of fair market value                              182,288
                                                              ----------
Total purchase price                                          $1,045,486
                                                              ----------
See notes to consolidated financial statements.                      (Concluded)

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

1.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Merit Medical Systems, Inc. (Merit) and its wholly-owned subsidiaries, Merit Holdings, Inc. (MHI), and Merit Medical International, Inc.
(MMI), and Merit's majority-owned subsidiary, Sentir, Inc. (Sentir), (collectively, the Company) develop, manufacture, and market disposable medical products primarily for use in the diagnosis and treatment of cardiovascular disease which is considered to be one segment line of business. The Company manufactures its products in plants located in the United States and, beginning in 1997, in Ireland. The Company has export sales to dealers and has direct sales forces in the United States, Canada, and Western Europe (see Note 8).

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

Long-lived Assets - Impairment of long-lived assets is determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and of Long-lived Assets to be Disposed Of," which was adopted on January 1, 1996. There were no impairments as of December 31, 1998 or 1997.

Property  and   Equipment  -  Property  and  equipment  are  recorded  at  cost.
Depreciation and amortization are computed using the straight-line method over estimated useful lives as follows:

        Building                                             30 years
        Automobiles                                           4 years
        Manufacturing  equipment                        5 to 10 years
        Furniture  and  fixtures                        3 to 10 years
        Leasehold improvements                          4 to 25 years

Intangible Assets - Costs associated with obtaining patents, issued and pending, and trademarks have been capitalized and are amortized over the patent or trademark period or charged to expense if not approved. Costs associated with obtaining customer lists are amortized over two years.

Earnings per Common Share - Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share", and retroactively restated its earnings per share for 1996, to conform with the statement. Accordingly, net income per common share is computed by both the basic method, which uses the weighted average number of the Company's common shares outstanding, and the diluted method, which includes the dilutive common shares from stock options and warrants, as calculated using the treasury stock method. The amounts of such options and warrants are not significant and, accordingly, the Company's basic and diluted earnings per share are the same.

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

Notes to Consolidated Financial Statements

Statements of Cash Flows - For purposes of the statements of cash flows, the Company considers interest bearing deposits with an original maturity date of three months or less to be cash equivalents.

Foreign  Currency  Translation  Adjustment  - The  financial  statements  of the
Company's foreign subsidiaries are measured using local currencies as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange and results of operations are translated at average rates for the year. Gains and losses resulting from these translations are included in accumulated other comprehensive income or loss as a separate component of stockholders' equity.

Comprehensive Income (Loss) - Effective January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, and reclassified comprehensive loss for 1997 and 1996 to conform with SFAS No. 130. This statement requires the Company to display an amount representing total comprehensive income or loss for each period. Accumulated other comprehensive loss consists entirely of foreign currency translation adjustments.

2.      ACQUISITION OF UNIVERSAL MEDICAL INSTRUMENT CORPORATION

On January 31, 1997, the Company acquired certain assets of Universal Medical Instrument Corporation (UMI) in exchange for 152,424 shares of the Company's restricted common stock. UMI is a privately held company located in Saratoga County, New York.

The Company's acquisition of UMI's assets was accounted for as a purchase and, accordingly, the results of operations of UMI are included in the Company's consolidated financial statements from the date of acquisition. The total purchase price, including related costs, was allocated to the assets acquired based on their fair values with the excess purchase price over the fair value of assets acquired of $182,288 being allocated to goodwill, which is being amortized over 12 years. The proforma financial information reflecting this transaction for 1996 has not been presented as it is not materially different from the Company's historical results.

3.      INVENTORIES

Inventories consist of the following at December 31, 1998 and 1997:

                                                      1998              1997
Finished goods                                   $  7,458,133      $  6,261,203
Work-in-process                                     1,954,696         2,459,081
Raw materials                                       8,981,007         6,481,714
Less reserve for obsolete inventory                  (608,093)         (666,558)
                                                 -------------     -------------
Total                                            $ 17,785,743      $ 14,535,440
                                                 -------------     -------------

4.      INCOME TAXES

Deferred income tax assets and liabilities at December 31, 1998 and 1997 consist of the following temporary differences and carryforward items:

                                                       Current               Long-Term
                                                --------------------      -----------------
                                                  1998         1997       1998         1997
Deferred income tax assets:
        Allowance for uncollectible
                accounts receivable             $ 79,809    $ 70,535
        Accrued compensation expense             126,603     124,997
        Tax credits                               79,668      29,990    $ 24,681
        Inventory capitalization for
                tax purposes                     116,574      82,411
        Inventory obsolescence reserve           210,026     181,729
        Net operating losses of
                subsidiaries                      70,000     256,645     368,690
        Other                                     56,915      36,128      72,713
                                                 -------     -------     -------     -------
Total deferred income tax assets                 739,595     782,435     466,084

Notes to Consolidated Financial Statements

                                                       Current                      Long-Term
                                            -----------------------------   --------------------------
                                                 1998           1997          1998            1997
Deferred income tax liabilities -
        differences between tax basis
        and financial reporting basis
        of property and equipment                                          (1,741,735)   $  (883,002)
                                            -----------    -----------    -----------    -----------
Net                                         $   739,595    $   782,435    $(1,275,651)   $  (883,002)
                                            -----------    -----------    -----------    -----------

Income tax expense for the years ended December 31, 1998, 1997, and 1996 differs from amounts computed by applying the statutory Federal rate to pretax income as follows:

                                                             1998            1997          1996
Computed Federal income tax expense at
        statutory rate of 35%                            $ 1,501,621    $   621,431    $ 1,270,553
State income taxes                                           186,948        124,878        231,126
Creation of tax credits (133,529)                           (164,319)       (61,435)
Tax benefit of foreign sales corporation                     (96,808)      (106,574)       (85,614)
Losses of subsidiaries recorded at
        foreign rates                                        183,622        496,685        289,594
Change in deferred income tax asset valuation
        allowance                                                                         (353,710)
Other - including the effect of graduated rates               45,525        (27,120)       (13,083)
                                                         -----------    -----------    -----------
Total income tax expense                                 $ 1,687,379    $   944,981    $ 1,277,431
                                                         -----------    -----------    -----------
Consisting of:
        Current                                          $ 1,251,890    $   967,932    $ 1,114,956
        Deferred                                             435,489        (22,951)       162,475
                                                         -----------    -----------    -----------
Total                                                    $ 1,687,379    $   944,981    $ 1,277,431
                                                         ===========    ===========    ===========

5.      LINE OF CREDIT AND LONG-TERM DEBT

Line of Credit - As of December 31, 1998, the Company had a line of credit for $10,500,000. The credit line is collateralized by trade receivables, inventories, property and equipment, and intangible assets and accrues interest at the bank's prime rate. Under the terms of the line, among other things, the Company is required to maintain positive earnings for each fiscal quarter during the term of the loan, maintain a ratio of total liabilities to tangible net worth not to exceed 1.1 to 1.0, maintain a ratio of current assets to current liabilities of at least 1.5 to 1.0, maintain minimum working capital of $9,000,000, and is restricted from paying dividends to shareholders. As of December 31, 1998 and 1997, the Company owed $7,634,607 and $4,624,727, respectively, under this line of credit.

Long-term Debt - Long-term debt consists of the following at December 31, 1998 and 1997:


Notes payable to financial institutions;
payable in monthly  installments through
2004,   including   interest   at  rates             1998         1997
ranging     from    6.5%    to    9.34%;
collateralized by equipment                       $4,699,219   $4,777,090

Capital lease obligations (see Note 6)               498,586      939,528
                                                  ----------   ----------
Total                                              5,197,805    5,716,618
Less current portion                               1,808,970    1,802,932
                                                  ----------   ----------
Long-term portion                                 $3,388,835   $3,913,686
                                                  ==========   ==========

Notes to Consolidated Financial Statements

Scheduled maturities of long-term debt at December 31, 1998 are as follows:

Year ending December 31:
        1999                                            $1,808,970
        2000                                             1,731,877
        2001                                               855,406
        2002                                               433,835
        2003                                               293,723
        Thereafter                                          73,994
                                                        ----------
Total                                                   $5,197,805
                                                        ----------

6.      COMMITMENTS AND CONTINGENCIES

Leases - The Company has noncancelable operating lease agreements for off-site office and production facilities and equipment. The leases for the off-site office and production facilities are for 5 years and have renewal options of one to five years. The Company subleased these facilities during 1997 and 1996. Total rental income from these subleases for the years ended December 31, 1997 and 1996 was approximately $97,000 and $153,000, respectively. Total rental expense on these operating leases and on the Company's new manufacturing and office building (see below) for the years ended December 31, 1998, 1997, and 1996 approximated $3,293,000, $2,783,000, and $2,448,000, respectively.

In June 1993, the Company entered into a 25 year lease agreement with a developer for a new manufacturing and office building. Under the agreement, the Company was granted an option to purchase the building at fair market value after 10 years and, if not exercised, after 25 years. In connection with this lease agreement, the Company in 1993 sold to the developer 10 acres of land on which the building was constructed. The $166,136 gain on the sale of the land has been recorded as a deferred credit and is being amortized as a reduction of rent expense over ten years. During 1998, 1997, and 1996, $16,614, $16,614, and $16,614, respectively, of this deferred credit was amortized as a reduction of rent expense. In connection with the lease agreement, the Company issued to the developer warrants to purchase 155,461 shares of the Company's common stock at $4.95 per share subject to carrying cost increases of 3% per year ($5.41 as of December 31, 1998). The warrants expire in 2005.

The Company leases certain manufacturing and office equipment under long-term capital lease agreements. Capital leases are collateralized by equipment approximating $967,000 and $1,607,000 with accumulated amortization of approximately $200,000 and $296,000 as of December 31, 1998 and 1997, respectively.

The future minimum lease payments, together with the present value of the net minimum lease payments as of December 31, 1998, are as follows:

                                           Operating          Capital
                                            Leases            Leases
Year ending December 31:
1999                                     $ 3,028,407       $   198,377
2000                                       2,517,374           183,845
2001                                       1,847,510           179,202
2002                                       1,634,483
2003                                       1,479,152
Thereafter                                22,870,967
                                        ------------       ------------
Total minimum lease payments            $ 33,377,893           561,424
                                        ============       ============
Less amount representing interest and executory costs          (62,838)
                                                           ------------
Present value of net minimum lease payments (see Note 5)   $   498,586
                                                           ============

Notes to Consolidated Financial Statements

Irish Government Development Agency Grants - Through December 31, 1998, the Company has entered into several grant agreements with the Irish Government Development Agency of which $198,445 and $747,888 remained in receivables at December 31, 1998 and 1997, respectively. The grant agreements reimburse the Company for a portion of the cost of property and equipment purchased in Ireland, specific research and development projects in Ireland, and costs of hiring and training employees located in Ireland. The Company has recorded the grants related to research and development projects and costs of hiring and training employees as a reduction of operating expenses in 1998, 1997, and 1996 in the amounts of $164,423, $146,476, and $230,654, respectively. Grants related to the acquisition of property and equipment purchased in Ireland are recorded as deferred credits and are amortized to income over lives corresponding to the depreciable lives of such property. During 1998, 1997, and 1996, $97,993, $74,541, and $57,005, respectively, of the deferred credit was amortized as a reduction of operating expenses.

Preferred Share Purchase Rights - In August 1997, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock which entitles the holder of a Right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $40 in the event a person or group acquires or announces an intention to acquire 15% or more of the Company's common stock. Until such an event, the Rights are not exercisable and are transferable with the common stock and may be redeemed at a price of $.0001 per Right.

Litigation - Bennett vs. Merit Medical Systems, Inc., et. - On February 4, 1994, an action was filed in the Third District Court of Salt Lake County, State of Utah by an individual claiming to be a shareholder of the Company and naming the Company, Fred P. Lampropoulos, President of the Company, and Sentir, a company founded by Mr. Lampropoulos, as defendants. The claims against the Company were subsequently dismissed. The complaint also asserted claims on behalf of the Company (derivative claims) against Mr. Lampropoulos and Sentir, alleging breach of fiduciary duty and the improper taking of a corporate opportunity in connection with the formation of Sentir. The relief sought in connection with the derivative claims included disgorgement, costs, and attorneys' fees. The Company appointed an independent Special Litigation Committee of the Board to determine the Company's course of action on the derivative claims which engaged counsel separate from the Company's usual counsel for purposes of the derivative claims. On November 7, 1995, pursuant to a Motion filed on behalf of the Company's Special Litigation Committee, the Court made a minute entry granting the Motion to Dismiss the derivative claims, without prejudice. On November 4, 1996, the Special Litigation Committee delivered its report essentially concluding that the derivative claims were not well founded. Nevertheless, on November 22, 1996, the plaintiff refiled only the derivative claims in the Third District Court of Salt Lake County, State of Utah and on January 22, 1997, a Motion to dismiss was filed on behalf of the Company, seeking to terminate the litigation and asserting that the report of the Special Litigation Committee is entitled to deference under the law. The motion to dismiss was granted by the court, and judgment was entered on September 21, 1998. The plaintiff has appealed the judgment and the appeal is still pending.

7.      EMPLOYEE STOCK PURCHASE PLAN AND STOCK OPTIONS AND WARRANTS

The Company offers to its employees an Employee Stock Purchase Plan which allows the employee on a quarterly basis to purchase shares of the Company's common stock at the lesser of 85% of the market value on the offering commencement date or offering termination date. The total number of shares available to employees to purchase under this plan is 250,000 of which 106,419 have been purchased as of December 31, 1998.

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

Changes in stock options and warrants for the years ended December 31, 1998, 1997, and 1996 are as follows:

Notes to Consolidated Financial Statements

                                                    Options                       Warrants
                                           -------------------------      -------------------------
                                                            Weighted                     Weighted
                                                           Average or                   Average or
                                                            Range of                     Range of
                                                            Exercise                     Exercise
                                              Shares          Price       Shares          Price
1998:
        Granted                              203,500       $   6.41
        Exercised                             64,840           5.80
        Forfeited/expired                     47,990           6.41
        Outstanding at December 31         1,147,770           7.02      155,461       $   5.41
        Exercisable                          486,230           7.45      155,461           5.41

Weighted average fair value of
        options and warrants granted
        during year                                        $   3.14

Weighted average fair value of
        shares issued under Employee
        Stock Purchase Plan                                $   0.90

1997:
        Granted                              522,700       $   6.65
        Exercised                            227,200           5.80
        Forfeited/expired                     43,100           7.19       60,000       $   7.65
        Outstanding at December 31         1,057,100           7.04      155,461           5.25
        Exercisable                          315,100           7.48      155,461           5.25

Weighted average fair value of
        options and warrants granted
        during year                                        $   3.33

Weighted average fair value of
        shares issued under Employee
        Stock Purchase Plan                                $   1.03

1996:
        Granted                              340,000       $   8.19          517       $   6.83
        Exercised                             84,850           6.08       19,267           6.65
        Forfeited/expired                     43,750           6.02
        Outstanding at December 31           804,700           6.96      215,461           5.85
        Exercisable                          364,600           6.64      215,461           5.85

Weighted average fair value of
        options and warrants granted
        during year                                        $   4.50

Weighted average fair value of
        shares issued under Employee
        Stock Purchase Plan                                $   1.16

Notes to Consolidated Financial Statements

The following table summarizes information about stock options and warrants outstanding at December 31, 1998:

                                                                Options and Warrants
           Options and Warrants Outstanding                         Exercisable
---------------------------------------------------------   --------------------------
                                   Weighted
                                    Average
                                   Remaining     Weighted                   Weighted
   Range of                       Contractual    Average                     Average
   Exercise            Number        Life        Exercise      Number       Exercise
    Prices          Outstanding   (in years)      Price     Exercisable      Price

Options:

$4.87 to $7.25        635,770       3.29       $   6.13       213,430       $   6.25
$7.50 to $10.63       512,000       3.21           8.13       272,800           8.40

Warrants:

$5.41                 155,461        6.0       $   5.41       155,461          $5.41

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

                                        1998             1997               1996
Net income:
        As reported               $    2,451,159    $    797,532    $    2,162,608
        Pro forma                      1,840,182         385,340         1,753,765

Net income per common (both basic
and diluted) share:
        As reported               $         0.33    $       0.11    $         0.31
        Pro forma                           0.25            0.05              0.25

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997, and 1996, dividend yield of 0%; expected volatility of 55.2%, 57.5%, and 55% for 1998, 1997, and 1996,
respectively; risk-free interest rates ranging from 4.58% to 7.36%; and expected lives ranging from 2.8 to 4.5 years.

8.      SEGMENT REPORTING AND FOREIGN OPERATIONS

During the years ended December 31, 1998, 1997, and 1996, the Company had sales of approximately $15,198,000, $13,722,000, and $11,900,000 or approximately 22%,
23%, and 24%, respectively, of total sales primarily in Japan, Germany, France, and United Kingdom.

The Company operates primarily in one segment in which it develops, manufactures, and markets disposable medical products, principally for use in the diagnosis and treatment of cardiovascular disease. Major operations outside the United States include a leased manufacturing and distribution facility in Ireland and sales subsidiaries in Europe. The following is a summary of the Company's foreign operations by geographic area for fiscal years 1998, 1997, and 1996:

Notes to Consolidated Financial Statements

                                                                  Transfers
                                                Sales to           Between                               Net
                                              Unaffiliated        Geographic                            Income         Identifiable
                                                Customers           Areas             Revenue           (Loss)            Assets
Fiscal  year ended December 31, 1998:
        United States, Canada, and
                international distributors     $ 60,407,019      $  1,386,073      $ 61,793,092      $  3,373,280      $ 41,477,669
        Europe direct                             7,970,338         2,546,099        10,516,437          (593,677)        9,117,117
        Eliminations                                               (3,932,172)       (3,932,172)         (328,444)
                                               ------------      ------------      ------------      ------------      ------------
Consolidated                                   $ 68,377,357              None      $ 68,377,357      $  2,451,159      $ 50,594,786
                                               ============      ============      ============      ============      ============
Fiscal  year ended December 31, 1997:
        United States, Canada, and
                international distributors     $ 54,226,210      $    860,482      $ 55,086,692      $  2,774,516      $ 36,584,122
        Europe direct                             6,352,801           838,219         7,191,020        (2,110,415)        8,685,556
        Eliminations                                               (1,698,701)       (1,698,701)          133,431
                                               ------------      ------------      ------------      ------------      ------------
Consolidated                                   $ 60,579,011              None      $ 60,579,011      $    797,532      $ 45,269,678
                                               ============      ============      ============      ============      ============
Fiscal year ended
        December 31, 1996:
        United States, Canada, and
                international distributors     $ 45,106,815      $  1,212,962      $ 46,319,777      $  3,315,534      $ 34,013,025
        Europe direct                             5,348,951            89,081         5,438,032        (1,029,204)        7,705,528
        Eliminations                                               (1,302,043)       (1,302,043)         (123,722)
                                               ------------      ------------      ------------      ------------      ------------
Consolidated                                   $ 50,455,766              None      $ 50,455,766      $  2,162,608      $ 41,718,553
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

9.      RELATED PARTY TRANSACTIONS

Receivables from employees at December 31, 1998 and 1997 totaled approximately $384,000 and $245,000, respectively, (including approximately $249,000 and $120,000, respectively, from officers of the Company).

10.     ROYALTY AGREEMENT

On April 8, 1992, the Company settled litigation involving, among other things, allegations that certain of the Company's inflation device products infringed patents issued to another medical product manufacturing company (the Licensor).

Pursuant to the settlement, the Company entered into a license agreement with the Licensor, whereby the Licensor granted to the Company a nonexclusive right and license to manufacture and sell products which are subject to the patents issued to the Licensor. For the rights and license granted under the agreement, the Company paid the Licensor a nonrefundable prepaid royalty in the amount of $600,000. The royalty was paid upon execution of the agreement and represents a prepaid royalty covering the first seven years of the agreement. In addition to the prepaid royalty, the Company agreed to pay the Licensor a continuing royalty beginning January 1, 1992 of 5.75% of sales (which will not exceed $450,000 for any calendar year) made in the United States, of products covered by the license agreement. Royalties of $450,000 were paid or accrued in each of the years ended December 31, 1998, 1997, and 1996.

Notes to Consolidated Financial Statements

11.     EMPLOYEE BENEFIT PLAN

The Company has a contributory 401(k) savings and profit sharing plan (the Plan) covering all full-time employees who are at least 21 years of age and have a minimum of one year of service to the Company. The Company may contribute at its discretion matching contributions up to 2.25% of the employees' compensation. Additional employer contributions are determined at the discretion of the Board of Directors. Contributions made by the Company to the Plan for the years ended December 31, 1998, 1997, and 1996 totaled approximately $18,000, $223,000, and $227,000, respectively.

The Plan purchased unissued shares of the Company's common stock at market value during each of the three years ended December 31, 1998 as follows:
                                                     Market
                                        Shares       Value
Years ended December 31:
1998                                    13,819     $ 81,850
1997                                    35,582      273,202
1996                                    39,996      309,370

12.     RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an enterprise recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Management believes the adoption of SFAS No. 133 will not have a material impact on the Company's financial position or results of operations.

--------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Merit Medical Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Merit Medical Systems, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Merit Medical Systems, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

March 16, 1999

EXECUTIVE OFFICERS

Fred P. Lampropoulos
Chairman, President/Chief Executive Officer

Kent W. Stanger
Secretary-Treasurer, Chief Financial Officer

Leigh Weintraub
Chief Operating Officer

Brian L. Ferrand
Vice President, Sales

BOARD OF DIRECTORS

Fred P. Lampropoulos
Chairman, President/Chief Executive Officer

Kent W. Stanger
Secretary-Treasurer, Chief Financial Officer

Rex C. Bean, Private Investor
Ogden, Utah

Richard W. Edelman, Senior Vice President
Southwest Securities
Dallas, Texas

James J. Ellis, Managing Partner
Ellis/Rosier & Associates
Dallas, Texas

Michael E. Stillabower, M.D.
Chief, Cardiology, Christiana Care Health Systems;
Member, Cardiology Consultants PA
Wilmington, Delaware

CORPORATE OFFICES
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095
(801) 253-1600

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
Salt Lake City, Utah

LEGAL COUNSEL
Parr Waddoups Brown Gee & Loveless
Securities/General Counsel
Workman, Nydegger & Jensen
Patent Counsel

FORM 10-K

Merit Medical Systems, Inc. filed an annual report on Form 10-K with the Securities and Exchange Commission for the fiscal year ended December 31, 1998. A copy may be obtained by written request from Kent W. Stanger, Secretary, at the Company's offices.

ANNUAL MEETING
All shareholders are invited to attend our Annual Meeting on Wednesday, May 26, 1999 at 3:00 p.m. at the Company's corporate offices in South Jordan, Utah.

STOCK TRANSFER AGENT/REGISTRAR
Zions First National Bank
Stock Transfer Department
P. O. Box 30880
Salt Lake City, Utah 84130

PRIMARY MARKET MAKERS
Herzog, Heine, Geduld, Inc.     Wien Securities Corp.
Piper Jaffray Cos., Inc.        Wilson-Davis & Co., Inc.
Knight Securities L.P.          Olsen Payne & Company
Sherwood Securities, Inc.       Ernst & Company
Mayer & Schweitzer, Inc.        The Brass Utility, L.L.C.
Dain Rauscher, Inc.             Island System Corporation
Instinet Corporation

MARKET INFORMATION
The Company's common stock is traded on the NASDAQ National Market System under the symbol "MMSI." As of December 31, 1998, there were 7,508,914 shares of common stock outstanding. The following chart sets forth the high and low closing sale prices for the Company's common stock for the last two years:

                                 High          Low
1998
First Quarter                   $7.63         $5.50
Second Quarter                   9.13          6.25
Third Quarter                    9.00          5.50
Fourth Quarter                   9.00          7.00

1997
First Quarter                  $10.25         $7.25
Second Quarter                   8.25          6.63
Third Quarter                    7.63          6.50
Fourth Quarter                   8.75          5.50

As of March 27, 1999, the company had approximately 300 shareholders of record, not including shareholders whose shares are held in securities position listings.

The Company has never declared or paid any cash dividends on its common stock. The Company intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

INVESTOR RELATIONS CONTACT
Nancy Schultz, Director, Corporate Communications
(801) 253-1600

FOR MORE INFORMATION, CONTACT
Kent W. Stanger, Chief Financial Officer
Merit Medical Systems, Inc.
(801) 253-1600

DISCLOSURE REGARDING FORWARD -LOOKING STATEMENTS

          This Form 10-K Report include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "Forward-Looking Statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, Forward-Looking Statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. Although the Company believes that the expectations reflected in the Forward-Looking Statements contained herein are reasonable, there can be no assurance that such expectations or any of the ForwardLooking Statements will prove to be correct, and actual results could differ materially from those projected or assumed in the Forward-Looking Statements. Future financial condition and results of operations, as well as any Forward- Looking Statements are subject to inherent risks and uncertainties, including market acceptance of the Company's products, potential product recalls, delays in obtaining regulatory approvals, cost increases, price and product competition, availability of labor and material, foreign currency fluctuations, changes in health care markets related to health care reform initiatives and other factors referred to in the Company's press releases and reports filed with the Securities and Exchange Commission. All subsequent Forward-Looking Statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.