Form 10-K, Exhibit 13
period 1999-12-31
MERIT MEDICAL SYSTEMS INC
filed 2000-03-30
CIK 856982

Exhibit 13.1

ANNUAL REPORT

Merit Medical Systems, Inc.

TABLE OF CONTENTS

LETTER FROM THE PRESIDENT                                             1

PRODUCTS & TECHNOLOGY                                                 4

SELECTED FINANCIAL DATA                                              17

MANAGEMENT'S DISCUSSION & ANALYSIS                                   18

FINANCIAL INFORMATION                                                21

CORPORATE INFORMATION                                                39

                                                                     Year Ended December 31,
                                     --------------------------------------------------------------------------------------
                                               1999              1998            1997              1996             1995
                                     --------------------------------------------------------------------------------------
Operating Data:
Sales                                   $77,959,576       $68,377,357     $60,579,011       $50,455,766      $42,587,284
Gross profit                             30,041,761        25,943,484      22,812,895        21,136,149       17,599,286
Income before taxes                       4,761,429         4,290,346       1,775,516         3,630,152        2,000,695
Net income                                3,225,590         2,451,159         797,532         2,162,608        1,221,237
Net income per share                          $0.43             $0.33           $0.11             $0.31            $0.18
Weighted average
     shares outstanding                   7,565,673         7,488,225       7,369,668         7,051,911        6,851,164

Balance Sheet Data:
Working capital                         $33,933,698       $15,779,725     $14,737,971       $12,761,211     $  9,518,971
Total assets                             72,360,469        50,664,786      45,269,678        41,718,553       34,503,858
Long-term debt                           27,817,308         3,388,835       3,913,686         4,822,126        1,778,953
Stockholders' equity                    $32,690,136       $29,086,368     $25,802,149       $22,487,123      $19,264,525

ABOUT THE COVER

MERIT'S MBA HEMOSTASIS VALVE IS AN EXCELLENT EXAMPLE OF UTILIZING MERIT'S HIGHLY TECHNICAL PRO-ENGINEERING DESIGN CAPABILITY AND ITS EXPERTISE IN INJECTION MOLDING OF PLASTICS.

Corporate Headquarters
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah  84095
801-253-1600
www.merit.com

[PHOTO]

THE ACQUIRED TECHNOLOGY IN CATHETER MANUFACTURING HAS ENABLED MERIT TO
COMBINE THAT KNOW-HOW WITH ITS EXISTING CATHETER MANUFACTURING EXPERTISE TO DEVELOP NEW, DYNAMIC PRODUCTS, SOME OF WHICH WILL BE INTRODUCED LATER IN 2000.

PRESIDENT'S LETTER

Dear Fellow Shareholders:

       In many ways, 1999 has proven to be one of the most rewarding years in Merit's history. Your company achieved record sales and earnings again this year and brought its revenues to a new benchmark of over $75 million. In addition, Merit introduced over 14 new products, as well as a line of catheters, guide wires and other products acquired in August. Also introduced last year were several versions of Merit's Fountain-TM- Infusion Catheter, the MBA Hemostasis Valve which greatly reduces blood loss in interventional procedures, and the Inject8-TM- Coronary Control Syringe that is specifically designed for use with small catheters in coronary diagnostic and therapeutic procedures. All of these products are now contributing to the growth and success of your company.

       In August last year, Merit completed the acquisition of Mallinckrodt Inc.'s catheter-manufacturing unit. The products acquired consist of diagnostic and interventional catheters, diagnostic guide wires, guide catheters, introducer sheaths and needles. The products gained in this acquisition highly complement Merit's other products, which are necessary to perform diagnostic and therapeutic procedures both in cardiology and radiology. In 2000, this acquisition should contribute substantively to Merit's revenues. Additionally, this transaction has proven to be immediately profitable for Merit and, along with new product introductions, will be essential to Merit's bottom-line growth going forward.

       The acquired technology in catheter manufacturing has enabled Merit to combine that know-how with its existing expertise to develop new, dynamic products, some of which will be introduced later in 2000. These new devices will have proprietary features and will address niche markets in interventional radiology where little competition exists.

FINANCIAL PERFORMANCE

       Merit's total revenues for 1999 grew by 14 percent to $78.0 million and net income rose 32 percent to $3.2 million, or $0.43 per share, compared with $68.4 million in revenues and $2.5 million in net income, or $0.33 per share, for 1998. Margins improved from 37.9 percent in 1998 to 38.5 percent last year as a result of a product mix shift toward higher margin products.

       During the year, Merit focused to a greater degree on core market niches where new, higher margin products have been introduced. Merit's products not sold in kits, or stand-alone devices, grew by 35 percent including the new catheter lines,

MERIT'S RECORD SALES AND EARNINGS ARE A RESULT OF SEVERAL DYNAMIC CHANGES THAT MERIT HAS BEEN IMPLEMENTING OVER THE LAST SEVERAL YEARS.

the Fountain Infusion Catheter, the MBA Hemostasis Valve and pressure sensors. Sales from custom kits grew by 5 percent, while sales of inflation devices grew 6 percent.

GROWTH STRATEGY

       For the second consecutive year, Merit Medical produced record sales and earnings. Several dynamic changes are being implemented to facilitate our growth strategy. For example, there has been very little change in Merit's domestic sales force over the last five years. In 1999 the decision was made to increase the number of representatives from about 40 to about 60 over the next 18 months, in order to accommodate the additional 1100 catalog items that were added with the catheter acquisition from Mallinckrodt. This action should result in more focused sales calls and higher market penetration.

       In 1997 a manufacturing facility was built in Ireland to better address the needs of Merit's overseas customers. The Ireland manufacturing facility has resulted in a research and development technology center and a low-cost manufacturing environment, both of which continue to benefit the Company in terms of new product development and tax reductions. Last year customer service and distribution of those products was moved to Maastricht, The Netherlands, generating better efficiencies to customers and reducing shipping costs, as well as creating room for expansion in the Ireland facility.

       In 1995 Merit formed its European sales force. One of the founders of our company, Ms. Darla Gill, recently has been retained to live in Europe and bring her considerable marketing and organizational skills to bear on the sales team. We feel that with this new leadership strategy, effective at the beginning of 2000, the European operation will become more effective.

LOOKING AHEAD

       The investments have been made and the pieces are in place to support Merit's plans for expansion. There are more opportunities for growth now than ever before in Merit's history. Small, developing companies may have difficulty bringing an exciting new product to market, while other, larger companies evolve and divest portions of their businesses. These situations create considerable opportunities for Merit to forge its own destiny.

[PHOTO]

THERE ARE MORE POSSIBILITIES FOR GROWTH NOW THAN EVER BEFORE, CREATING MANY CONSIDERABLE OPPORTUNITIES FOR MERIT TO FORGE ITS OWN DESTINY.

       Acquiring products, services and know-how allows us to participate in emerging and growth markets such as spinal injections and discography, where it is thought there are potentially one million procedures per year, and interventional cardiology and radiology niches with new product ideas that would be less productive for larger companies to develop. In the spinal markets, Merit is responding to both increased demand from spinal surgeons for its IntelliSystem-Registered Trademark- and Monarch-Registered Trademark- pressure-controlled injection systems, and also to an increase in interest from spinal product OEM customers. The Company is pursuing the possibility for other opportunities in this emerging spinal market which could employ both existing and to-be-developed technology.

       In the interventional cardiology and radiology niches, Merit currently has approximately 15 new products in the development pipeline which should emerge this year. Some of these products are a direct result of the technology acquired from Mallinckrodt last summer. These new catheter products address market niches ranging in size from $20 million to $75 million annually worldwide. Merit's expertise in developing proprietary products with added features and benefits should allow the Company to gain substantial market share in these niches.

       We enter 2000 with the necessary ingredients to move Merit forward into the next century: a clearly focused market strategy, a strong product pipeline that complements our existing leadership positions in cardiology and radiology niches, and a wonderfully dedicated group of very talented employees. We still face considerable hurdles, some of which are to reduce inventories of existing products that will necessitate making some adjustments, as well as to become more efficient and streamlined in both our manufacturing operations and our overall organization. Merit may find it desirable in the future to take advantage of some growth opportunities which may result in adjustments for short periods of time, but which we believe will fare well in the longer-term plans your management has for the growth of this company.

       We are grateful to all our employees for their tremendous contributions over the past year, and to you, our shareholders, for your continuing interest in and support of Merit Medical.

Best personal regards,

/s/ Fred P. Lampropoulos

Fred P. Lampropoulos
Chairman, President and CEO

PRODUCTS AND TECHNOLOGY










[PHOTO]

[PHOTO]

IN A CLINICAL SETTING, THE MBA HAS BEEN SHOWN TO GREATLY REDUCE THE NEED FOR PATIENTS TO BE GIVEN ADJUNCT TREATMENTS, MEDICATIONS OR REQUIRE TRANSFUSIONS FOLLOWING LENGTHY PROCEDURES, RESULTING IN COST SAVINGS AND PATIENT BENEFIT.

FEATURED PRODUCTS

MBA HEMOSTASIS VALVE

       Late in 1999 Merit introduced its new hemostasis valve, Merit's Bleedback Alternative-TM-, or MBA. At least 2.6 million interventional cardiology and radiology procedures worldwide annually use some type of hemostasis valve to prevent arterial bleeding during catheter insertion. Most hemostasis valves restrict blood flow after the catheter is inserted and the valve is manually closed. The MBA has a patented, double-valve system that results in virtually bloodless procedures while the valve is open during guide wire or catheter insertion and manipulation.

       In lengthy cases where several different types of wires and catheters must be exchanged through an open hemostasis valve, excessive arterial bleeding can occur, resulting in the need for prolonged patient recovery or a transfusion. In a clinical setting, the MBA has been shown to greatly reduce the need for patients to be given adjunct treatments, medications or transfusions following lengthy procedures, resulting in considerable cost savings and patient benefit. The MBA not only will protect the patient from blood loss but also will help the physicians and clinicians more safely deal with blood-borne pathogen issues. In addition, highly technical, interventional procedures require hemostasis valves with a larger lumen size to introduce their devices into a patient's vascular system. The MBA has a large inner lumen and can accommodate catheters up to 9 French size. Some other models accommodate devices to only 7 French size.

       The types of procedures in which the MBA might be used are both coronary and peripheral balloon angioplasty, coronary and peripheral stent placement, coronary atherectomies, rotational angioplasty, intravascular ultrasound and neurological procedures.

       The MBA is attached to a guiding catheter and manifold system, which governs the flow of fluids being used during the procedure. Once the Touhey valve wheel on the MBA is fully open, the interventional device or wire can then be placed through the seals of the MBA. Once in place through the guiding catheter, the interventional device or wire can be manipulated easily without having to open or close the MBA. To lock the interventional device or wire in place, the Touhey may be closed.

       Merit has received FDA clearance to market this device in the United States. In addition, the European CE Mark has been granted for sale of the MBA abroad. The MBA is a prime example of Merit's strategy to introduce proprietary, higher margin products to benefit both patients and clinicians.

[PHOTO]

[PHOTO]

THERE ARE APPROXIMATELY 8 MILLION ANGIOGRAMS PERFORMED EACH YEAR WORLDWIDE, WHICH REPRESENTS THE MOST ESSENTIAL DIAGNOSTIC TOOL IN THE MANAGEMENT OF PATIENTS WITH VASCULAR DISEASE.

DIAGNOSTIC CATHETERS

       Last year, Merit acquired from Mallinckrodt, Inc. a complete line of diagnostic catheters used to perform angiograms. The newly acquired catheters highly complement Merit's lines of existing disposable products and reflect the same point of sale to cardiologists and radiologists around the world. The acquisition of this new catheter line makes Merit a full-line supplier of cardiology and radiology products, giving hospitals and national buying groups a consolidated purchasing opportunity. In addition to the diagnostic catheters, Merit has acquired considerable technology that will enable it to design and fabricate new interventional catheter products. These new products, scheduled for introduction in 2000 and 2001, will offer new design features that should expand Merit's market participation in radiology markets worldwide.

       There are approximately 8 million diagnostic procedures, called angiograms, that are performed each year worldwide in both cardiology and radiology with an estimated market of $7 billion. These procedures involve an injection of radiopaque fluid, or contrast media, into a patient's coronary or peripheral blood vessels. A skilled physician can then determine the nature, severity and precise location of plaque deposits and blockages, in addition to other abnormalities. Angiography currently represents the most essential diagnostic tool in the management of patients with vascular disease.

       Angiography is performed in either a cardiac catheterization or radiology laboratory by using fluoroscopy. The physician inserts a long, thin diagnostic catheter through a sheath introducer inserted in the femoral artery or, less frequently, the brachial artery. Within the last decade, a newer insertion technique with access through the radial artery in the wrist has gained popularity because patients can be discharged from the hospital sooner.

       During an angiogram, the catheter is threaded through the vessel to the proper site within the patient's vascular system. At that point, a radiopaque dye, or contrast agent, is injected through the catheter to the site, where the dye is carried through the circulatory system and fluoro-type x-rays are taken. In the resulting two-dimensional, digital pictures, the dye "outlines" areas where plaque deposits on the inner walls of the arteries or other abnormalities are either limiting or blocking the flow of blood.

[PHOTO]

GUIDE WIRES ARE USED IN ABOUT 50 MILLION DIAGNOSTIC AND INTERVENTIONAL PROCEDURES ANNUALLY WORLDWIDE, WITH GUIDE WIRE SALES OF ABOUT $600 MILLION.

       Angiography catheters are primarily 4, 5 and 6 French diameters and 100cm in length. However, these devices can vary by configuration, tip size, and material in order to accommodate the site and nature of the procedure. Tip sizes range from 3.5 to 6 French. Nylon and polyethylene are the principal materials for these types of catheters. Multiple catheters may be used, with an average of 3, during a single cardiology procedure. List prices range from $15 to $45 each, with an average price of about $19.

DIAGNOSTIC GUIDE WIRES

       Complementing the diagnostic catheters purchased from Mallinckrodt in August 1999, Merit also purchased a line of diagnostic guide wires in the same transaction. Diagnostic guide wires have numerous applications. The term "diagnostic guide wire" implies that these wires are used only in diagnostic procedures when, in actuality, they are used with interventional procedures as well, such as drainage procedures, micropuncture procedures, and vascular access. These procedures total at least 50 million annually worldwide and represent a market estimated to be approximately $600 million in guide wire sales alone, with an average of 1.3 guide wires used per procedure.

       The clinical application will not always be vascular in nature. Guide wires are tools used to access virtually any area in the human body. Frequently, organs and body cavities are accessed with a needle directly through the skin (percutaneous). Ultimately, the guide wire will allow dilators, catheters, diagnostic and therapeutic devices to be directed and passed over the guide wire into the vasculature, organ or body cavity.

       Guide wires require a considerable amount of technical expertise to manufacture, which Merit has been developing over the last several years. The guide wires must have either a fixed or moveable core with an adjacent safety wire, and the core must be tapered. Some wires must have varied tip configurations to meet the needs of the physicians performing specific tasks. "J" tip configurations, when straightened, must be able to return to their original shape after manual straightening. The core wires are covered with pre-coated wire coils, which are welded in a smooth and atraumatic fashion. In addition, the wires must also be radiopaque for viewing under fluoroscopy.

[PHOTO]

THE INJECT8-TM- CORONARY CONTROL SYRINGE IS THE ONLY SYRINGE DESIGNED SPECIFICALLY TO ADDRESS THE NEEDS OF PHYSICIANS AND CLINICIANS IN
CATHETERIZATION LABORATORIES AROUND THE WORLD.

       Merit's guide wires are supremely complementary to the diagnostic and therapeutic catheters that it purchased last year from Mallinckrodt. For every diagnostic or therapeutic procedure in which one or more of Merit's catheters are used, at least one of Merit's guide wires could be used as well. It is Merit's goal in 2000 to continue to grow this product line and increase sales of its guide wires.

INJECT8-TM- CORONARY CONTROL SYRINGE

       The Inject8-TM- Coronary Control Syringe is the only 8ml syringe on the market and was introduced in December 1999 to be used primarily for coronary angiography and interventional procedures using a guiding catheter. There are over 3 million of these procedures worldwide each year. This unique syringe was specifically designed to address the needs of physicians and clinicians in catheterization laboratories around the world.

       The need for an 8ml syringe was not realized until physicians began performing procedures involving the use of smaller catheters-4 and 5 French sizes. With these smaller catheters, physicians must use either a 6ml or a 10ml-sized syringe, which injects either too little or too much contrast solution into the coronary vascular system. In addition, due to the way in which the syringes are designed, clinicians must exert considerable hand pressure on the plungers of these syringes in order to inject contrast into the vessels with enough force to produce a readable x-ray.

       Using too little contrast with a 6ml syringe results in the blood vessels not being displayed clearly during fluoroscopy, possibly jeopardizing the diagnosis. In addition, contrast solution is very expensive, and using a standard-sized syringe can yield excess contrast that must be thrown away.

       Merit's response to the changing market environment was to develop a unique syringe, the Inject8, which provides a solution to the problems clinicians were experiencing. The 8ml volume provides just enough contrast to sufficiently highlight the blood vessels. This has been shown to reduce hospital costs by hundreds or even thousands of dollars each year in hospitals that have large angiography case loads. In addition, the Inject8's unique design generates twice the pressure with 40% less force required, making it easier to use while minimizing hand fatigue.

       FDA clearance and European CE Mark authorizations were received earlier in 1999 during the Inject8 product development cycle. While this product was just recently introduced, sales have accelerated rapidly for the first quarter of 2000. One of Merit's higher-margin products, the Inject8 promises to be a favorite with hospital management and clinicians alike.

[PHOTO]

[PHOTO]

IN ADDITION TO WORLD-CLASS INJECTION AND INSERT MOLDING OF PLASTICS, MERIT HAS ALSO DEVELOPED THE CAPABILITIES TO MANUFACTURE WAFERS AND SEMICONDUCTOR FABRICATION; CATHETERS, INCLUDING LASER DRILLING AND TIPPING; GUIDE WIRES; NEEDLES; AND CUSTOM KITS.

MARKET ADAPTATION

       In the past ten years, Merit Medical has witnessed dramatic advances in the diagnosis and treatment of vascular-related diseases. With the aging population, last year almost 12 million procedures for vascular disease were performed worldwide, resulting in a market valued at over $13 billion annually. Progressive medical device manufacturers like Merit have adapted to the new clinical advances by providing differentiated, progressive products to help improve patient outcomes worldwide.

       Merit's products can be used in procedures such as percutaneous transluminal coronary angioplasty (PTCA), or placing a stent, which is a tiny, stainless steel mesh tube used to prop open the artery, as well as other interventional procedures and a wide range of diagnostic procedures. Merit is the world leader in sales of inflation devices, which inflate an angioplasty balloon or expand a stent for placement. Other procedures including diagnostic angiograms and thrombolysis procedures may use Merit's catheters, guide wires, fluid delivery systems and manifolds, waste management products, syringes, needles, and pressure monitoring systems.

ADVANCED TECHNOLOGY

       In 1988 Merit began its manufacturing process with a simple coronary control syringe with a "feels like glass" feature that soon became a market favorite. Since that time Merit's offering of differentiated ancillary products has grown to thousands of catalog numbers. Merit has become a leader in many of the disposable products used for diagnostic and therapeutic cardiology and radiology. Each new product introduction expands Merit's core expertise and technology base. In addition to world-class injection molding and insert molding of plastic medical devices, Merit has also developed wafer and semiconductor fabrication for pressure transducers and inflation devices; catheter manufacturing capability, including laser drilling and tipping for therapeutic infusion catheters and angiography catheters; guide wire manufacturing; needle fabrication; and custom kit manufacturing.

[PHOTO]

[PHOTO]

ONE OF MERIT'S PRIMARY GOALS LAST YEAR WAS TO AUGMENT ITS PRODUCT OFFERINGS AND INTRODUCE NEW, HIGHER-MARGIN PRODUCTS WITH UNIQUE DESIGN OR PERFORMANCE FEATURES THAT WOULD FACILITATE BETTER PATIENT OUTCOMES, WHILE SAVING HOSPITAL COSTS.

       Merit accomplishes these complicated processes in four manufacturing facilities located around the world. The home office and main manufacturing plant is located in South Jordan, Utah, and consists of approximately 175,000 square feet of manufacturing/warehouse and office space. A second manufacturing plant is located in Galway, Ireland with warehousing and customer service in Maastricht, The Netherlands, in order to better serve our European customers. The primary catheter manufacturing process is housed in a 70,000 square-foot facility in Angleton, Texas, and the wafer and semiconductor fabrication facility is located in Santa Clara, California.

NEW PRODUCT DEVELOPMENT

       In order to keep pace with the rapid changes in the health care market, Merit has developed an extremely active new product development program. In August 1999, Merit completed the acquisition of Mallinckrodt's world-class catheter manufacturing facility in Angleton, Texas. With this acquisition Merit launched a complete offering of high-quality diagnostic catheters and other products used in cardiology and radiology. The technology acquired also enabled Merit to expand its technology base. One of Merit's primary goals last year was to augment its product offerings and introduce new, higher-margin products with unique design or performance features that would facilitate better patient outcomes, while saving hospital costs. Merit's 1999 product introductions included the following:

-   More than a thousand diagnostic catheters for cardiology and radiology

-   Nearly 300 guide catheter configurations

- A unique 8ml control syringe, "Inject8," which optimizes flow through very small catheters

- The MBA--a new and highly differentiated hemostasis valve that minimizes patient blood loss and helps protect clinicians from the risk of blood-borne pathogens

- More than 50 additions to the Fountain Infusion System product line (40 and 50 cm infusion segments for the 5 French diameter line, and a complete 4 French product line) used to deliver clot-dissolving solutions into most major blood vessels excluding the heart

- Many improvements and product line additions to the Majestik-TM- needle family, including a 9cm needle for use in larger patients, both Pillari and butterfly configurations, and new molded hub improvements

[PHOTO]

PHYSICIANS AND CLINICIANS CAN NOW UTILIZE MERIT'S NEW INTELLISYSTEM-Registered Trademark- II COLOR MONITOR THAT PROVIDES GREATLY INCREASED PRESSURE MEASURING CAPABILITIES FOR DELICATE PROCEDURES SUCH AS BALLOON ANGIOPLASTY, DISCOGRAPHY AND KYPHOPLASTY.

- The Keep-TM-, a unique accessory organizer for catheterization and radiology laboratories

- A complete offering of both pigtail and straight pericardiocentesis catheters with kits, which are used to drain excess fluid from around the heart muscle

- A complete line of high-flow diagnostic pigtail catheters made of Teflon-Registered Trademark- for pediatric patients

- More than 30 new, percutaneous sheath introducer and vessel dilator configurations, which are used to enter blood vessels prior to introducing a catheter or guide wire

- Almost 100 different diagnostic guide wire models, which are threaded through a patient's blood vessel to the desired location, facilitating catheter placement

-   Several PTCA guide wire models including a wire extension

CONTINUING INNOVATION

       As Merit moves into the new millennium, the commitment grows stronger to customers and their patients to provide critically needed, innovative products and system solutions to help clinicians manage and treat circulatory diseases. Merit anticipates introducing many more new products in 2000 and 2001. At the forefront is a product that is poised to transform the drainage catheter segment, a market estimated at approximately $75 million annually worldwide. Other products scheduled for launch in 2000 include the following:

-   An angiographic marker band and vessel sizing catheter

-   A new line of micro-access sheath introducers for use with small catheters

- The IntelliSystem-Registered Trademark- II Color Monitor with fiberoptic printer and remote monitor capability for use with the IntelliSystem inflation device

- ShortStop-TM---a temporary sharps container for use in the catheterization or radiology laboratory

- Several new hemostasis valve products, including the Inspector-TM- in-line model, Double-Play-TM---double "Y" hemostasis valve, and a new lever-operated hemostasis valve

- Manifolds with integral check relief valves and stand-alone check relief valve configurations

-   A new, improved VacLok-TM- syringe

       Given the level of investment Merit is making in new product development and new business acquisition, the Company is well positioned to continue providing clinicians with an exciting and innovative portfolio of products. Merit is fully dedicated to raising the bar in quality products for cardiology and radiology.

SELECTED FINANCIAL DATA

                                                                      Year Ended December 31,
                                       -----------------------------------------------------------------------------------
                                               1999             1998             1997             1996              1995
                                       -----------------------------------------------------------------------------------
Operating Data:
   Sales                                $77,959,576      $68,377,357      $60,579,011      $50,455,766       $42,587,284
   Cost of sales                         47,917,815       42,433,873       37,766,116       29,319,617        24,987,998
   Gross profit                          30,041,761       25,943,484       22,812,895       21,136,149        17,599,286
   Selling, general,
     and administrative
     expenses                            20,406,927       17,528,002       15,726,651       14,311,049        12,808,805
   Research and development
     expenses                             3,618,041        3,244,477        4,446,795        2,533,171         2,330,324
   Income from operations                 6,016,793        5,171,005        2,639,449        4,291,929         2,460,157
   Other expense                          1,255,364          880,659          863,933          661,777           459,462
   Income before
     income tax expense                   4,761,429        4,290,346        1,775,516        3,630,152         2,000,695
   Income tax expense                     1,454,762        1,687,379          944,981        1,277,431           700,418
   Minority interest
     in (income) loss
     of subsidiary                         (81,077)        (151,808)         (33,003)        (190,113)          (79,040)
   Net income                             3,225,590        2,451,159          797,532        2,162,608         1,221,237
   Net income per share                       $0.43            $0.33            $0.11            $0.31             $0.18
   Weighted average
     shares outstanding                   7,565,673        7,488,225        7,369,668        7,051,911         6,851,164

Balance Sheet Data:
   Working capital                      $33,933,698      $15,779,725      $14,737,971      $12,761,211      $  9,518,971
   Total assets                          72,360,469       50,664,786       45,269,678       41,718,553        34,503,858
   Long-term debt                        27,817,308        3,388,835        3,913,686        4,822,126         1,778,953
   Stockholders' equity                 $32,690,136      $29,086,368      $25,802,149      $22,487,123       $19,264,525

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION & ANALYSIS

OVERVIEW

       In many ways the past year has been the best in the history of the Company. The Company made significant progress toward its goal of evolving into a larger, more technically advanced, full line diagnostic and interventional supplier of the best medical products available to the world's cardiology and radiology markets. This was accomplished by the introduction and expansion of its first new line of catheters (Fountain infusion catheters). Probably even more important was the successful identification, acquisition and integration of the Angleton catheter business which fit well into this strategy. The Company was able to synergistically leverage its well-developed sales force, product and service reputation, regulatory capabilities and market share by economically adding the catheters, guidewires, sheath introducers and new specialty needles to the broad line of accessory products the Company had internally developed over the past decade. This acquisition also added valuable catheter technology which Merit can now apply to several new product lines of catheters to compete effectively in some very interesting niches of interventional radiology. There are three new catheter lines in development which will be introduced in 2000 and 2001.

       1999 was a record-breaking year for both the top and bottom line and Merit was able to achieve substantially all of its major financial objectives: Sales growth to $78 million, up 14%. In spite of continuing price pressures the Company achieved an increase in gross margin percentage for a second year. The increasing profitability in Ireland resulted in a significant improvement in Merit's effective tax rate of 30.6%, down from 39.3% in 1998. Merit accomplished an important acquisition of Mallinckrodt Inc.'s Angleton, Texas catheter division with its accompanying products and technology. All of these factors contributed to the Company achieving its goal of making $0.43 per share, an increase in earnings of 32% compared to 1998.

       One of the challenges facing the Company in the coming year has to do with all the many new product additions that must be integrated into the organization. These include the many products that have been or will soon be introduced from the Company's R&D efforts as well as all the product additions from the Angleton acquisition (1100 new catalog items) and very possibly with other acquisitions to follow. After several years of a fairly stable sales force, the need is high to expand the domestic sales force to appropriately sell the breadth and depth of Merit's new expanded product line and to more effectively serve its customers. Another challenge is to manage the now large and important asset that is the inventory of these products, as well as the capital needed to fund it. Management believes an important goal for the future will be to reduce inventory levels of existing products. A reduction in inventory will require some adjustments to the operations area of the Company as production volumes decline temporarily.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain operational data as a percent of sales:

                                                            1999                1998                   1997
Sales                                                      100.0%               100.0%                100.0%
Gross profit                                                38.5                 37.9                  37.7
Selling, general and administrative                         26.2                 25.6                  26.0
Research and development                                     4.6                  4.7                   7.3
Income from operations                                       7.7                  7.6                   4.4
Income before income tax expense                             6.1                  6.3                   2.9
Net Income                                                   4.1                  3.6                   1.3

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION & ANALYSIS

       Sales increased by $9,582,219, or 14.0%, in 1999 compared to an increase of $7,798,346, or 12.9%, in 1998, and an increase of $10,123,245, or
20.1%, in 1997. Sales growth from 1997 through 1999 was favorably affected by the introduction of new products and increased sales of existing products sold separately and packaged in custom kits, and increased penetration of the market by Merit's inflation devices. The acquisition of the Angleton catheter product lines in late August 1999 gave a $3.9 million boost to revenue in 1999. International sales in 1999 were approximately $18.3 Million or 24%, compared to $15.2 million, or 22%, in 1998, and $13.7 million or 23%, in 1997. These increases were primarily a result of the ongoing growth in the direct sales in Europe, as well as greater acceptance of the Company's products in other international markets. Direct sales in France, Germany, the U.K., Belgium, the Netherlands and Canada were $8,217,814, $7,334,793 and $6,615,697 in 1999, 1998 and 1997, respectively.

       Gross profit as a percent of sales was 38.5%, 37.9%, and 37.7% in 1999, 1998, and 1997, respectively. Margins improved in 1999 compared to 1998 and slightly in 1998 compared to 1997, principally through increased production volumes, automation and efficiencies in manufacturing, and tighter price controls on some of the Company's lower margin products. Part of the increased production volumes resulted in a significant increase in inventories.

       Selling, general and administrative expense increased $2,878,926, or 16.4%, in 1999 over1998 and $1,801,351, or 11.5%, in 1998 over 1997. These additional expenditures were related principally to the costs of implementing and supporting the Company's new Oracle system and the development of new business opportunities such as acquisitions, product distribution agreements, national accounts and the O.E.M segment of the business. These investments in growth caused selling, general and administrative expenses as a percent of sales to increase to 26.2% in 1999, compared to 25.6% in 1998 after declining from 26.0% in 1997.

       Research and development expenditures for 1999 were $3,618,041, an increase of 12%, compared to $3,244,477 in 1998. Over half of this increase was due to the addition of the R&D capabilities in Angleton, Texas with the Company's newly acquired catheter technologies. R&D expenses declined in 1998 by 27%, compared to $4,446,795 in 1997. This decrease was due primarily to the conversion of much of the R&D expenses in Ireland to production resources for the manufacture of the newly introduced line of guide wires. Research and development costs as a percent of sales were 4.6%, 4.7% and 7.3% for 1999, 1998 and 1997, respectively.

       The higher sales and gross margins, together with modest increases in operating expenses positively affected income from operations in 1999 which increased to $6,016,792, up 16.4%, compared to $5,171,005 in 1998, and up
95.9% from $2,639,449 in 1997. The income tax provision for 1999 was $1,454,762, an effective rate of 30.6%, compared to $1,687,379, or 39.3 % in
1998 and $944,981 or 53.2% in 1997. The Company's consolidated effective tax rate in 1997 was higher than 1998 and 1999, principally because the tax benefits of losses associated with the start-up of international operations were limited to Ireland's manufacturing tax rate of 10%. The effective tax rate improved significantly in 1998 and 1999 as the Ireland facility became profitable and the 10% tax rate became a benefit.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION & ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES

       As of December 31, 1999 the Company's working capital was $33,933,698, an increase of over 115%, representing a current ratio of 4.7 to 1. This increase was due in part to replacing the Company's $7.6 million line of credit in August 1999 with a new $28 million six-year line. The Company also negotiated a reduction in the interest rate and fees for its line of credit, significantly reducing the cost of this capital. The Company had $25,907,596 outstanding under its line of credit at December 31, 1999. The entire increase of $18.3 million in the line of credit can be attributed to the Company's two acquisitions, the Angleton division of Mallinckrodt and the minority interest in Sentir, and to the $7.15 million increase in inventory. Merit has financed leasehold improvements and equipment acquisitions through secured notes payable and capital lease arrangements with an outstanding balance of $2,911,629 at December 31, 1999. For the year ended December 31, 1999 the Company generated cash from operations in the amount of $313,578.

       Historically, the Company has incurred significant expenses in connection with product development and introduction of new products. This was particularly true in 1999 with regard to an increase in inventory, plant and equipment associated with the Company's acquisition and new product introductions. The Company's principal source of funding for these and other expenses has been the cash generated from operations, secured loans on equipment, bank lines of credit and sales of equity. The Company believes that its present sources of liquidity and capital are adequate for its current operation.

MARKET RISK DISCLOSURES

       The Company does not engage in holding significant derivative financial instruments. The Company does experience risk associated with foreign currency fluctuations, and interest rate risk associated with its variable rate debt; however, such risks have not been material to the Company and, accordingly, the Company has not deemed it necessary to enter into any significant agreements to hedge such risks. The Company may enter into such agreements in the event that such risks become material in the future.

Y2K ISSUES

       As of the date of this report, Merit had encountered no significant problems in any of its operations in connection with the year 2000 date change. Merit will continue to monitor all systems to ensure performance beyond this date change.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998

ASSETS                                                                               1999               1998
CURRENT ASSETS:
   Cash and cash equivalents                                                  $       668,711   $       851,910
   Trade receivables - net of allowance for uncollectible
     accounts:  1999 - $305,475; 1998 - $197,331                                   12,550,132        10,436,485
   Employee and related party receivables                                             502,803           472,994
   Irish Development Agency grant receivable                                           93,059           198,445
   Inventories                                                                     27,521,087        17,785,743
   Prepaid expenses and other assets                                                  564,213           636,124
   Deferred income tax assets                                                       1,052,745           739,595
   Income tax refund receivable                                                       210,112

           Total current assets                                                    43,162,862        31,121,296

PROPERTY AND EQUIPMENT:
   Land                                                                             1,365,985         1,065,985
   Building                                                                         1,500,000
   Automobiles                                                                        133,316            89,469
   Manufacturing equipment                                                         17,617,798        13,669,599
   Furniture and fixtures                                                           8,883,297         7,963,835
   Leasehold improvements                                                           5,114,964         5,035,288
   Construction-in-progress                                                         1,669,725         1,182,669

           Total                                                                   36,285,085        29,006,845
   Less accumulated depreciation and amortization                                 (14,277,666)      (12,043,130)

           Property and equipment - net                                            22,007,419        16,963,715

OTHER ASSETS:
   Patents, trademarks, and customer lists - net of accumulated
     amortization:  1999 - $1,179,246; 1998 - $1,014,617                            2,319,581         2,333,456
   Cost in excess of the fair value of assets acquired - net
     of accumulated amortization:  1999 - $138,022; 1998 - $31,615                  4,819,288           150,673
   Prepaid royalty - net of accumulated amortization:
     1999 - $600,000; 1998 - $578,572                                                                    21,428
   Deposits                                                                            51,319            74,218

           Total other assets                                                       7,190,188         2,579,775

TOTAL ASSETS                                                                   $   72,360,469    $   50,664,786

                                                                                                    (Continued)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998

LIABILITIES AND STOCKHOLDERS' EQUITY                                                1999               1998
CURRENT LIABILITIES:
   Line of credit                                                                                $    7,634,607
   Current portion of long-term debt                                           $    1,001,917         1,808,970
   Trade payables                                                                   4,749,432         3,573,333
   Accrued expenses                                                                 3,092,280         2,055,849
   Advances from employees                                                            116,094            74,090
   Income taxes payable                                                               269,441           194,722

           Total current liabilities                                                9,229,164        15,341,571

DEFERRED INCOME TAX LIABILITIES                                                     1,722,094         1,275,651

LONG-TERM DEBT                                                                     27,817,308         3,388,835

DEFERRED CREDITS                                                                      901,767         1,023,861

           Total liabilities                                                       39,670,333        21,029,918

MINORITY INTEREST IN SUBSIDIARY                                                                         548,500

COMMITMENTS AND CONTINGENCIES (Notes 6, 10, and 11)

STOCKHOLDERS' EQUITY:
   Preferred stock - 5,000,000 shares authorized as of
     December 31, 1999 and 1998, no shares issued
   Common stock - no par value; 20,000,000 shares
     authorized; 7,591,236 and 7,508,914 shares issued
     at December 31, 1999 and 1998, respectively                                   18,428,572        17,793,094
   Retained earnings                                                               14,790,518        11,564,928
   Accumulated other comprehensive loss                                              (528,954)         (271,654)

           Total stockholders' equity                                              32,690,136        29,086,368

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $  72,360,469     $  50,664,786

See notes to consolidated financial statements.


                                                                     (Concluded)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                                  1999               1998              1997
NET SALES                                                    $   77,959,576     $  68,377,357     $  60,579,011

COST OF SALES                                                    47,917,815        42,433,873        37,766,116

GROSS PROFIT                                                     30,041,761        25,943,484        22,812,895

OPERATING EXPENSES:
   Selling, general, and administrative                          20,406,927        17,528,002        15,726,651
   Research and development                                       3,618,041         3,244,477         4,446,795

           Total operating expenses                              24,024,968        20,772,479        20,173,446

INCOME FROM OPERATIONS                                            6,016,793         5,171,005         2,639,449

OTHER INCOME (EXPENSE):
   Interest income                                                   50,391            33,662            28,223
   Interest expense                                              (1,293,023)         (826,778)         (854,859)
   Miscellaneous expense                                            (12,732)          (87,543)          (37,297)

           Other expense - net                                   (1,255,364)         (880,659)         (863,933)

INCOME BEFORE INCOME TAX EXPENSE                                  4,761,429         4,290,346         1,775,516

INCOME TAX EXPENSE                                               (1,454,762)       (1,687,379)         (944,981)

MINORITY INTEREST IN INCOME OF
   SUBSIDIARY                                                       (81,077)         (151,808)          (33,003)

NET INCOME                                                   $    3,225,590     $   2,451,159     $     797,532

EARNINGS PER COMMON SHARE -
   Basic and diluted                                         $          .43     $         .33     $         .11

AVERAGE COMMON SHARES -
   Basic                                                          7,541,562         7,420,224         7,263,253
   Diluted                                                        7,565,673         7,488,225         7,369,668

See notes to consolidated financial statements.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997


                                                                                                      Accumulated
                                                                                                         Other
                                                                                                        Compre-
                                                                            Common Stock                hensive      Retained
                                                         Total           Shares       Amount             Loss        Earnings
BALANCE, JANUARY 1, 1997                            $ 22,487,123       6,942,290   $ 14,184,975    $    (14,089)   $  8,316,237

Comprehensive income:
   Net income                                            797,532                                                        797,532
   Other comprehensive loss - Foreign
     currency translation adjustment (net of tax)       (476,502)                                      (476,502)
Comprehensive income                                     321,030
Tax benefit attributable to appreciation
   of common stock options exercised                     222,887                        222,887
Issuance of common stock for cash                        273,202          35,582        273,202
Options and warrants exercised                         1,316,812         227,200      1,316,812
Issuance of common stock under
   Employee Stock Purchase Plans                         245,129          42,056        245,129
Stock issued in connection with
   UMI acquisition                                       975,000         152,424        975,000
Shares surrendered in exchange for the
   recording of payroll tax liabilities                   (7,534)           (861)        (7,534)
Shares surrendered in exchange for the
    exercise of stock options                            (31,500)        (3,600)        (31,500)

BALANCE, DECEMBER 31, 1997                            25,802,149       7,395,091     17,178,971        (490,591)      9,113,769

Comprehensive income:

   Net income                                          2,451,159                                                      2,451,159
   Other comprehensive income - Foreign
     currency translation adjustment (net of tax)        218,937                                        218,937
Comprehensive income                                   2,670,096
Tax benefit attributable to appreciation
   of common stock options exercised                      33,398                         33,398
Issuance of common stock for cash                         81,850          13,819         81,850
Issuance of common stock under Employee
   Stock Purchase Plans                                  267,549          52,425        267,549
Options and warrants exercised                           370,914          64,840        370,914
Shares surrendered in exchange for the
   recording of payroll tax liabilities                   (4,588)           (569)        (4,588)
Shares surrendered in exchange for the
   exercise of stock options                            (135,000)        (16,692)      (135,000)

BALANCE, DECEMBER 31, 1998                            29,086,368       7,508,914     17,793,094        (271,654)     11,564,928

Comprehensive income:
   Net income                                          3,225,590                                                      3,225,590
   Other comprehensive loss - Foreign
     currency translation adjustment (net of tax)       (257,300)                                      (257,300)
Comprehensive income                                   2,968,290
Tax benefit attributable to appreciation of
   common stock options exercised                        245,200                        245,200
Issuance of common stock for cash                         62,600          10,990         62,600
Issuance of common stock under Employee
   Stock Purchase Plans                                  312,027          66,330        312,027
Options and warrants exercised                           114,746          22,080        114,746
Shares surrendered in exchange for the
   recording of payroll tax liabilities                   (1,583)           (264)        (1,583)
Shares surrendered in exchange for the
   exercise of stock options                             (97,512)        (16,814)       (97,512)

BALANCE, DECEMBER 31, 1999                          $ 32,690,136       7,591,236   $ 18,428,572      $ (528,954)   $ 14,790,518

See notes to consolidated financial statements.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                                       1999              1998              1997
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                            $        3,225,590    $    2,451,159  $        797,532
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization                                3,757,539         2,923,484         2,796,425
     Losses on sales and abandonment of
       property and equipment                                         8,339            46,897            11,245
     Amortization of deferred credits                              (215,894)         (114,607)          (91,155)
     Deferred income taxes                                          450,734           435,489           (22,951)
     Tax benefit attributable to appreciation of
       common stock options exercised                               245,200            33,398           222,887
     Minority interest in income of subsidiary                       81,077           151,808            33,003
     Changes in operating assets and liabilities, net of
       effects from acquistions:
       Trade receivables                                         (2,113,647)         (837,042)       (2,220,364)
       Employee and related party receivables                       (29,809)         (184,182)           38,613
       Irish Development Agency grant receivable                    105,386           549,443          (330,997)
       Income tax refund receivable                                (210,112)
       Inventories                                               (7,150,393)       (3,250,303)          (79,236)
       Prepaid expenses and other assets                             71,911           (97,865)          (19,436)
       Deposits and other                                            22,899           (27,606)          122,565
       Trade payables                                             1,176,099           134,984               872
       Accrued expenses                                             771,936          (358,201)          133,378
       Advances from employees                                       42,004            (7,155)          (26,662)
       Income taxes payable                                          74,719          (174,973)          353,789

           Total adjustments                                     (2,912,012)         (776,431)          921,976

           Net cash provided by operating activities                313,578         1,674,728         1,719,508

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures for:
     Property and equipment                                      (4,750,608)       (4,138,219)       (1,046,890)
     Intangible assets                                             (269,388)         (522,671)         (521,270)
     Acquisitions                                               (11,322,916)                            (70,486)
   Proceeds from the sale of property and equipment                                   584,688            22,645

           Net cash used in investing activities                (16,342,912)       (4,076,202)       (1,616,001)


                                                                    (Continued)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                                       1999              1998              1997
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from (payments on) line of credit         $      (7,567,655)  $     3,009,880  $         90,854
   Proceeds from:
     Issuance of common stock                                       390,278           580,725         1,835,143
     Long-term debt                                              25,907,596           677,802
     Deferred credits                                                93,800
   Principal payments on:
     Long-term debt                                              (2,403,143)       (2,172,753)       (1,764,343)
     Deferred credits                                                                 (37,899)          (74,917)

           Net cash provided by financing activities             16,420,876         2,057,755            86,737

EFFECT OF EXCHANGE RATES ON CASH                                   (574,741)          218,937          (476,502)

NET DECREASE IN CASH AND
   CASH EQUIVALENTS                                                (183,199)         (124,782)         (286,258)

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                                             851,910           976,692         1,262,950

CASH AND CASH EQUIVALENTS
   AT END OF YEAR                                         $         668,711  $        851,910  $        976,692

SUPPLEMENTAL DISCLOSURES OF CASH
   FLOW INFORMATION - Cash paid during
     the year for:
       Interest (including capitalized interest of
       $143,406, $93,142, and $109,701 during
       1999, 1998, and 1997, respectively                 $       1,288,301  $        995,417  $         782,676
     Income taxes                                         $         684,109  $      1,393,465  $         591,192


                                                                     (Continued)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

- During 1999, 1998, and 1997, the Company entered into capital lease obligations and notes payable for $50,015, $867,629, and $1,270,259, respectively, for manufacturing equipment.

- In connection with the sale in 1998 of the Company's manufacturing facility in Castlerea, Ireland, the buyer assumed debt of the Company in the amount of $258,275.

- During 1999, 1998, and 1997, options to purchase 264, 569, and 861 shares of the Company's common stock were surrendered in exchange for the Company's recording of payroll tax liabilities in the amount of $1,583, $4,588, and $7,534, respectively.

-  During 1999, 1998, and 1997, 16,814, 16,692 and 3,600 shares, respectively, of Company common stock with a value of $97,512, $135,000, and $31,500, respectively, were surrendered in exchange for the exercise of stock options.

- During 1997, the Company acquired UMI for 152,424 shares of Company restricted common stock. In connection with this acquisition, the Company recorded the following as of the acquisition date:

           Fair value of assets acquired                         $       863,198
           Cost in excess of fair market value                           182,288

           Total purchase price                                  $     1,045,486

- During 1999, the Company acquired substantially all of the assets of the "Angelton Division" of Mallinckrodt Inc. (Angelton) in a purchase transaction for $7,867,699 in cash. In conjunction with the acquisition, liabilities were assumed as follows:

           Fair value of assets acquired (including goodwill
             of $1,949,383)                                      $8,132,194
           Cash paid                                              7,867,699

           Liabilities assumed                                   $  264,495

- Additionally, during 1999, the Company acquired the minority interest in its subsidiary, Sentir, Inc. (Sentir) in a purchase transaction of $3,455,217 in cash. The minority interest carried by the Company at the date of acquisition was $629,577. In conjunction with the acquisition, liabilities were assumed as follows:

           Fair value of assets acquired (including goodwill
             of $2,825,640)                                      $3,574,016
           Cash paid                                              3,455,217

           Liabilities assumed                                   $  118,799



See Notes to Consolidated Financial Statements.                      (Concluded)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Merit Medical Systems, Inc. (Merit) and its wholly owned subsidiaries, Merit Holdings, Inc. (MHI), Merit Medical International, Inc.
(MMI), and Sentir, (collectively, the Company) develop, manufacture, and market disposable medical products primarily for use in the diagnosis and treatment of cardiovascular disease which is considered to be one segment line of business. The Company manufactures its products in plants located in the United States and, beginning in 1997, commenced manufacturing operations in Ireland. The Company has export sales to dealers and has direct sales forces in the United States, Canada, and Western Europe (see Note 8).

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the more significant of such policies.

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

INCOME TAXES - The Company utilizes an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement and income tax purposes.

LONG-LIVED ASSETS - The Company evaluates the carrying value of long-term assets based on current and anticipated undiscounted cash flows and recognizes impairment when such cash flows will be less than the carrying values. There were no impairments as of December 31, 1999 or 1998.

PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives as follows:

   Building                                             20 years
   Automobiles                                           4 years
   Manufacturing equipment                               5 to 12 years
   Furniture and fixtures                                3 to 10 years
   Leasehold improvements                                4 to 25 years

INTANGIBLE ASSETS - Costs associated with obtaining patents, issued and pending, and trademarks have been capitalized and are amortized over the patent or trademark period or charged to expense if not approved. Costs associated with obtaining customer lists are amortized over two years. Cost in excess of fair value of assets acquired has been allocated to goodwill, which is amortized over twelve to twenty years. Amortization of intangibles is done on a straight-line basis.

RESEARCH AND DEVELOPMENT - Research and development costs are expensed as incurred.

EARNINGS PER COMMON SHARE - Net income per common share is computed by both the basic method, which uses the weighted average number of the Company's common shares outstanding, and the diluted method, which includes the dilutive common shares from stock options and warrants, as calculated using the treasury stock method. The amounts of such options and warrants are not significant and, accodingly, the Company's basic and diluted earnings per share are the same.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INSTRUMENTS - The Company's financial instruments, when valued using market interest rates, would not be materially different from the amounts presented in the consolidated financial statements.

STOCK-BASED COMPENSATION - The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and intends to continue to do so. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

STATEMENTS OF CASH FLOWS - For purposes of the statements of cash flows, the Company considers interest bearing deposits with an original maturity date of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash and cash equivalents and accounts receivable. The Company maintains its excess cash primarily in interest-bearing deposits and limits the amount of credit exposure to any one financial institution. The Company provides credit, in the normal course of business, primarily to hospitals and independent third-party packers and distributors. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

FOREIGN CURRENCY TRANSLATION ADJUSTMENT - The financial statements of the Company's foreign subsidiaries are generally measured using local currencies as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange and results of operations are translated at average rates for the year. Gains and losses resulting from these translations are included in accumulated other comprehensive loss as a separate component of stockholders' equity.

COMPREHENSIVE LOSS - Accumulated other comprehensive loss consists entirely of foreign currency translation adjustments.

RECLASSIFICATIONS - Certain reclassifications have been made to the prior year amounts to conform to classifications adopted in the current year.

2. ACQUISITIONS

On January 31, 1997, the Company acquired certain assets of Universal Medical Instrument Corporation (UMI) in exchange for 152,424 shares of the Company's restricted common stock.

The Company's acquisition of UMI's assets was accounted for as a purchase and, accordingly, the results of operations of UMI are included in the Company's consolidated financial statements from the date of acquisition. The total purchase price, including related costs, was allocated to the assets acquired based on their fair values with the excess purchase price over the fair value of assets acquired of $182,288 being allocated to goodwill, which is being amortized on a straight-line basis over 12 years. The pro forma financial information reflecting this transaction has not been presented as it is not materially different from the Company's historical results.

On July 27, 1999, the Company acquired the 28% minority interest in its subsidiary, Sentir, for a purchase price of $3,574,016 consisting of $3,455,217 in cash and the assumption of liabilities in the amount of $118,799. Of the $3,574,016 purchase price, $226,463 was paid to related parties. The acquisition has been accounted for using the purchase method of accounting; as such, 100 percent of Sentir's results of operations have been included in the accompanying consolidated financial statements from the date of acquisition. Previous to the acquisition date, the minority interest's share of operations was excluded from net income on the consolidated statements of operations. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $2,825,640. Such excess has been allocated to goodwill and is being amortized on a straight-line basis over 20 years.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 20, 1999, the Company acquired substantially all of the assets and assumed certain liabilities of the Angelton Division of Mallinckrodt, Inc. (Angelton) for a purchase price of $8,132,194, consisting of $7,867,699 in cash and the assumption of liabilities in the amount of $264,495. Angelton is a manufacturer and marketer of medical catheters, introducers, guide wires, and needles. The acquisition has been accounted for using the purchase method of accounting; as such, Angelton's results of operations have been included in the accompanying consolidated financial statements from the date of acquisition. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $1,949,383. Such excess has been allocated to goodwill and is being amortized on a straight-line basis over 20 years.

The unaudited pro forma results of operations of the Company for the years ended December 31, 1999 and 1998 (assuming the acquisition of Angelton had occurred as of January 1, 1998) are as follows:

                                                                1999              1998
Net sales                                             $   87,606,126   $    79,368,263
Net income                                                 3,944,207         3,816,143
Net income per share (basic and diluted)                      $ 0.52            $ 0.51

 3.  INVENTORIES

Inventories consist of the following at December 31, 1999 and 1998:

                                                                1999              1998
Finished goods                                        $   16,816,578  $      7,458,133
Work-in-process                                            3,270,163         1,954,696
Raw materials                                              8,554,635         8,981,007
Less reserve for obsolete inventory                       (1,120,289)         (608,093)

Total                                                 $   27,521,087   $    17,785,743

4. INCOME TAXES

Deferred income tax assets and liabilities at December 31, 1999 and 1998 consisted of the following temporary differences and carryforward items:

                                                           Current                              Long-Term
                                                    1999               1998              1999              1998
Deferred income tax assets:
   Allowance for uncollectible
     accounts receivable                     $   123,026          $  79,809
   Accrued compensation expense                  200,799            126,603
   Tax credits                                                       79,668      $    126,563     $      24,681
   Inventory capitalization for
     tax purposes                                338,753            116,574
   Inventory obsolescence reserve                241,150            210,026
   Net operating losses of
     subsidiaries                                 90,254             70,000           298,323           368,690
   Other                                          65,078             56,915           367,025            72,713

Total deferred income tax assets               1,059,060            739,595           791,911           466,084

Deferred income tax liabilities:
   Tax credits                                    (6,315)
   Differences between tax basis
     and financial reporting basis
      of property and equipment                                                    (2,514,005)       (1,741,735)

Net                                           $1,052,745           $739,595       $(1,722,094)      $(1,275,651)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 1999 the Company had net operating loss carryforwards from its foreign subsidiaries of approximately $390,000 most of which has no expiration date.

Income tax expense for the years ended December 31, 1999, 1998, and 1997 differs from amounts computed by applying the statutory Federal rate to pretax income as follows:

                                                                       1999              1998              1997
Computed Federal income tax expense at
   statutory rate of 35%                                     $    1,666,500    $    1,501,621      $    621,431
State income taxes                                                  124,352           186,948           124,878
Creation of tax credits                                            (140,369)         (133,529)         (164,319)
Tax benefit of foreign sales corporation                           (109,579)          (96,808)         (106,574)
(Gains) losses of subsidiaries recorded
   at foreign rates                                                (115,803)          183,622           496,685
Other - including the effect of graduated rates                      29,661            45,525           (27,120)

Total income tax expense                                     $    1,454,762    $    1,687,379      $    944,981

Consisting of:
   Current                                                   $    1,004,028    $    1,251,890      $    967,932
   Deferred                                                         450,734           435,489           (22,951)

Total                                                        $    1,454,762    $    1,687,379      $    944,981

5. LINE OF CREDIT AND LONG-TERM DEBT

LINE OF CREDIT - as of December 31, 1998, the Company had a short-term line of credit for $10,500,000. The credit line was collateralized by trade receivables, inventories, property and equipment, and intangible assets and accrued interest at the bank's prime rate. As of December 31, 1998, the Company owed $7,634,607 under this line of credit.

REVOLVING CREDIT FACILITY - In August 1999, the Company paid off the short-term line of credit and entered into a $28 million long-term revolving credit facility with a bank, which expires and is fully due and payable in June 2005 and enables the Company to borrow funds at variable interest rates. The weighted average interest rate applied to the outstanding balance at December 31, 1999 was 7.55%. Under the terms of the line, among other things, the Company is required to maintain positive earnings for each fiscal quarter during the term of the loan, maintain a ratio of total liabilities to tangible net worth not to exceed 2.0 to 1.0, maintain a ratio of current assets to current liabilities of at least 1.5 to 1.0, maintain minimum working capital of $25,000,000, and is restricted from paying dividends to shareholders. As of December 31, 1999, the Company owed $25,907,596 under this credit facility. The revolving credit facility is collateralized by trade receivables, inventories, property and equipment and intangible assets.

LONG-TERM DEBT - Long-term debt consisted of the following at December 31, 1999 and 1998:

                                                                                         1999              1998
Notes payable to financial institutions; payable in monthly
   installments through 2004, including interest at rates
   ranging from 6.5% to 8.89%; collateralized by equipment                      $   2,634,977     $   4,699,219

Capital lease obligations (see Note 6)                                                276,652           498,586

Revolving credit facility (see above)                                              25,907,596

Total                                                                              28,819,225         5,197,805
Less current portion                                                                1,001,917         1,808,970
Long-term portion                                                               $  27,817,308     $   3,388,835

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 1999, management of the Company believes the Company was in compliance with all debt covenants.

Scheduled maturities of long-term debt at December 31, 1999 are as follows:

Year ending December 31:

2000                                                                          $     1,001,917
2001                                                                                  897,686
2002                                                                                  508,684
2003                                                                                  361,252
2004                                                                                   61,249
Thereafter                                                                         25,988,437

Total                                                                         $    28,819,225

6. COMMITMENTS AND CONTINGENCIES

LEASES - The Company has noncancelable operating lease agreements for off-site office and production facilities and equipment. The leases for the off-site office and production facilities are for 5 years and have renewal options of one to five years. The Company subleased these facilities during 1997 for approximately $97,000. Total rental expense on these operating leases and on the Company's new manufacturing and office building (see below) for the years ended December 31, 1999, 1998, and 1997 approximated $3,094,000, $3,293,000, and $2,783,000, respectively.

In June 1993, the Company entered into a 25 year lease agreement with a developer for a new manufacturing and office building. Under the agreement, the Company was granted an option to purchase the building at fair market value after 10 years and, if not exercised, after 25 years. In connection with this lease agreement, the Company in 1993 sold to the developer 10 acres of land on which the building was constructed. The $166,136 gain on the sale of the land has been recorded as a deferred credit and is being amortized as a reduction of rent expense over ten years. In connection with the lease agreement, the Company issued to the developer warrants to purchase 155,461 shares of the Company's Common Stock at $4.95 per share subject to carrying cost increases of 3% per year ($5.57 as of December 31, 1999). The warrants expire in 2005.

The Company leases certain manufacturing and office equipment under long-term capital lease agreements. Capital leases are collateralized by equipment with a recorded cost approximating $848,500 and $967,000 with accumulated amortization of approximately $157,000 and $200,000 as of December 31, 1999 and 1998, respectively.

The future minimum lease payments, together with the present value of the net minimum lease payments as of December 31, 1999, are as follows:

                                                                 Operating          Capital
                                                                   Leases            Leases
Year ending December 31:

2000                                                        $     2,606,087      $    149,427
2001                                                              1,944,113           151,896
2002                                                              1,535,145
2003                                                              1,473,821
2004                                                              1,471,229
Thereafter                                                       21,141,113

Total minimum lease payments                                $    30,171,508           301,323
Less amount representing interest and executory costs                                 (24,671)

Present value of net minimum lease payments (see Note 5)                         $    276,652

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IRISH GOVERNMENT DEVELOPMENT AGENCY GRANTS - Through December 31, 1999, the Company had entered into several grant agreements with the Irish Government Development Agency, of which $93,059 and $198,445 remained in receivables at December 31, 1999 and 1998, respectively. The grant agreements reimburse the Company for a portion of the cost of property and equipment purchased in Ireland, specific research and development projects in Ireland, and costs of hiring and training employees located in Ireland. The Company has recorded the grants related to research and development projects and costs of hiring and training employees as a reduction of operating expenses in 1999, 1998, and 1997 in the amounts of $154,548, $164,423, and $146,476, respectively. Grants related to the acquisition of property and equipment purchased in Ireland are recorded as deferred credits and are amortized to income over lives corresponding to the depreciable lives of such property. During 1999, 1998, and 1997, $142,161, $97,993, and $74,541, respectively, of the deferred credit was amortized as a reduction of operating expenses.

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

LITIGATION - In the course of business, the Company is involved in litigation and claims which management believes are not considered material to the Company's operations.

7. EMPLOYEE STOCK PURCHASE PLAN AND STOCK OPTIONS AND WARRANTS

The Company offers to its employees an Employee Stock Purchase Plan which allows the employees on a quarterly basis to purchase shares of the Company's Common Stock at the lesser of 85% of the market value on the offering commencement date or offering termination date. The total number of shares available to employees to purchase under this plan is 250,000, of which 172,749 had been purchased as of December 31, 1999.

The Company has a long-term incentive plan which provides for the issuance of incentive stock options, nonstatutory stock options, and certain corresponding stock appreciation rights. The maximum number of shares of Common Stock for which options may be granted is 2,400,000. Options may be granted to directors, officers, outside consultants, and key employees of the Company and may be granted upon such terms and such conditions as the Compensation Committee in its sole discretion shall determine. In no event, however, shall the exercise price be less than the fair market value on the date of grant. Changes in stock options and warrants for the years ended December 31, 1999, 1998, and 1997 are as follows:

                                                          Options                          Warrants

                                               Weighted                              Weighted
                                              Average or                            Average or
                                               Range of                              Range of
                                               Exercise                              Exercise
                                                Shares             Price               Shares         Price
1999:
   Granted                                      448,900            $5.84
   Exercised                                      22,080            4.96
   Forfeited/expired                              61,150            5.70
   Outstanding at December 31                  1,513,440            7.02              155,461          $5.57
   Exercisable                                   740,480            7.20              155,461           5.57

Weighted average fair value of
   options and warrants granted
   during year                                                     $2.98

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted average fair value of
   shares issued under Employee
   Stock Purchase Plan                                             $0.83

                                                          Options                          Warrants

                                               Weighted                              Weighted
                                              Average or                            Average or
                                               Range of                              Range of
                                               Exercise                              Exercise
                                                Shares             Price               Shares         Price
1998:

   Granted                                       203,500           $6.41
   Exercised                                      64,840            5.80
   Forfeited/expired                              47,990            6.41
   Outstanding at December 31                  1,147,770            6.76              155,461          $5.41
   Exercisable                                   486,230            7.45              155,461           5.41

Weighted average fair value of
   options and warrants granted
   during year                                                     $3.14

Weighted average fair value of
   shares issued under Employee
   Stock Purchase Plan                                             $0.90


                                                          Options                          Warrants

                                               Weighted                              Weighted
                                              Average or                            Average or
                                               Range of                              Range of
                                               Exercise                              Exercise
                                                Shares             Price               Shares         Price
1997:
   Granted                                       522,700           $6.65
   Exercised                                     227,200            5.80
   Forfeited/expired                              43,100            7.19               60,000          $7.65
   Outstanding at December 31                  1,057,100            7.04              155,461           5.25
   Exercisable                                   315,100            7.48              155,461           5.25

Weighted average fair value of
   options and warrants granted
   during year                                                     $3.33

Weighted average fair value of
   shares issued under Employee
   Stock Purchase Plan                                              1.03

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options and warrants outstanding at December 31, 1999:

                                                                                        Options and Warrants
                          Options and Warrants Outstanding                                   Exercisable

                                              Weighted
                                               Average
                                               Remaining         Weighted                            Weighted
            Range of                          Contractual         Average                             Average
            Exercise         Number              Life            Exercise            Number          Exercise
             Prices        Outstanding        (in years)           Price           Exercisable         Price
Options:
         $5.63 - $7.25      1,001,440             3.32         $    6.05             392,280         $    6.22
         $7.5 - $10.63        512,000             2.21              8.13             348,200              8.31

Warrants:
               $5.57          155,461             5.00              5.57             155,461              5.57

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

                                                                       1999              1998              1997
Net income:
   As reported                                               $    3,225,590    $    2,451,159      $    797,532
   Pro forma                                                      2,480,928         1,840,182           385,340

Net income per common (both basic and diluted) share:
   As reported                                                        $0.43             $0.33             $0.11
   Pro forma                                                           0.33              0.25              0.05

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998, and 1997: dividend yield of 0%; expected volatility of 56.0%, 55.2%, and 57.5% for 1999, 1998, and 1997,
respectively; risk-free interest rates ranging from 4.58% to 7.36%; and expected lives ranging from 2.33 to 4.5 years.

8. SEGMENT REPORTING AND FOREIGN OPERATIONS

During the years ended December 31, 1999, 1998, and 1997, the Company had sales of approximately $18,336,000, $15,198,000, and $13,722,000 or approximately 24%, 22%, and 23%, respectively, of total sales primarily in Japan, Germany, France, and the United Kingdom.

The Company operates primarily in one segment in which it develops, manufactures, and markets disposable medical products, principally for use in the diagnosis and treatment of cardiovascular disease. Major operations outside the United States include a leased manufacturing and distribution facility in Ireland and sales subsidiaries in Europe. The following is a summary of the Company's foreign operations by geographic area for fiscal years 1999, 1998, and 1997:

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                       Transfers
                                         Sales to        Between                         Net
                                       Unaffiliated    Geographic                      Income      Identifiable
                                         Customers        Areas         Revenue        (Loss)         Assets
Fiscal year ended December 31, 1999:
   United States, Canada, and
     international distributors         $69,595,418    $ 1,288,485   $70,883,903      $3,761,605    $62,666,167
   Europe direct                          8,364,158      4,281,400    12,645,558        (319,784)     9,694,302
   Eliminations                                         (5,569,885)   (5,569,885)       (216,231)

Consolidated                            $77,959,576           None   $77,959,576      $3,225,590    $72,360,469

Fiscal year ended December 31, 1998:
   United States, Canada, and
     international distributors         $60,407,019    $ 1,386,073   $61,793,092      $3,373,280    $41,547,669
   Europe direct                          7,970,338      2,546,099    10,516,437        (593,677)     9,117,117
   Eliminations                                         (3,932,172)   (3,932,172)       (328,444)

Consolidated                            $68,377,357           None   $68,377,357      $2,451,159    $50,664,786

Fiscal year ended December 31, 1997:
   United States, Canada, and
     international distributors         $54,226,210   $    860,482   $55,086,692      $2,774,516    $36,584,122
   Europe direct                          6,352,801        838,219     7,191,020      (2,110,415)     8,685,556
   Eliminations                                         (1,698,701)   (1,698,701)        133,431

Consolidated                            $60,579,011           None   $60,579,011     $   797,532    $45,269,678

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

9. RELATED PARTY TRANSACTIONS

Receivables from employees and related parties at December 31, 1999 and 1998 totaled approximately $503,000 and $473,000, respectively, (including approximately $267,000 and $249,000, respectively, from officers of the Company).

10.  ROYALTY AGREEMENT

On April 8, 1992, the Company settled litigation involving, among other things, allegations that certain of the Company's inflation device products infringed patents issued to another medical product manufacturing company (the Licensor).

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the settlement, the Company entered into a license agreement with the Licensor, whereby the Licensor granted to the Company a nonexclusive right and license to manufacture and sell products which are subject to the patents issued to the Licensor. For the rights and license granted under the agreement, the Company paid the Licensor a nonrefundable prepaid royalty in the amount of $600,000. The royalty was paid upon execution of the agreement and represents a prepaid royalty covering the first seven years of the agreement, which concluded during the year ended December 31, 1999. In addition to the prepaid royalty, the Company agreed to pay the Licensor a continuing royalty beginning January 1, 1992 of 5.75% of sales (which will not exceed $450,000 for any calendar year) made in the United States, of products covered by the license agreement. Royalties of $450,000 were paid or accrued in each of the years ended December 31, 1999, 1998, and 1997.

The Licensor released the Company from all damages, claims, or rights of action which the Licensor may have had related to the alleged infringement of the patents issued to the Licensor. The Company also agreed to not proceed against the Licensor for the alleged misappropriation by the Licensor of the Company's confidential and proprietary information.

11.  EMPLOYEE BENEFIT PLAN

The Company has a contributory 401(k) savings and profit sharing plan (the
Plan) covering all full-time employees who are at least 21 years of age and have a minimum of six months of service to the Company. The Company may contribute at its discretion matching contributions up to 2.25% of the employees' compensation. Additional employer contributions are determined at the discretion of the Board of Directors. Contributions made by the Company to the Plan for the years ended December 31, 1999, 1998, and 1997 totaled approximately $88,000, $18,000, and $223,000, respectively.

The Plan purchased unissued shares of the Company's CommonStock at market value during each of the three years ended December 31, 1999 as follows:

                                                                                       Market
                                                                    Shares              Value
Years ended December 31:

1999                                                                 10,990     $      62,600
1998                                                                 13,819            81,850
1997                                                                 35,582           273,202

12.  RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company principally hedges the following currencies: Belgian Francs, French Francs, German Marks, Dutch Gilders, and Irish Pounds. The Company enters into forward foreign exchange contracts to protect the Company from the risk that the eventual net dollar cash flows resulting from transactions with foreign customers and suppliers may be adversely affected by changes in currency exchange rates. Such contracts are not significant.

SFAS No. 133, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management of the Company is currently evaluating the effects of this accounting standard.

         ******

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Merit Medical Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of Merit Medical Systems, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 6, 2000
Salt Lake City, Utah

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

Michael E. Stillabower, M.D.
Chief, Cardiology, Christiana Care Health Systems;
Member, Cardiology Consultants PA
Wilmington, Delaware

CORPORATE OFFICES
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095
(801) 253-1600

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
Salt Lake City, Utah

LEGAL COUNSEL
Parr Waddoups Brown Gee & Loveless
Securities/General Counsel
Workman, Nydegger & Jensen
Patent Counsel

FORM 10-K
Merit Medical Systems, Inc. filed an annual report on Form 10-K with the Securities and Exchange Commission for the fiscal year ended December 31, 1999. A copy may be obtained by written request from Kent W. Stanger, Secretary, at the Company's offices.

ANNUAL MEETING
All shareholders are invited to attend our Annual Meeting on Wednesday, May 24, 2000 at 3:00 p.m. at the Company's corporate offices in South Jordan, Utah.

STOCK TRANSFER AGENT/REGISTRAR
Zions First National Bank
Stock Transfer Department
P. O. Box 30880
Salt Lake City, Utah 84130

PRIMARY MARKET MAKERS
Piper Jaffray Cos., Inc.    Olsen Payne & Company
Dain Rauscher, Inc.         Investec Ernst & Company
Schwab Capital Markets      Sherwood Securities, Inc.
Herzog, Heine, Geduld, Inc. Island System Corporation
Knight Securities L.P.      Sutro & Co., Inc.
Wilson-Davis & Co., Inc.    Hill, Thompson, Magid & Co.
Spear, Leeds & Kellogg

MARKET INFORMATION
The Company's common stock is traded on the NASDAQ National Market System under the symbol "MMSI." As of December 31, 1999, there were 7,591,236 shares of common stock outstanding. The following chart sets forth the high and low closing sale prices for the Company's common stock for the last two years:

                        High        Low
                        ----        ---
1999
First Quarter          $5.75      $5.75
Second Quarter          5.00       4.97
Third Quarter           6.81       5.75
Fourth Quarter          7.50       7.13

1998
First Quarter          $7.63      $5.50
Second Quarter          9.13       6.25
Third Quarter           9.00       5.50
Fourth Quarter          9.00       7.00

As of March 31, 2000, the Company had approximately 300 shareholders of record, not including shareholders whose shares are held in securities position listings.

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

INVESTOR RELATIONS CONTACT
Nancy Schultz, Director, Corporate Communications
(801) 253-1600

FOR MORE INFORMATION, CONTACT
Kent W. Stanger, Chief Financial Officer
Merit Medical Systems, Inc.
(801) 253-1600

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Annual Report may include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "Forward-Looking Statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statements of assumptions underlying any of the foregoing. All Forward-Looking Statements included in this document are made as of the date hereof and are based on information available to Merit as of such date. Merit assumes no obligation to update any Forward-Looking Statement. In some cases, Forward-Looking Statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "intends," "believes," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. Although the Company believes that the expectations reflected in the Forward-Looking Statements contained herein are reasonable, there can be no assurance that such expectations or any of the Forward-Looking Statements will prove to be correct, and actual results could differ materially from those projected or assumed in the Forward-Looking Statements. Future financial condition and results of operations, as well as any Forward-Looking Statements are subject to inherent risks and uncertainties, including market acceptance of the Company's products, potential product recalls, delays in obtaining regulatory approvals, cost increases, price and product competition, availability of labor and materials, foreign currency fluctuations, changes in health care markets related to health care reform initiatives and other factors referred to in the Company's press releases and reports filed with the Securities and Exchange Commission. All subsequent Forward-Looking Statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

40