Form 10-K, Exhibit 13
period 2000-12-31
MERIT MEDICAL SYSTEMS INC
filed 2001-04-02
CIK 856982

2000

                                     ANNUAL

                                     REPORT


                                                    MERIT MEDICAL SYSTEMS, INC.

Table of Contents
-----------------

Presidents's Letter

Products & Technology

Management's Discussion & Analysis

Financial Information

Corporate Information


                                         Year Ended December 3 1 ,
---------------------------------------------------------------------------------------------------
                                 2000           1999          1998           1997          1996
---------------------------------------------------------------------------------------------------
Operating Data:
Net Sales                    $91,477,512   $77,959,576    $68,377,357    $60,579,011    $50,455,766
Gross profit                  30,624,053    30,041,761     25,943,484     22,812,895     21,136,149
Income before income taxes       773,845     4,761,429      4,290,346      1,775,516      3,630,152
Net income                       826,557     3,225,590      2,451,159        797,532      2,162,608
Net income per share               $0.11         $0.43          $0.33          $0.11          $0.31
Weighted average shares
     outstanding (diluted)     7,860,905     7,565,673      7,488,225      7,369,668      7,051,911
Balance Sheet Data:
Working capital              $32,447,007   $33,933,698    $15,779,725    $14,737,971    $12,761,211
Total assets                  71,446,631    72,360,469     50,664,786     45,269,678     41,718,553
Long-term debt                24,011,778    27,817,308      3,388,835      3,913,686      4,822,126
Stockholders' equity         $34,772,702   $32,690,136    $29,086,368    $25,802,149    $22,487,123

ABOUT THE COVER

Merit Medical has emerged from a difficult year in 2000 into a very bright positive operating and safe environment. Small-cap health care stocks appear to be favorably positioned as an anti-recession vehicle.


Corporate Headquarters
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095
801-253-1600
www.merit.com

PRESIDENT'S LETTER

Dear Fellow Shareholders:

         2000 was the worst of times and it was the best of times. I could spend a great deal of time in this report analyzing our lower results, but I think we have done that sufficiently during the year. As discussed in our conference calls, news releases and quarterly reports, our expectations for sales were too high, we built too much inventory, and we were too highly staffed, which created operating inefficiencies. Indeed, our revenues experienced a 17 percent gain to $91.45 million in 2000 from $77.96 million in 1999, and we saw good growth in several of our product lines. These included inflation devices, which grew by 7 percent; catheters, which grew by 174 percent; and stand-alone products (those not sold in kits), which grew by 24 percent.

         The costs associated with higher inventories, including debt service and inventory management issues, resulted in much lower profits for Merit. In addition, one of our large customers ceased business operations, resulting in a charge to our operating income of $340,000, or $0.03 per share. Net income was $827,000, or $0.11 per share, compared with $3.23 million, or $0.43 per share in 1999. With these results behind us, I would like to focus on the future and what we are doing to bring value to our shareholders. We have spent the entire year improving efficiencies in operations while continuing to develop differentiating products and build sustainable competitive advantages in each of our product groups. These improvements are resulting in the dawn of a very successful year for Merit in 2001.

REDEFINING OUR BUSINESS

         We made tremendous progress in re-evaluating and improving the processes by which we conduct our business-including labor, overhead and materials. Each one of these three broad categories of business management was redefined within the meaning of Merit's corporate philosophy and modified from the top down. In the first quarter of 2000, we began to make changes in our manufacturing processes. Since that time, we have adopted an automated packaging process, standardized our labeling, re-evaluated our packaging materials, and increased the efficiencies of product flow between facilities. In addition, in order to help drive efficiencies going forward, we have adopted a new, goal-oriented employee compensation plan based on performance and cost-saving achievement.

INCREASED PRODUCTIVITY

         Within the labor and overhead categories, it was determined that in order to rapidly reduce inventories, product had to be built at a pace slower than sales, which required a lower headcount. Therefore, we chose not to replace hourly staff as they left the Company for other opportunities. In addition, in June of last year, we made a decision to formally reduce our staff by 23 people, mostly from middle management, which on an annualized basis will save Merit over $1 million in labor and overhead costs each year.

         The result of this gradual reduction in our workforce throughout the year was a headcount of 1030 at the end of 2000 compared with 1270 in December 1999. Averaging the headcount over the year, the net reduction was 100 fewer people than in 1999, which yielded a direct-labor and overhead savings of approximately $1.4 million. We accomplished this staff reduction while sales increased by 17%.

         This gradual slowing in our workforce numbers also coincided with a drop in inventory by year's end of approximately $2.3 million, and $1.3 million of that was accomplished in the fourth quarter. Along with inventory reductions, inventory turns have begun to increase from 2.1 times in 1999 to 2.3 times in 2000. It is our goal this year to increase inventory turns to at least 2.7.

         Once we began to see in the third quarter that our efforts in labor and overhead were beginning to produce results, we turned our attention to the ways in which raw materials were purchased and our products distributed. First of all, we decided to change our approach to the Canadian marketplace, which operates within a national health care system, and we secured the services of a distributor rather than using direct sales representatives. This decision began to yield immediate rewards that have continued through the beginning of 2001. We have also greatly strengthened our commitment to support and train not only our domestic sales force but the international sales force and worldwide distributors as well. This increased effort should reward us with increased sales of our products going forward.

         Another area of emphasis is the renegotiation of contracts for raw materials purchases. Due to continued pricing pressure on its products, Merit is developing new partnerships with its vendors to reduce costs and implement just-in-time raw material deliveries. This program already is underway and is beginning to show rewards.

OTHER COST-CUTTING MEASURES

         A close scrutiny of our entire organization has yielded many areas for potential cost reduction. For example, even this annual report was produced differently, saving over $5,000 from last year. Last year as a result of lower inventory and other cost-related savings, we were able to reduce debt substantially, particularly in the fourth quarter. We made considerable progress in this regard in 2000, and particularly in the fourth quarter. As of December 31, 2000, the Company had reduced its long-term debt to $24 million from $31 million in August 2000. Since the beginning of 2001, long-term debt has been reduced by an additional $4 million. Merit's strategy to reduce long-term debt will result in less business risk, increased available capital for growth, and lower interest costs. It is our strategy to continue to reduce our debt, which will have an immediate and long-lasting impact on the value of the company.

ALLIANCES AND PARTNERSHIPS

         We  are  conducting  our  business  in  a  highly   competitive  arena,
particularly in terms of pricing. Device manufacturers have continued to experience pressure from managed care buying groups to reduce prices, while attempting to maintain margins. Changes we made last year such as greater efficiencies in manufacturing, materials purchasing and handling, and reductions in inventory and headcount will have a positive impact on our financial results in 2001. We believe that substantial annual savings are still available in the cost-of-sales area, which will help continue to increase our gross margins.

         Last year we also made some new product decisions that should be of tremendous value going forward. During the year we took on a distribution agreement for the PercuStay(R), a drainage catheter fastening device; and we signed licensing agreements on the Arrowood patent for a radial artery compression device and with Specialized Medical to manufacture and market a safety needle. We are one of only a few companies that will offer a needle with safety features to prevent inadvertent needle punctures, which was mandated in November 2000 by the Needlestick Safety and Prevention Act.

         In addition to new distribution and development agreements, we introduced several new products that add to Merit's offering: a complete line of vessel-sizing catheters used in radiology procedures to repair damaged arteries and veins; an 8ml syringe for contrast media injection; a new hemostasis valve, the Inspector(R); the ShortStop(R), a temporary sharps holder; and our new DeVos manifold with a proprietary, integral flow-control valve. Sales of these products did well and helped provide us with the solid revenue growth we sustained during the year, particularly the new vessel-sizing catheters, which are discussed in the Product and Technology section.

         We have accomplished all the above in a marketplace that has accelerated its demands for cost cutting and productivity, while that market is growing only by modest, single-digit rates. Merit has built an outstanding reputation with its customers, based on quality products and customer service that benefit the treatment of patients. With new, innovative products in development, we believe we are addressing both physician and patient needs in an ever-changing environment.

         To this point, value to the shareholders has been missing at the level we believe is possible. However, we beleive that our projects this year, as well as all the internal improvements we have made, will yield outstanding value in terms of financial performance. Already, as I write this letter to you, we are for the first few months of the year consistently ahead of plan, which bodes well for the prospects of this year. We can't anticipate every problem; however, the momentum we are gaining should be more than sufficient to overcome most obstacles. Merit is a much stronger, leaner company than it was last year at this time, and we are still making adjustments to all areas of our corporate structure as the need arises.

         The future for Merit Medical is bright. Many opportunities for growth exist despite adverse conditions in the marketplace. It was an unfortunate year; but looking forward, I believe we will be able to say in the next year's annual report that it was a good year. I sincerely appreciate the faith, patience and loyalty you, as shareholders, have had in Merit these last several years. It is with great enthusiasm that our entire organization and I look forward to bringing Merit to its full potential in 2001.

Best personal regards,

/s/ Fred P. Lampropoulos
------------------------
    Fred P. Lampropoulos
    Chairman and Chief Executive Officer

                             PRODUCTS AND TECHNOLOGY

DIAGNOSTIC CATHETERS

         Merit Medical has completed its first full year of marketing the line of diagnostic radiology and cardiology catheters it acquired from Mallinckrodt Inc. in mid-1999. These types of catheters are used by hospitals worldwide to perform angiograms. There are approximately 8 million of these essential procedures performed each year worldwide, representing a market of approximately $7 billion. Diagnostic angiography catheters continue to be the tool most widely used by physicians in the diagnosis of patients with vascular disease.

         An angiogram involves the injection of radiopaque fluid, or contrast media, into a patient's artery or vein. A picture from an X-ray machine called a fluoroscope is taken of a location within the blood vessel, and a skilled physician then can determine the nature, severity and precise location of plaque deposits, blockages, aneurysms, and other abnormalities.

         The standard method for inserting these long, thin catheters has been through a puncture made in the patient's femoral artery, located in the groin area. The catheter is threaded up through the vascular system to either the heart or another area of the body. Within the last few years an insertion technique through the radial artery in the wrist has become more popular. This is because the opening made is much smaller and therefore easier to close, resulting in less blood loss, shorter hospital stay and faster recovery time for the patient. As an adjunct to the radial procedure, last year Merit secured the licensing rights for a new product, the RadStat(R), a radial artery compression device. Market research tests of the RadStat have provided positive feedback in terms of stopping bleeding from the wound after the procedure. The RadStat was introduced in early 2001. With margins substantially above corporate averages, this new product should be a solid contributor to corporate profits.

         The acquisition of the diagnostic catheter line enables Merit to expand its capabilities and technological know-how for catheter-related projects such as extrusion, tipping, catheter coating, wire braiding, and other technologies. Areas where the Company has utilized this new technology include pigtail angiography catheters for both adults and infants; pericardiocentesis catheters, which drain excess fluid from around a patient's heart; vessel-sizing catheters, which help physicians diagnose and repair damaged blood vessels; and drainage catheters.

         Merit's sales of its diagnostic catheters have been encouraging this last year. In this competitive market, Merit has deemed it necessary to improve the quality of this product line in order to grow its business. A substantial portion of Merit's research and development efforts this past year have been focused on these improvements, which should appear in the marketplace sometime in mid-2001. All of Merit's know-how, together with its already substantial abilities in catheter-related areas, is being combined into a new Center of Excellence for catheter technology located in our Angleton, Texas facility. We expect this will result in greater manufacturing efficiencies and higher corporate profits.

VESSEL-SIZING CATHETERS

         Leveraging off its catheter expertise, last year Merit Medical launched a new line of catheters used to measure the internal diameter and length of either an artery or vein. Vessel-sizing catheters are used in a variety of procedures, including angioplasty, embolization, abdominal aortic aneurysm (AAA) grafts, and vena cava filter placements. It is estimated that the worldwide market potential for these catheters is in excess of $5 million per year, and growing rapidly.

         These catheters have special marker bands that are spaced at a known distance apart to enable physicians to calculate the vessel size. With this critical information, the physician can determine what size of vascular graft, venous filter or other treatment is needed. A precise measurement is necessary in order that the graft or filter fits well to prevent migration toward the heart or into other areas of the body.

         The AAA stent-graft market is growing very rapidly, due primarily to the September 1999 approval of this minimally invasive procedure by the U.S. Food & Drug Administration. In the fourth quarter, Merit introduced its new 20-band vessel-sizing catheter used specifically for measuring the aorta during a AAA stent-graft procedure. IMS sales data suggests that Merit is now the market leader in the 20-band catheter market used primarily for the AAA stent-graft procedure. The 20-band catheter has decided advantages over other catheters, such as its high radiopacity, making it easier to see under fluoroscopy, a very smooth transition from the catheter body to the platinum bands, as well as a highly kink-resistant catheter body.
                                       6

         Prior to approval for this procedure, physicians had to perform open-abdominal surgery to remove a section of the diseased artery and replace it with a man-made graft. Today, physicians can insert a catheter through an artery or vein and measure it, insert a stent-graft or filter, deploy the device, and withdraw the catheter. Following a closure procedure, the patient usually recovers within a few days, rather than a few weeks.

DIGITAL INFLATION TECHNOLOGY

         Merit believes in product innovations that contribute to the physician's skill and improve clinical outcome. Innovation and new technology adds to existing clinical potential, and expands it into new dimensions once thought impossible. Last year, Merit introduced a new standard in digital technology with the IntelliSystem(R) II monitor, inflation devices and accessories.

         There are approximately 2 million angioplasty and stent placement procedures performed each year worldwide. Merit has achieved and sustained a world market leadership in balloon inflation devices and accessories for angioplasty and stent placement by adapting its technology to physician demand. In order to continue the growth of Merit's core inflation business, it developed a more sophisticated, digital technology for measuring inflation pressures.

         The patented IntelliSystem II color monitor is the most advanced on the market and gives physicians several highly desirable options. For example, its large touch screen and display readout make it possible for everyone in the clinical setting to know at a glance how the patient is responding to the procedure. The screen also instantly displays positive or negative pressure by changing color, and the user can choose to enlarge the graphing capability to observe extremely subtle changes in pressure measurements. The IntelliSystem II enhances global flexibility by enabling the user to manually select the monitor to display in four different languages.

         As the product life cycle for the inflation device has matured, this highly sensitive display monitor has enhanced sales by opening up new realms of use by physicians. For example, in 1999 physicians in pain clinics began using Merit's inflation devices for a diagnostic spinal procedure called discography, causing sales for inflation devices used in discography to double from 1999 to 2000. In addition, other physicians use Merit's inflation device to inflate and measure pressure in a tiny balloon to treat a painful facial disorder called trigeminal nerve compression.

         Merit is the only company that has digital technology sensitive enough to show the minute changes going on in these procedures. Merit's sales of inflation devices have grown steadily over the last two years due to expanded physician acceptance and use. The increased use of drug-coated stents to reduce restenosis (re-closure of the artery) is also contributing to growth rates for Merit's digital technology.

SAFETY PRODUCTS

         Merit Medical is committed to improving safety in the clinical setting by designing medical products that minimize errors and the exposure of healthcare workers to "sharps" (needles, scalpels and other sharp tools), and the associated vulnerability to blood and blood-borne pathogens. Syringes and needles need to be handled with extreme caution to avoid accidental skin puncture, aerosol generation, or inadvertent medication errors.

         In the past few years as the awareness of the potential danger of blood-borne pathogens and the safety of both clinicians and patients has become more apparent, Merit Medical has responded to customer needs by launching new products that address specific safety concerns. Merit's safety products have experienced double-digit sales growth over the past year, confirming customer acceptance.

SAFETY NEEDLE

         In November 1999, OSHA issued a compliance directive that "mandates the use of safer medical devices to help reduce needle sticks and other sharps injuries." The Needle Stick Safety and Prevention Act was passed unanimously by Congress and signed by President Clinton on November 6, 2000 (published in the Federal Register in January 2001, and effective April 2001). As mandated by this Act, OSHA has revised its blood-borne pathogens standard to clarify the need for employers to select safer needle devices as they become available and to involve employees in identifying and choosing the devices.

         In the first quarter of 2001, Merit signed an exclusive worldwide agreement with Specialized Health Products to manufacture and sell safety needle devices for angiographic guide wire introducers. The new safety needles are being developed in response to the Needlestick Safety and Prevention Act. There are more than 5 million unprotected angiography needles used in the United States each year and approximately 5 million more for the rest of the world. Merit believes the new safety device will more than double the volume of its needle sales.

ShortStop(R) Temporary Sharps Container

         The ShortStop is a small, adhesive-based container that fits unobtrusively on the back table in a clinical lab. It is used for the temporary containment of needles and other sharps and provides a viable alternative to minimize the potential of inadvertent needle sticks. Merit's sales of this device grew 45 percent in 2000.

MEDALLION:  COLOR-CODED AND PRINTED SYRINGE

         In response to the growing concern of medication errors, one of the first products Merit introduced was the Medallion color-coded syringe. These perfectly clear, colorful syringes have the name of the medication printed on the barrel to minimize medication errors in the clinical setting. Additionally, physicians can color-code their medications to further prevent medication errors. The Merit Medallion syringe is a cost-effective product for those health care workers who value safety. Merit's sales of this syringe grew by 14 percent in 2000.

MERIT DISPOSAL DEPOT (MDD):  CLOSED-WASTE MANAGEMENT SYSTEM

         Merit's disposal depots are totally closed-fluid systems that transport waste away from the patient procedure in a safe, convenient way. OSHA's "Occupational Exposure to Blood-Borne Pathogens Standard" was designed to protect approximately 6 million workers in the health care and related fields from the risk of exposure to blood-borne pathogens, such as HIV and hepatitis. Handling and manipulation of blood and other biological fluids requires the use of precautionary measures. The MDD closed-waste system is a cost-effective, simple way to satisfy OSHA guidelines in managing blood waste. Sales of this product grew 10 percent in 2000.

BACKSTOP:  COVERED WASTE BASIN

         An additional OSHA standard states, "All procedures involving infectious material shall be performed in such a manner as to minimize splashing, spraying and splattering of droplets of these substances." The unique design of Merit's Backstop reduces the risk of blood splattering commonly seen in traditional open bowls used on the back tables of radiology and cardiology labs. Sales of the BackStop grew by 13% in 2000.

MBA HEMOSTASIS VALVE

         In 1999 Merit introduced a unique hemostasis valve, the MBA, which reduces blood loss to just a few drops during exchange of catheters, guide wires, and other tools used during diagnostic and interventional procedures such as angiography and angioplasty. Standard hemostasis valves, when opened to insert a catheter or other instrument, allow free blood flow, causing occasional severe patient blood loss and unnecessary exposure to blood-borne pathogens by the clinicians. Introduced in 2000, the sales of Merit's MBA valve expanded on an annualized basis by 83%.

DRAINAGE PRODUCTS

         Leveraging off Merit's existing catheter technology and know-how, the Company has been investing heavily the past year in a new line of drainage products. In particular, Merit signed a licensing agreement with Derma Sciences for the PercuStay and related catheter fastening devices which Merit introduced in the third quarter of last year. The drainage line also includes the MDD disposal bag that is discussed above in the Safety Products section, a 60cc VacLok syringe, a large-bore stopcock and the flagship product, a line of drainage catheters. Many of these products were introduced in 2000, while others, like the catheter line, remain in the development cycle for introduction later this year or 2002. These products address a market size of approximately $90 million worldwide annually, and the catheter line should provide Merit with considerable growth in the years ahead.

         Merit's investments in new product development, product acquisitions and licensing agreements have created a favorable opportunity for growth this year and next. Merit is rapidly becoming the world leader in ancillary products for diagnostic procedures in cardiology and radiology laboratories around the country. The advent of new stenting techniques and the aging population will continue to drive the sale of Merit's products in the years to come.


                             CORPORATE INFORMATION

EXECUTIVE OFFICERS                                        ANNUAL MEETING All shareholders are invited
Fred P. Lampropoulos                                      to offend our Annual Meeting on
Chairman, President/Chief Executive Officer               Wednesday, May 23, 2001 at 3:00 p.m. at
                                                          the Company's corporate offices in South
                                                          Jordan, Utah.

Kent W. Stanger                                           STOCK TRANSFER AGENT/REGISTRAR
Secretary-Treasurer, Chief Financial Officer              Zions First National Bank
                                                          Stock Transfer Department
Leigh Weintraub                                           P. 0. Box 30880
Chief Operating Officer                                   Salt Lake City, Utah 84130

Brian L. Ferrand
Vice President, Sales
                                                          PRIMARY MARKET MAKERS
Sherwood Securities, Inc Dougherty & Co., Inc.            Piper Jaffray Cos., Inc.     Spear, Leeds & Kellogg
                                                          Knight Securities L.P.       Wilson-Davis & Co., Inc.
BOARD OF DIRECTORS                                        Dain Rauscher, Inc.          Investec Ernst & Company
                                                          Schwab Capital Markets       Olsen Payne & Company
Fred P. Lampropoulos                                      Herzog, Heine, Geduld, Inc.  Sutro & Co., Inc.
Chairman, President/Chief Executive Officer               Sherwood Securities, Inc.    Wien Securities Corp.



Kent W. Stanger                                           MARKET INFORMATION The Company's common
Secretary-Treasurer, Chief Financial Officer              stock is traded on the NASDAQ National
                                                          Market System under the symbol "MMSL" As of
Rex C. Bean, Private Investor                             December 31, 2000, there were 7,788,208
Ogden, Utah                                               shares of common stock outstanding. The
                                                          following chart sets forth the high and
Richard W. Edelman                                        low closing sale prices for the
Managing Director and Dallas Branch Manager               Company's common stock for the last two years:
Sanders Morris Harris
Dallas, Texas

James J. Ellis, Managing Partner
EIlis/Rosier & Associates
Dallas, Texas


                                                                                        High             Low
                                                                  2000
Michael E. Stillabower, M.D.                                      First Quarter         $11.00          $6.69
Chief, Cardiology, Christiana Care Health Systems;                Second Quarter         10.13           4.00
Member, Cardiology Consultants PA                                 Third Quarter           6.88           5.38
Wilmington, Delaware                                              Fourth Quarter          7.00           5.50

CORPORATE OFFICES                                                 1999
Merit Medical Systems In                                          First Quarter         $ 6.88           5.00
  1600 West Merit Parkwa                                          Second Quarter          6.00           4.75
South Jordan, Utah 84095                                          Third Quarter           8.50           4.75
(801) 253-1600                                                    Fourth Quarter          7.63           5.88

INDEPENDENT ACCOUNTANTS                                           As of March 30, 2001, the Company had
Deloitte & Touche LLP                                             approximately 200 shareholders of record,
Salt Lake City, Utah                                              not including shareholders whose shares
                                                                  are held in securities position
LEGAL COUNSEL                                                     listings.
Parr Waddoups Brown Gee & Loveless
 Securities/General Counsel                                       The Company has never declared or paid
Workman, Nydegger & Jensen                                        any cash dividends on its common stock.
Patent Counsel                                                    The Company intends to retain any earnings
                                                                  for use in its business and does not anticipate paying
FORM 10-K Merit Medical Systems, Inc.                             any cash dividends in the foreseeable future.
filed an annual report on Form 10K with
the Securities and Exchange Commission                            INVESTOR RELATIONS CONTACT Nancy Schultz,
for the fiscal year ended December 31,                            Director, Corporate Communications (801) 253-1600
2000. A copy may be obtained by written
request from Kent W. Stanger, Secretary,                          FOR MORE INFORMATION, CONTACT Kent W. Stanger, Chief
at the Company's offices.                                         Financial Officer Merit Medical Systems, Inc. (801) 253-1600