Form 10-K, Exhibit 13
period 2001-12-31
MERIT MEDICAL SYSTEMS INC
filed 2002-04-01
CIK 856982

2001 ANNUAL REPORT

PRESIDENT'S LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:

         2001 was the most rewarding year Merit has experienced to date. In the 2000 annual report, I discussed the issues facing the Company and the plan we had constructed to address these issues. We had too much inventory and excess capacity, too much debt, low productivity and margins and, consequently, low profits.

         We set goals for ourselves that included increasing margins and profits, reducing inventories, and eliminating long-term debt, all of which helped increase shareholder value. During 2000 and 2001, we put several cost-saving programs in place including renegotiating vendor and shipping contracts, which will save us almost half a million dollars in costs this year. We also made several improvements in our warehouse management systems for our raw materials and finished goods warehouses, allowing us to become much more productive and track our inventories better.

         The management team adopted a more aggressive philosophy in terms of creating a more productive organization and, together with our employees, adopted and implemented cost-saving programs which are beginning to produce favorable results. The management team took on the challenge of reducing inventory levels, which decreased by almost $5 million in 2001, while growing revenues by 14 percent. Last year, our new operating system, which caused us pain in 1999 and 2000, became a wonderfully productive asset--allowing us to leap ahead in terms of managing our operations systems, including raw materials, planning, purchasing, production, packaging, sterilization, warehousing and shipping. This new system will allow us to continue to grow our business for many years.

         Cash flows from operations were a record $18.2 million, and the inventory reduction program contributed $4.5 million of that amount. These improvements helped us to completely repay our line of credit from over $30 million in August 2000 to $0 in March 2002. Other areas contributing to cash flow were manufacturing efficiencies from overhead and headcount reductions, lower operating expenses as a percent of sales, lower interest costs as our debt was repaid, and taxes saved as a result of the exercise of employee stock options.

         In addition to cash flow from operations, an additional source of cash was received from a large number of employee stock options exercised as the stock price rose to new heights. We also received almost $600,000 after tax in the second quarter of 2001 from the sale of 9 acres of land adjacent to the

Company headquarters in South Jordan, Utah. All these sources of cash were used to reduce debt. It is important to note that, although our profits are expected to increase, we anticipate our cash flow from operations to be lower in 2002, as we will not reduce inventory as dramatically as last year, nor have as large a tax benefit from the exercise of stock options.

FINANCIAL PERFORMANCE
---------------------

         Our increased productivity, benefits from the introduction of new, higher-margin products and unit volume growth resulted in margins increasing from 33.5 percent in 2000 to 36.6 percent in 2001. By the fourth quarter of last year, our margins had risen to 38.5% of sales.

         Revenues were $104 million for 2001, compared with $91.5 million in 2000, a gain of 14 percent. Net income, which included a one-time gain, was a record $6.7 million, or $0.63 per share, compared with $826,557, or $0.08 per share, in 2000. The one-time gain was from the 9-acre land sale in the amount of $528,673, or $0.05 per share. Therefore, net income from normal operations was a record $6.2 million, or $0.58 per share.

         Selling, general and administrative expenses continued to decline as a percent of sales to 23.1 percent from 25.5 percent in 2000. R&D expenses declined marginally as a percent of sales in 2001 from 2000 as we introduced new products to market and our sales increased.

         As inventory levels and long-term debt were reduced, our interest costs declined significantly during the year from $2.3 million in 2000 to $1 million in 2001. With the increase in profits, our tax rate increased to 31.2 percent in 2001 from -6.8 percent in 2000. The unusual tax rate in 2000 was primarily due to R&D tax credits which the Company was able to realize in the fourth quarter of 2000 including amended returns for prior years.

         All of these components produced record results for your company, at a time when stock market performance and the freedoms of our country and its citizens were being severely challenged. As a result of the many programs we implemented during 2000 and 2001 mentioned above, our financial performance was recognized by Forbes Magazine as one of the 200 Best Small Companies in America. That designation was based on revenue and earnings growth, and return on equity, measured for the most recent four quarters and the past five years. Merit's ranking was 185. It is our hope that, with all the continued improvements we are making, our financial performance will again be recognized in 2002 with this prestigious honor.

NEW PRODUCT STRATEGY
--------------------

         Merit Medical has gained a worldwide reputation for product quality, customer service and innovation. One of the vital keys to its revenue growth has been the introduction of new products. We are developing a number of new products which will be introduced this year and in future years which address market niches primarily in radiology. It is Merit's continued strategy to maintain our presence in radiology and cardiology where we dominate the landscape, and to increase our footprint in those arenas by extending our product offerings. There are many small-to-medium-sized market niches in radiology ($5 million to $100 million per year in size) into which we could penetrate by adding new products.

         Last year, we introduced at least eight new products that are used in radiology, which comprises procedures performed on all areas of the body excluding the heart. Our product pipeline is brimming from new product ideas, which we receive from physicians all over the world. A number of these products will be introduced this year, including a line of drainage catheters and a shielded needle (safety needle) used exclusively for arterial or venous access. The shielded needle is an increment to the line of safety products we provide for the safety of health care workers around the world.

         Among the products we introduced last year is a new control syringe, the Inject8(TM), which is used to inject contrast solution through smaller catheters. We also introduced the ShortStop(TM), a temporary sharps container which allows clinicians to conveniently store and retrieve their needles or scalpels; the InQwire(TM), a very high-quality diagnostic guide wire; the RingMaster(TM), a basin for the InQwire which allows clinicians to conveniently store, hydrate and retrieve the guide wire; another model of the MDD Disposal Bag, which is used for fluid drainage; the PercuStay(TM), a drainage catheter fixation bandage; a pressure infusor bag, which allows fluid bags to be pressurized; and a line of vessel-sizing catheters, including pediatric sizes, which are used to measure the dimensions of a patient's abdominal aorta for abdominal aortic aneurysm (AAA) procedures. All of these products are discussed in more detail in the Products and Technology section following this letter.


LOOKING AHEAD
-------------

         We are frequently asked how we motivate all of our employees to participate in the plan we have initiated for our recovery and continued growth. One of my favorite projects which we implemented last year was the implementation of a company-wide employee incentive bonus program. This program allows all employees to participate in the Company's profitability, through a bonus, by attaining individual and team goals which contribute to the Company's profits. The response from employees has been a resounding approval, and your management believes this program provides a strong incentive for employees to continue with opportunities for cost-saving and productivity gains.

         When we founded Merit Medical in 1987, we considered ourselves to be a management team of long-term vision. Then it was our goal to bring the Company to $100 million in sales. During past years, we put into place the infrastructure necessary to bring our company to that level. This included a direct sales force both domestically and in Europe, a manufacturing facility in Ireland and a distribution center in the Netherlands, a new corporate headquarters and manufacturing facility on 36 acres of land in Salt Lake City, a catheter manufacturing facility in Texas, and a wafer fabrication plant in California. To facilitate further expansion, we can now leverage our existing infrastructure, reducing the need for large, incremental expenses or capital investments that have negatively impacted our bottom-line results in the past.

         Some questioned our ability to bring the Company to $100 million in sales, and we accomplished it. This achievement gives us confidence to broaden our vision to the $1 billion sales level. In order to achieve a sales level of that magnitude, we will need to accomplish several things. To begin with, new, alternative technologies are already affecting which new products we introduce. These decisions are influenced by interventional market growth from emerging new technology, such as vertebroplasty, discography, AAA's, and drug-coated stenting. Merit's innovation has resulted in its products being used in all of these exciting, rapidly growing areas.

         In addition, we will continue to increase our sales at the organic level by gaining market share with existing products and introducing new products into market niches that provide clinicians with additional features and benefits at a reasonable price. Merit has an excellent track record of effecting this strategy, and new products have contributed over $50 million to our revenues in the last five years. To address the increased demand for our products overseas and domestically, we are making arrangements to expand our facility in Ireland to more than double its present capacity. This expansion will cost approximately $5 million, which will be financed through debt. Finally, we will grow our business through procedural growth rates, as the population ages.

         In ten years, by utilizing our growth rate of 14 percent which we achieved last year, Merit's sales would reach about $400 million. With our improved financial health and our strong market presence, we are in the position to compound that momentum by entering into distribution agreements and making acquisitions of either products or companies, or both. We have entered into two distribution agreements for the PercuStay(R) drainage catheter bandage and the pressure infusor bag. Sales of these products have greatly improved from when we began, utilizing the considerable resources of our direct sales force.

         As we have mentioned many times this past year, we are actively seeking candidates to help meet our goals for expansion and growth. There are more opportunities for acquisition or distribution today than ever before. These opportunities may include small companies with a good product but without the means to take that product to market, or business segments of large companies that have become incompatible with their overall strategy. It is our goal sometime during 2002 to make an acquisition of a substantive nature that will round out our product lines and help to create additional growth for the Company.

         Much like the spirit of the 2002 Winter Games in Salt Lake City that fueled the world with hope and optimism, we are very optimistic as we press forward. I want to personally thank all of our employees, as well as our management team, who responded to the challenge and were willing to change their views and adjust their thoughts in order to make our recovery happen. In addition, I also thank all of our shareholders who have remained faithful and who believe in Merit Medical's ability to become one of the world's premier medical device companies.

Best personal regards,



By: /s/ Fred P. Lampropoulos
----------------------------
        Fred P. Lampropoulos
        Chairman and President

2001 ANNUAL REPORT

PRODUCTS AND TECHNOLOGY
-----------------------

Merit Medical manufactures and markets disposable devices used for cardiology and radiology. Its primary focus is cardiology, where physicians use Merit's custom kits, stand-alone devices (those sold separately from kits), diagnostic catheters and inflation devices to perform angiograms, therapeutic balloon angioplasties and stent placement.

Physicians around the world perform over 5 million angiograms each year. This procedure, with the aid of fluoroscopy, allows clinicians to visually map the arteries of a patient's heart and diagnose cardiovascular disease. In order to perform a diagnostic procedure, clinicians must use a variety of products that directly or indirectly connect to diagnostic catheters, all of which are manufactured by Merit. Merit is second in the world in diagnostic custom kits for these procedures. Sales of Merit's custom kits and stand-alone devices used in angiograms grew by more than 18 percent in 2001.

There are about 1.2 million balloon angioplasties performed each year worldwide, and each of them must use an inflation device to expand the tiny balloon placed inside a patient's heart artery. Merit's inflation devices are the most widely sold in the world because Merit has developed patented, digital technology which offers physicians considerable upgrades in technology and features for a reasonable price.

About five years ago, Merit's inflation devices, the IntelliSystem(R) and Monarch(R), were approved by the FDA for use as universal fluid dispensing syringes. In addition to angioplasty procedures, these devices can now be used in other procedures such as discography, trigeminal nerve compression, kyphoplasty and esophageal dilatation.

Discography, a diagnostic procedure adopted by pain management clinicians, measures the integrity of a disc in the spine, thereby allowing doctors to determine the correct therapeutic path. Merit's digital universal fluid dispensing syringes are the only devices in the world sensitive enough to read the minute fluctuations in pressures during these procedures. Because of the continued demand for digital pressure measurement, sales of these devices have significantly contributed to the growth of Merit's inflation device product group, which grew by 14 percent in 2001.

Merit expects sales of its inflation device product group to continue to grow more rapidly than procedures for several years. One factor is discography, as it is still a relatively new procedure and continues to expand. The second factor is the development of drug-coated stents, which must have an inflation device to deploy them. Outside sources indicate that Johnson & Johnson is the leader by approximately 24 months in the development and testing of its drug-coated stent. It recently announced the results of a 12-month clinical trial, which reported that its new stent was 100% effective in preventing reclosure of the artery following balloon angioplasty. Because Johnson & Johnson does not manufacture an inflation device, Merit believes it will be the direct beneficiary of increased use of J&J's stent when it goes to market.

Merit's sales grew by 14 percent in 2001, double that of procedures. Merit's sales have expanded at a more rapid rate by contributions from growth of its existing product lines mentioned above and growth from the introduction of new products. New product introductions have contributed almost $50 million in new revenues during the last five years. The contribution from new products should accelerate going forward, as Merit continues to introduce new products such as drainage catheters and diagnostic guide wires that address markets approaching $100 million each per annum.

Merit has a strong presence in the cardiology lab, and its innovative products are well known throughout the U.S. and the remainder of the world. Because of this strong market presence, the potential for innovation has diminished, causing Merit to look outside its normal arena. Radiology is a natural selection, as some of Merit's products are used by clinicians in that discipline as well. Radiology provides an excellent opportunity for Merit to introduce new products, as this arena contains hundreds of small market niches ($1 million to $100 million in size).

Merit routinely introduces eight to ten new products each year. These products are a direct response to listening to clinicians and how they perform procedures. Most of the products are simple line extensions and contribute to sales in a minor fashion. However, in 2002 Merit will introduce a line of drainage catheters--the One-Step centesis catheter, the Resolve locking drainage catheter, and the Non-Locking Resolve--as well as a shielded needle (safety needle), all of which have the potential to fuel Merit's revenue growth for several years. The new products which were introduced in 2001 are highlighted below.


INJECT8(TM) CONTROL SYRINGE

Merit is the No. 2 manufacturer and marketer of control syringes, which are used for injecting contrast solution into a patient's blood vessels for visualization during an angiography procedure. This procedure is used to map the vascular system in the coronary arteries in order to diagnose vascular disease. Merit's control syringe has features which we believe are superior to others on the market, and Merit is slowly gaining market share from the leader as this fine product continues to penetrate the market.

During the last couple of years, newer methods of performing an angiography have developed, requiring the use of smaller-diameter catheters. These small catheters create a problem for the clinician when using standard contrast syringes, because it is very difficult to inject the proper amount of contrast solution into a blood vessel in the time required to achieve good visualization between heart beats. In response to this problem, Merit introduced the Inject8 control syringe, which is an 8ml syringe with a smaller-diameter barrel. The Inject8 is the only syringe in the world specially created for procedures utilizing smaller catheters, and sales of this product are above the Company's expectations.


INQWIRE(TM) DIAGNOSTIC GUIDE WIRE

Introduced in December 2001, the InQwire is Merit's response to a need for a diagnostic wire with better flexibility and ease of use. Merit's guide wire center of excellence located in Ireland has been developing this new product for over 2 years, and sales of the InQwire have begun to build over the last few months. The new InQwire addresses a worldwide market of approximately $100 million annually, and it is expected that this new product will significantly contribute to Merit's sales in 2002.


RINGMASTER(TM)

The RingMaster is an innovative guide wire basin, sold separately or in conjunction with the InQwire. It is another product which directly addresses difficulties clinicians have in the procedure lab. The RingMaster allows clinicians to conveniently store, hydrate and re-use guide wires, which are used 2-3 times on average per procedure. This product has helped drive sales of the InQwire when clinicians are reluctant to change from using their current wire.


MDD DRAINAGE BAG

Last year, Merit introduced a new drainage bag which is available in open-waste systems for short- and long-term drainage. This product will be used with Merit's line of drainage catheters, which is being introduced in 2002. The One-Step centesis catheter has already been introduced in February 2002, while two other models--the Resolve locking catheter and the Non-Locking Resolve will be introduced this summer. The drainage system with the MDD bag includes the PercuStay(R) catheter fastening device, a 60cc VacLok(TM) syringe for creating negative pressure, a new large-bore stopcock introduced in the first quarter of 2001 that has an inner diameter 35% larger than standard stopcocks, and kink-resistant tubing. Together with the drainage catheter line, these products address a worldwide market of approximately $100 million.

PRESSURE INFUSOR BAG

A key part of Merit's strategy for continued growth is that of licensing products which Merit does not produce. Nearly 95 percent of all Merit's products are manufactured by Merit. Capitalizing upon the strengths of its direct sales force, Merit finds itself being increasingly approached by other companies who do not have the means to distribute a promising product.

In late 2001 Merit introduced to market a pressure infusor bag which it licensed from Ethox Corporation for worldwide distribution. A bag of intravenous solution or blood products can be placed inside the pressure infusor sleeve. The pressure infusor bag manually inflates, providing continuous, measurable fluid introduction. The infusor bag is used in many parts of the hospital where fluids are administered to patients. The market potential for this product is estimated to be approximately $20 million.


SHORTSTOP(TM) TEMPORARY SHARPS HOLDER

The ShortStop is Merit's response to a request from clinicians concerning sharps containment during a procedure. The ShortStop is a sterile, easily visible receptacle which allows clinicians to park a sharp instrument such as a scalpel or a needle. The ShortStop is a very popular product and has become a favorite in many custom kit configurations.


PEDIATRIC VESSEL-SIZING CATHETERS

The acquisition in 1999 of the Mallinckrodt catheter division located in Angleton, Texas, provided Merit access to catheter technology. Leveraging upon this acquired technology, Merit developed a line of vessel-sizing catheters-introduced in late 2000-to precisely measure the internal dimensions of a patient's blood vessels. Procedures in which these catheters are used include angioplasty, embolization, abdominal aortic aneurysm (AAA), stent-grafts and vena cava filter placements. The predominant procedure, AAA, prepares and inserts a custom-made stent graft which fits inside the abdominal aorta and provides relief to the stressed wall. Two catheters are used per repair-one for measuring the aorta to prepare the custom stent graft and one to make certain the graft fits properly once installed. Sales of these catheters are proceeding well and continue to contribute to Merit's sales and earnings. This same technology has been used to develop a pediatric version, launched in 2001, for tiny patients. The market for pediatric vessel-sizing catheters is small, but there is a worldwide need for these devices. Merit is one of just a few companies that offer this product for infants.


EXECUTIVE OFFICERS                                      FORM 10-K
------------------------------------------------------- ---------------------------------------------------------
Fred P. Lampropoulos                                    Merit Medical Systems, Inc. filed an annual
Chairman, President/Chief Executive Officer             report on Form 10-K with the Securities and
                                                        Exchange Commission for the fiscal year
Kent W. Stanger                                         ended December 31, 2001.  A copy may be
Secretary-Treasurer,  Chief Financial  Officer          obtained by written request from Kent W.
                                                        Stanger,  Secretary,  at the Company's offices.
B. Leigh Weintraub
Chief Operating Officer                                 ANNUAL MEETING
                                                        All shareholders are invited to attend our
Brian L. Ferrand                                        Annual Meeting on Thursday, May 23, 2002, at
Vice President, Sales                                   3:00 p.m. at the company's corporate offices in
                                                        South Jordan, Utah.
Rashelle Perty
General Counsel, Vice President, Legal                  STOCK TRANSFER AGENT/REGISTRAR
                                                        Zions First National Bank
BOARD OF DIRECTORS                                      Stock Transfer Department
                                                        P. O. Box 30880
Fred P. Lampropoulos                                    Salt Lake City, Utah 84130
Chairman, President/Chief Executive Officer
                                                        MARKET INFORMATION
Kent W. Stanger                                         The Company's common stock is traded on the NASDAQ
Secretary-Treasurer, Chief Financial Officer            National Market System under the symbol "MMSI."  As of
                                                        December 31, 2001, there were 10,701,617 shares of
Rex C. Bean, Private Investor                           common stock outstanding.  The following chart sets forth
Ogden, Utah                                             the high and low closing sale prices for the Company's
                                                        common stock for the last two years:
Richard W. Edelman
Managing Director and Dallas Branch Manager
Sanders Morris Harris                                                         High                  Low
Dallas, Texas                                           2001
                                                        First Quarter      $  5.20               $ 4.00
                                                        Second Quarter        7.60                 4.40
James J. Ellis, Managing Partner                        Third Quarter        20.55                 6.08
Ellis, Rosier & Associates                              Fourth Quarter       20.00                12.06
Dallas, Texas
                                                        2000
Michael E. Stillabower, M.D.                            First Quarter       $11.00               $ 6.69
Director, Cardiovascular Research                       Second Quarter       10.13                 4.00
Christiana Hospital                                     Third Quarter         6.88                 5.38
President, Cardiology Consultants PA                    Fourth Quarter        7.00                 5.50
Wilmington, Delaware
                                                        As of March 27, 2002, the Company had approximately 200
CORPORATE OFFICES                                       shareholders of record, not including shareholders whose
Merit Medical Systems, Inc.                             Shares are held in securities position listings.
1600 West Merit Parkway
South Jordan, Utah 84095                                The Company has never declared or paid any cash dividends
(801)253-1600                                           on its common stock.  The Company intends to retain any
                                                        earnings for use in its business and does not anticipate
INDEPENDENT ACCOUNTANTS                                 paying any cash dividends in the foreseeable future.
Deloitte & Touche LLP
Salt Lake City, Utah                                    INVESTOR RELATIONS CONTACT
                                                        Nancy E. Schultz, Director, Corporate Communications
LEGAL COUNSEL                                           (801) 253-1600
Parr Waddoups Brown Gee & Loveless
Securities Counsel                                      FOR MORE INFORMATION, CONTACT
Workman, Nydegger & Seeley                              Kent W. Stanger, Chief Financial Officer
Intellectual Property Counsel                           Merit Medical Systems, Inc.
                                                        (801) 253-1600
